SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT ON FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date: Period

April 21, 2010

ALUMINA LIMITED

ACN 004 820 419

Level 12, IBM Centre

60 City Road

Southbank, Victoria 3006

Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This report on Form 6-K includes press releases of Alumina Limited made during the period February 9, 2010 to April 21, 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

ALUMINA LIMITED

By:	/S/ STEPHEN FOSTER
Name:	Stephen Foster
Title:	Company Secretary

Date:	21 April, 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 5AWC

Alcoa of Australia Power Contracts

Alumina Limited notes the attached Alcoa of Australia announcement today advising of new power contracts with Loy Yang Power to secure electricity supply to the Portland and Point Henry aluminium smelters in Victoria, Australia until 2036. The new contracts will come into effect in 2014 for the Point Henry operations (Geelong) and 2016 for the Portland operations. Alumina Limited, CEO, John Bevan, commented, “The new contracts secure supply to Alcoa of Australia’s Victorian smelters and allow the smelters to respond to market conditions. The smelters provide strong leverage to the improvement in aluminium prices and are valuable long term assets for Alumina Limited”.

Some statements in this public announcement are forward-looking statements within the meaning of the US Private Securities Litigation Reform Act of 1995. Forward-looking statements also include those containing such words as ‘anticipate’, ‘estimates’, ‘should’, ‘will’, ‘expects’, ‘plans’ or similar expressions. Forward-looking statements involve risks and uncertainties that may cause actual outcomes to be different from the forward-looking statements. Important factors that could cause actual results to differ from the forward-looking statements include: (a) material adverse changes in global economic, alumina or aluminium industry conditions and the markets served by AWAC; (b) changes in production and development costs and production levels or to sales agreements; (c) changes in laws or regulations or policies; (d) changes in alumina and aluminium prices and currency exchange rates; and (e) the other risk factors summarised in Alumina’s Form 20-F for the year ended 31 December 2008.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Scott Hinton Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 419 114 057

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/s/ Stephen Foster
Stephen Foster
Company Secretary

1 March 2010

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 6AWC

Please find attached, the following documents in relation to Alumina Limited’s 2010 Annual General Meeting to be held at 9.30am on Friday 7 May 2010 at the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street Southbank, Victoria.

i)	Notice of Annual General Meeting

ii)	Proxy Form

/s/ Stephen Foster
Stephen Foster
Company Secretary

31 March 2010

Notice of Annual General Meeting	ABN 85 004 820 419 Registered office: Level 12, IBM Centre 60 City Road Southbank Victoria 3006 Australia

Notice is hereby given that the fortieth Annual General Meeting of Alumina Limited will be held in the Auditorium, Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Victoria, Australia at 9.30am on Friday, 7 May 2010.

1.	Financial and Other Reports

To receive and consider the Financial Report and the Reports of the Directors and of the Auditor for the year ended 31 December 2009.

2.	Remuneration Report

To consider and, if thought fit, to pass the following resolution as an ordinary resolution:

“That the Remuneration Report for the year ended 31 December 2009 is adopted.”

Note – the vote on this resolution is advisory only and does not bind the Directors or the Company.

3.	Election of Director

To re-elect Mr Peter A F Hay as a Director.

Mr Hay retires in accordance with the Company’s Constitution. Being eligible, Mr Hay offers himself for re-election as a Director.

4.	Grant of Performance Rights to Chief Executive Officer

To consider, and if thought fit, to pass the following resolution as an ordinary resolution:

“That approval is given for all purposes under the Corporations Act 2001 (Cth) for the grant to Mr John Bevan, Chief Executive Officer of the Company, of rights to acquire ordinary shares in the capital of the Company in accordance with the terms contained in the Company’s Long Term Incentive Plan, as more fully described in the Explanatory Notes to the Notice convening this meeting.”

The Company will disregard any votes cast on this resolution by Mr Bevan or an associate of him. However, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form; or

•	it is cast by the Chairman of the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides.

5.	Other Business

To transact any other business that may be legally brought forward.

By Order of the Board

/s/ Stephen C Foster
Stephen C Foster
Company Secretary Melbourne, Australia
30 March 2010

Item 2: Remuneration Report

The Corporations Act 2001 (Cth) requires listed companies to provide information regarding the remuneration of Directors and senior executives in a Remuneration Report, which forms part of the annual Directors’ Report. The Company’s Remuneration Report for the year ended 31 December 2009 is set out on pages 25 to 40 of the 2009 Annual Report and is also available on Alumina’s website at www.aluminalimited.com.

The Remuneration Report includes an explanation of the Company’s remuneration policy and the remuneration arrangements in place for Directors and certain senior executives whose remuneration arrangements are required by law to be disclosed.

As required by the Corporations Act 2001 (Cth), a non-binding resolution to adopt the Remuneration Report is to be put to shareholders at the meeting. The vote on this resolution is advisory only and does not bind the Directors or the Company.

The Directors recommend that shareholders vote in favour of the resolution to adopt the Remuneration Report.

Item 3: Election of Director

Peter A F Hay,

Independent Non-Executive Director, Aged 59

In accordance with the Company’s Constitution and the Australian Securities Exchange Listing Rules, Mr Peter A F Hay is to retire at the meeting. In accordance with the Company’s Constitution, Mr Hay is eligible for re-election and has submitted himself for re-election at the meeting.

The personal particulars of Mr Hay are set out below.

Mr Hay was elected as a Director of the Company from the time of the demerger of WMC Limited, and has been a Director since that time. Mr Hay is Chairman of the Advisory Board of Lazard in Australia and a Director of Australia and New Zealand Banking Group Limited, GUD Holdings Limited and NBN Co Limited, Myer Holdings Ltd, and he is a former Chief Executive Officer of the law firm Freehills.

The Directors (other than Mr Hay) unanimously recommend that shareholders vote in favour of the resolution to re-elect Mr Hay. Mr Hay makes no recommendation.

Item 4: Grant of Performance Rights to Chief Executive Officer (Long Term Incentive Plan)

Item 4 relates to the proposed participation of the Chief Executive Officer, Mr John Bevan, in the Company’s Long Term Incentive Plan (LTI) for the 2010 financial year, as part of his remuneration by the Company.

(a)	Background

As part of Mr Bevan’s remuneration package, the Company has, subject to obtaining the necessary shareholder approval—invited Mr Bevan to participate in the LTI, pursuant to which Performance Rights may be issued to him. Performance Rights are conditional rights to acquire ordinary shares in the Company. Under the Company’s Remuneration Policy, all executive employees are required to receive a portion of their overall remuneration in the form of variable or “at risk” remuneration. In addition to a short-term incentive component, this portion of “at risk” remuneration consists of a long-term incentive component, or “LTI”. The Board considers that the proposed issue of Performance Rights for 2010 to Mr Bevan is an important component of his overall remuneration package. His participation is designed to provide him with an incentive to strive for high performance personally and at a Company level, and to align his remuneration over an extended period with the financial interests of shareholders.

The Performance Rights to be issued to Mr Bevan for 2010 will be on the same terms as those applicable to all other participants in the LTI.

While the ASX Listing Rules do not require the Company to obtain the approval of shareholders for the participation of Mr Bevan in the LTI, the Board considers that it is appropriate from a governance perspective for such participation to be subject to approval.

(b)	Date the Performance Rights will be provided

If approved by shareholders, the Performance Rights will be issued to Mr Bevan as soon as practicable after the meeting.

(c)	Maximum number of Performance Rights to be provided

In the case of the Chief Executive Officer, the Company’s Remuneration Policy requires that the LTI component of annual remuneration be equivalent in value to a maximum of 50 per cent of his fixed remuneration.

The number of Performance Rights to be issued to Mr Bevan (being 312,900) has been determined by dividing $510,000 (being 50 per cent of the amount of Mr Bevan’s fixed remuneration for 2010) by the volume weighted average sale price of ordinary shares in the Company on the Australian Securities Exchange in the twenty trading days up to and including the date the Board determined to offer the Performance Rights to Mr Bevan (subject to shareholder approval being obtained).

(d)	LTI performance condition

The number of those Performance Rights in the award to be made to Mr Bevan (subject to shareholder approval being obtained) that will vest will be determined in accordance with the vesting conditions applicable to the award, as outlined below.

The Performance Rights to be issued to Mr Bevan may vest at the expiry of a 3 year period in December 2012, with a potential vesting during a further 12 month period in which two retests are undertaken (the Vesting Period), subject to the satisfaction of the performance hurdles described below. Any Performance Rights that have not vested at the end of the Vesting Period will expire. Following each test date (as described below), the Company will issue a vesting notice to Mr Bevan notifying him of the percentage of his Performance Rights that have vested (if any).

The performance hurdle that will apply in respect of the grant of the Performance Rights to Mr Bevan is relative Total Shareholder Return (TSR).

Two comparator group tests are applied to determine the number of Performance Rights that may vest under the LTI, with each accounting for 50 per cent of the maximum possible vesting of Performance Rights under the LTI (i.e. the Performance Rights are divided into two equal tranches with performance testing applied by reference to different comparator groups). The performance tests compare the Company’s TSR performance with the TSR performance of each of the entities in the comparator group applicable to a tranche of Performance Rights over the performance period of three years and a further 12 month period.

The methodology used for each comparator group is identical. The performance tests are defined as follows.

The comparator groups are respectively a group of 100 Australian-listed entities and a group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia (as applicable).

Under the performance tests, the TSR for each entity in the comparator groups and for the Company is calculated and the entities (or securities, as appropriate) in each comparator group are then ranked by TSR performance. The number of Performance Rights that vest in the tranche relating to a particular comparator group is then determined according to the scale below.

Alumina Limited TSR compared to median of relevant comparator group	Vesting of Tranche
If the Company’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent
If the Company’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent
If the Company’s TSR is equal to or greater than the TSR of the company at the 75th Percentile of the comparator group, ranked by TSR performance*	100 per cent

*

If the Company’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the relevant comparator group ranked by TSR performance, the number of Performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which the Company’s percentile ranking is higher than the 50th percentile.

(e)	Testing period for TSR

If less than 100 per cent of the Performance Rights in a tranche vest when tested at the expiry of the initial three year period, a further 2 tests are conducted (as required) at two 6 monthly intervals after the initial test.

The number of Performance Rights of the retested portion that vest will be determined according to the Company’s relative TSR performance over the period from the commencement of the performance period to the relevant six monthly retest date, according to the same scale used at the initial test.

Performance Rights that are unvested will generally lapse on cessation of employment.

(f)	Price of the Performance Rights

No amount is payable on the grant of an award of Performance Rights under the LTI.

If the applicable vesting conditions are met, and Mr Bevan wishes to exercise any Performance Rights granted to him, he will be entitled to receive one fully paid ordinary share in the Company in respect of each vested Performance Right.

Where Performance Rights vest under the LTI, Mr Bevan’s right to acquire a share in respect of each Performance Right will be satisfied by the Company acquiring existing shares on-market on behalf of Mr Bevan and transferring them to him.

(g)	Exercise and lapse of Performance Rights

On the vesting of Performance Rights, Mr Bevan will acquire fully paid ordinary shares in the Company and will receive full voting and dividend rights corresponding to the rights of all other holders of ordinary shares in the Company.

Performance Rights that have not vested by the end of the Vesting Period will expire.

Termination of the employment of Mr Bevan does not have any impact on vested Performance Rights.

In the event of Mr Bevan’s employment ceasing for any reason, unvested Performance Rights will lapse unless otherwise determined by the Board.

In the event of a change in control of the Company, the outstanding Performance Rights for which performance hurdles are met at that time will vest to Mr Bevan. A change of control will generally occur upon an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company.

(h)	Other matters

There are no loans to be granted by the Company to Mr Bevan in relation to the acquisition of the Performance Rights.

(i)	Recommendation

The Directors (other than Mr Bevan) unanimously recommend that shareholders vote in favour of the resolution proposed on item 4. Mr Bevan makes no recommendation.

Entitlement to vote

In accordance with regulation 7.11.37 of the Corporations Regulations 2001 (Cth), the Company has determined that, for the purposes of the meeting, all shares in the Company will be taken to be held by the persons who held them as registered members at 7pm (Melbourne time) on 5 May 2010. All holders of ordinary shares in the Company at that time are entitled to vote at the meeting.

Voting

Members entitled to vote at the meeting can vote in any of the following ways:

•	by attending the meeting and voting in person or, in the case of corporate shareholders, by corporate representative; or

•	by appointing an attorney to attend and vote on their behalf; or

•	by appointing a proxy to attend and vote on their behalf, using the proxy form accompanying this Notice.

Voting in person or by corporate representative

Members entitled to vote who plan to attend the meeting are asked to arrive at the venue 30 minutes prior to the time designated for the meeting, if possible, so that the Company may check their shareholding against the Company’s share register and note attendances.

In order to vote in person at the meeting, a corporation which is a member may appoint an individual to act as its representative. The appointment must comply with the requirements of section 250D of the Corporations Act 2001 (Cth), meaning that the Company will require a Certificate of Appointment of Corporate Representative executed in accordance with the Corporations Act 2001 (Cth). The Certificate must be lodged with the Company before the meeting or at the registration desk on the day of the meeting. The Certificate will be retained by the Company.

If a Certificate is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the Certificate is signed, or a certified copy of that Power of Attorney, must accompany the completed Certificate unless the Power of Attorney has previously been noted by the Company.

Voting by attorney

A member entitled to attend and vote at the meeting is entitled to appoint an attorney to attend the meeting on the member’s behalf. Each attorney will have the right to vote on a poll and also to speak at the meeting.

An attorney need not be a member of the Company.

The Power of Attorney appointing the attorney must be duly executed and specify the name of each of the member, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the Power of Attorney must also be received by the Company or the Share Registry in the same manner, and by the same time, as outlined below for proxy forms.

Voting by proxy

A member entitled to attend and vote at the meeting is entitled to appoint one or two proxies. Each proxy will have the right to vote on a poll and also to speak at the meeting.

A proxy need not be a member of the Company, and may be an individual or a body corporate. If a body corporate is appointed as a proxy, it must ensure that it appoints a corporate representative, in the same manner as outlined above in relation to appointments by members, in order to exercise its powers as proxy at the meeting.

A member wishing to appoint a proxy should use the form provided. If a member wishes to appoint two proxies, a request should be made to the Company’s Share Registry for an additional proxy form. Alternatively, proxy forms may be obtained by printing them off the Company’s website at www.aluminalimited.com. Replacement proxy forms can also be requested from the Share Registry.

Where two proxies are appointed, neither proxy may vote on a show of hands and, for the appointments to be effective, each proxy should be appointed to represent a specified proportion of the member’s voting rights. If the proxy appointments do not specify the proportion of the member’s voting rights that each proxy may exercise, each proxy may exercise half of the member’s votes.

If a proxy is not directed how to vote on an item of business, the proxy may vote, or abstain from voting, as that person thinks fit.

If a proxy is instructed to abstain from voting on an item of business, that person is directed not to vote on the member’s behalf on a show of hands or on a poll, and the shares the subject of the proxy appointment will not be counted in computing the required majority.

Members who return their proxy forms but do not nominate the identity of their proxy will be taken to have appointed the Chairman of the meeting as their proxy to vote on their behalf. If a proxy form is returned but the nominated proxy does not attend the meeting, the Chairman of the meeting will act in place of the nominated proxy and vote in accordance with the directions on the proxy form. Proxy appointments in favour of the Chairman of the meeting or any Director or the secretary of the Company which do not contain a direction will be used to vote in favour of the resolutions to be proposed at the meeting.

To be effective, proxy forms must be received, by post or by facsimile, at either the registered office of the Company, or at the Company’s Share Registry at:

Alumina Limited Share Registry

Computershare Investor Services Pty Limited

GPO Box 242

Melbourne, Victoria, 3001, Australia

Facsimile: (outside Australia) +61 (0)3 9473 2555

(within Australia) 1800 783 447

by 9.30am (Melbourne time) on Wednesday, 5 May 2010. Proxy forms received after this time will be invalid.

The instrument appointing a proxy is required to be in writing under the hand of the appointor or of that person’s attorney and, if the appointor is a corporation, in accordance with the Corporations Act 2001 (Cth) or under the hand of an authorised officer or attorney. Where two or more persons are registered as a member, each person must sign the proxy form.

If a proxy form is completed by an individual or a corporation under Power of Attorney, the Power of Attorney under which the form is signed, or a certified copy of that Power of Attorney, must accompany the completed proxy form unless the Power of Attorney has previously been noted by the Company.

Shareholders’ questions to the Auditor

Shareholders may submit written questions to PricewaterhouseCoopers (PwC) to be answered at the meeting, provided the question is relevant to the content of PwC’s audit report or the conduct of its audit of the Company’s financial report for the year ended 31 December 2009.

Written questions must be received no later than 5.00pm (Melbourne time) on Friday, 30 April 2010. A list of qualifying questions will be made available to shareholders attending the meeting.

Any written questions to PwC should be sent to:

•	Computershare Investor Services Pty Ltd at the address on the enclosed reply paid envelope;

•	To the Company’s registered office – Level 12, 60 City Road, Southbank, Victoria, 3006;

•	By facsimile to +61 (0)3 8699 2699; or

•	By email to judith.downes@aluminalimited.com.

To respect the privacy of individual shareholders attending the meeting, photographs, video recording or audio recording of the meeting is not permitted.

Contact details

Computershare Investor Services Pty Limited

Yarra Falls

452 Johnston Street

Abbotsford, Victoria, 3067, Australia

Telephone: +61 (0)3 9415 4027 or

1300 556 050 (for callers within Australia)

Facsimile: +61 (0)3 9473 2555 or

1800 783 447 (for callers within Australia)

Email: web.queries@computershare.com.au

To:	The Manager

Announcements

Company Announcements Office

Australian Stock Exchange

Public Announcement 2010 – 7AWC

Attached, in accordance with Listing Rule 4.7 is a copy of Alumina Limited’s Annual Report 2009.

/s/ Stephen Foster
Stephen Foster
Company Secretary

31 March 2010

ALUMINA LIMITED

ANNUAL REPORT 2009

CONTENTS

The financial report covers both Alumina Limited as an individual entity and the consolidated entity of Alumina Limited and its subsidiaries. The financial report is presented in Australian currency.

Alumina Limited is a Company limited by shares, incorporated and domiciled in Australia. Its registered office and principal place of business is: Alumina Limited, Level 12, IBM Centre, 60 City Road, Southbank Victoria 3006.

A description of the nature of the consolidated entity’s operations and its principal activities is included in the review of operations and activities on pages 2–6 and in the directors’ report on page 17, both of which are not part of this financial report. The financial report was authorised for issue by the directors on 11 March 2010. The Company has the power to amend and reissue the financial report.

Through the use of the internet, we have ensured that our corporate reporting is timely, complete, and available globally at minimum cost to the Company. All press releases, financial reports and other information are available at our Investor Centre on our website: www.aluminalimited.com

03	AT A GLANCE

04	CHAIRMAN’S AND CHIEF EXECUTIVE OFFICER’S REPORT 2009

10	SUSTAINABILITY

13	CORPORATE GOVERNANCE

27	DIRECTORS’ REPORT

31	REMUNERATION REPORT

53	FINANCIAL SUMMARY

54	Statements of comprehensive income

55	Balance sheets

57	Statements of changes in equity

58	Cash flow statements

NOTES

59	1 Summary of significant accounting policies

70	2 Financial risk management

73	3 Critical accounting estimates and judgements

75	4 Revenue

75	5 Other income

75	6 Expenses

75	7 Income tax expense

77	8 Earnings per share

78	9 Dividends

BALANCE SHEET

79	10 Current assets – cash and cash equivalents

79	11 Current assets – receivables

80	12 Investments in associates

83	13 Non-current assets – other financial assets

83	14 Non-current assets – property, plant & equipment

83	15 Current liabilities – payables

84	16 Interest-bearing liabilities

85	17 Current liabilities – provisions

85	18 Non-current assets – deferred tax assets

86	19 Non-current liabilities – provisions

EQUITY

86	20 Contributed equity

88	21 Share-based payments

89	22 Reserves, retained profits and treasury shares

OTHER

91	23 Notes to the statements of cash flows

92	24 Financing facilities

92	25 Financial instruments

95	26 Investments in controlled entities

97	27 Contingent liabilities

98	28 Commitments for expenditure

98	29 Related party transactions

99	30 Key management personnel disclosures

102	31 Remuneration of auditors

103	32 Events occurring after the balance sheet date

103	33 Financial reporting by segment

104	Directors’ declaration

105	Independent audit report to the members

107	Shareholder information

109	Financial history

AT A GLANCE

Alumina Limited’s strategy is to invest in the leading bauxite and alumina business in the world, Alcoa World Alumina and Chemicals (AWAC). To achieve this Alumina Limited commits to maximising long-term shareholder returns by:

1.	Working together with Alcoa on the strategic direction of AWAC.

2.	Ensuring stewardship and governance oversight of the AWAC investment.

3.	Providing transparency into the business performance.

ALUMINA RESULTS

•	Net loss $26 million

•	Underlying loss of $2.2 million

•	Final dividend of 2 cents per share

•	Restructured balance sheet

•	Net debt $342 million (2008: $1,044 million)

•	Gearing reduced to 9 per cent (2008: 27 per cent)

•	AWAC dividends of $176 million received

•	Net borrowing costs down 25 per cent

•	Corporate costs down 32 per cent

AWAC RESULTS

•	AWAC net profit after tax US$106.4 million

•	Successful commissioning of:

•	the 2.6 million metric tonne per year (mtpy) Juruti bauxite mine in Brazil, and

•	the 2.1 million mtpy expansion of the jointly owned Alumar alumina refinery in Brazil

•	Alumina production capacity increased by 15 per cent to over 17 million mtpy

•	Record alumina production achieved in the fourth quarter

•

Participate in a joint venture with Ma’aden, the Saudi Arabian Mining Company to develop a bauxite mine with an initial capacity of 4 million metric tons per year (mtpy) and an alumina refinery with an initial capacity of 1.8 million mtpy

CHAIRMAN & CHIEF EXECUTIVE OFFICER’S REPORT 2009

2009 proved to be a challenging year for aluminium and alumina producers. The substantial reduction in demand and poor world economic fundamentals made industry conditions very difficult.

Late in 2008, Alcoa World Alumina and Chemicals (AWAC), in which Alumina Limited has a 40 per cent investment, responded early and decisively to the adverse market conditions and outlook by curtailing production and initiating significant cash conservation measures. However, they were not sufficient to counter reduced earnings from the slump in alumina and aluminium demand and prices. The aluminium price reached a low of US 62 cents per pound in February 2009 but recovered later in the year. AWAC’s global bauxite and alumina business was profitable in 2009 despite these difficult market conditions. The two AWAC aluminium smelters in Australia incurred losses in the first three quarters of 2009 before then returning to profitability.

The difficult market conditions had a direct impact on Alumina Limited’s share of AWAC’s earnings resulting in Alumina Limited incurring a loss in underlying earnings of $2.2 million in 2009. However, demand and pricing for the alumina and aluminium markets has improved from early 2009 with aluminium prices exceeding US $1.00 per pound in early 2010.

During the year AWAC successfully commissioned the Brazilian alumina refinery and bauxite projects, which are significant additions to AWAC’s global network of refineries and bauxite mines. The major capital expenditure program in Brazil is now largely complete and the Company has a strong balance sheet and no debt maturing in 2010.

Alumina Limited

2009 Result Highlights

In 2009 Alumina Limited made a loss of $26 million, compared to a profit of $168 million in the previous year.

Underlying earnings after tax was a loss of $2.2 million (2008: $201 million).

Underlying earnings for the year decreased as a result of the reduction of equity accounted profit from Alumina Limited’s 40% share of the Alcoa World Alumina and Chemicals (AWAC) joint venture, which was negatively impacted by lower global prices and lower demand for alumina and aluminium. Earnings in the first half of 2009 were particularly impacted by a significant deterioration in aluminium and alumina prices.

Underlying earnings are calculated by deducting from the reported net loss for the period an amount of $24 million (2008: $33 million) relating to the net value of non-cash items which do not reflect the year’s operations. These non-cash items relate to mark-to-market valuations of AWAC embedded derivatives in energy purchase contracts, which reflect future aluminium prices based on the forward market at the end of the period, and adjustments resulting from the actuarial assessment of the future costs of retirement benefit obligations, net of investment returns, of AWAC employee benefit plans.

Directors declared a final dividend of 2 cents per ordinary share, fully franked. In 2009, Alumina Limited received dividends from AWAC of $176 million (2008: $356 million) and the outlook for 2010 creates an environment for Alumina Limited to expect to receive an improved dividend flow from AWAC. AWAC operations established and maintained a strong cash focus throughout 2009. Cash conservation programs included curtailment of production at higher cost facilities, deferral of non-critical capital and maintenance expenditure, wage freezes and reduced use of contractors and active working capital management.

Cash from AWAC’s operations (excluding net movements in non-current assets and liabilities) remained positive despite the rapid downturn in market conditions and this enabled the continued payment of dividends from AWAC to the joint venture partners.

In 2008 Alumina Limited transacted a series of currency options to provide a partial cap to its Real/USD currency exposure in relation to funding of the Brazilian growth projects. In 2009, Alumina Limited realised a gain of $15 million, principally on those options. All those options have now expired.

Net borrowing costs were down 25% mainly due to lower debt levels and lower interest rates.

Corporate costs reduced 32%, mainly as a result of the additional one-off costs in the prior year, including legal and tax fees associated with corporate restructuring and retirement benefits.

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in the future. Going forward, most dividends will be received in US dollars. The Board recognises that this changes the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010 the Board has determined that Alumina Limited’s functional currency is US dollars.

This change will increase the ability of shareholders and analysts to better understand the impact of AWAC earnings on the results of Alumina Limited, and will facilitate the analysis of the financial results.

Alumina Limited

Capital Management

Global capital markets had deteriorated significantly by early 2009 with credit markets particularly tight. Together with the decline in alumina and aluminium prices and economic uncertainty and volatility, Directors determined in April 2009 that the prudent action was to raise new equity to secure the value of Alumna’s business for shareholders.

The Company announced a 7 for 10 accelerated non-renounceable entitlement offer at an Offer Price of $1.00, representing a 32.9 per cent discount to the closing price of Alumina Shares. The Offer was successfully completed on 25 May 2009 and raised $980 million, $239 million via the retail component of the Offer and $644 million through the institutional component.

The rights issue was used to pay down outstanding bank debt and strengthen the balance sheet. The Company finished 2009 with low gearing and a strong balance sheet.

Debt maturities have been extended and diversified. The average maturity of funding facilities has been extended and a six and a half year amortising loan from the Brazil National Development Bank (BNDES) was arranged. During the year US$262 million was borrowed from BNDES to fund the cost of the Juruti bauxite mine and expansion of the Alumar alumina refinery in Brazil.

Alumina’s net debt was $342 million at 31 December 2009, compared with $981 million at the beginning of 2009. Cash held at 31 December 2009 was $341 million. No debt matures in 2010. The Company has available US$187 million of committed undrawn debt facilities, due to expire in 2011, and a further US$300 million due to expire in 2012. The convertible bond of US$350 million converts in May 2013 or can be put to the Company in May 2011.

Alumina Limited

Governance and Sustainability

At Alumina Limited corporate governance is a commitment established in core values. Alumina has developed core values and Code of Conduct that are designed to set in place a culture and a governance system that is aimed at channeling work effort to create long-term shareholder value.

Alumina Limited has established policies and practices that reflect industry best practice. In 2009, Alumina Limited’s governance practices are reviewed by rating agencies expert in the assessment of corporate governance processes. GovernanceMetrics International, a world renowned leader in the review and reporting of corporate governance matters recently rated Alumina Limited practices 9.5 out of a possible 10. Over the same period, Australian companies average global rating was 7.32.

Risk management is an integral component in the Company’s corporate governance regime. Alumina Limited has developed a comprehensive Risk Management Framework that provides strategies and actions to be taken to manage identified risks. The Risk Management Framework is regularly reviewed by the board and management and revised to recognise the legislative requirements and business environment in which the company is operating.

Management assesses the status of actions under each of the risk categories. Management is satisfied that the monitoring and management of the identified risks is adequate and appropriate for the agreed probability and potential impact of each of the types of risk.

Alumina Limited is listed on the Australian Securities Exchange and the New York Stock Exchange (NYSE) and is regulated by the Australian Corporations Act 2000 and the applicable rules of the US Securities Exchange Commission. Alumina Limited is also required to meet the applicable Sarbanes-Oxley (SOX) Act rules as they apply to Foreign Private Issuers. A SOX audit was conducted during the year that assessed Alumina’s internal controls and compliance with the rules. Any differences in practices to the NYSE Rules are detailed on Alumina’s website.

Alumina Limited complies with the Principles of Good Corporate Practice published by the ASX Corporate Governance Council.

Alumina Limited’s annual results are reported on the basis of Australian equivalents to International Financial Reporting Standards (A-IFRS). In addition to reporting net profit, the Company also reports its underlying earnings as the Directors believe this provides a better understanding of the Company’s performance. As stated before, the Company will change its functional currency.

Alumina Limited and Alcoa are strong supporters of sustainable development. Alumina’s Sustainability Policy is available on the Company website www.aluminalimited.com and a separate sustainability review is located on page 8 of this report.

Alcoa, as operating manager, is responsible for ongoing governance and sustainability matters at AWAC’s operational facilities. Alcoa has highly developed and proven governance and business systems that are globally acknowledged by business leaders. Alcoa is included in the 2009 list of the world’s top 100 most sustainable companies and is included in the Dow Jones Sustainability Index.

Alumina Limited’s position on climate change and proposed Australian emissions trading scheme are expanded on in the sustainability section of this report (page 10).

AWAC

Financial Performance

AWAC’s 2009 net profit after tax was US$106 million compared to US$592 million in 2008. AWAC revenue declined by 35 per cent in 2009 mainly due to a 35 per cent decline in average 3 month LME prices. The impact of lower aluminium prices was partially offset by an improvement in alumina prices relative to aluminium prices. The linkage percentage improved as a result of a higher proportion of contracts with shorter repricing intervals. The Australian/US exchange rate averaged US$0.79 in 2009 compared with US$0.85 in 2008.

The alumina cost reduction target of US$50 per tonne for the year was substantially met, when the negative impacts of currency and energy movements in the second half are taken into account. The overall improvement reflects a changing production mix (greater percent of production from lower cost refineries), lower energy and freight costs, and cost restructuring programs to reduce overhead costs.

Caustic soda costs declined approximately 11% in the second half of 2009 following a significant decline in global prices and contract renegotiations in the first half. Energy prices declined by more than US$20 per tonne of alumina in the first half of 2009 but some of this improvement was lost in the second half as global energy prices increased. The overall impact of lower revenue and costs in 2009 was a reduction in AWAC’s operating margins compared with 2008.

AWAC cash savings were achieved in part by cancelling non-essential capital expenditure and deferring expenditure on medium and longer-term growth projects.

AWAC net profit after tax for 2009 includes a profit on acquisition of the 45% interest in the Suriname refinery of US$89 million (Alumina’s share of the gain being A$25 million after tax), Brazilian project start up costs of US$33m, expenses relating to a taxation settlement of US$16m, and unrealised gains on translation of balance sheet items of US$60m.

The cost of aluminium production at the AWAC smelters in Victoria was reduced by 13% through a focus on cash conservation and curtailment of production dependent on higher cost energy tranches. This was insufficient to offset the loss of revenue from lower LME prices and a weakening USD, and overall these operations made a loss in 2009, despite returning to profitability in the final quarter.

The LME aluminium price averaged US$0.77 per pound in 2009 (2008: US$1.19), a 35 per cent decrease on the corresponding period. During the first half of 2009 aluminium consumption continued to fall across the majority of the end-user sectors. This was reflected in the average LME aluminium price for the first half of US$0.66 per pound. During this period of declining end-user consumption, manufacturers reverted to destocking inventories. The average LME aluminium price in the second half of 2009 was US$0.88 per pound, a 33 per cent increase over the first half. The second half improvement in the aluminium price was evidence of a gradual recovery in the demand for aluminium.

The Australian dollar averaged US$0.68 in January 2009 and moved to a December average and closing value of US$0.90.

AWAC took early action to curtail 1.5 million mtpy of alumina production and initiate cost reduction programs that contributed to minimizing the negative impact of the global financial crisis. Approximately 67 per cent of 2009 total alumina production came from the low cost Australian refineries. The flexibility to vary production between alumina refineries in AWAC’s global network also enabled the curtailment of production at higher cost operations while focusing on optimal production from the lower cost facilities. In the second half of 2009, some curtailed capacity at the Point Comfort and San Ciprian refineries was brought back on line to meet customer demand.

AWAC’s alumina production in 2009 was 13.5 million mtpy (2008:14.4 million mtpy). The Australian refineries operated above nameplate capacity and production records were established at Pinjarra, Wagerup and Jamalco. AWAC alumina production capacity is now 17 million mtpy. However, AWAC expects to produce and sell 15.8 million mtpy in 2010, subject to market conditions. Record annual production levels were achieved at the Sao Luis alumina refinery in Brasil resulting from the progressive ramp-up of the 1.1 million mpty of additional production capacity of the expanded facility. AWAC also acquired BHP Billition’s 45 per cent interest (1.0 million mtpy) in the Suralco alumina refinery in July 2009. Approximately 40 per cent or 870,000 mtpy of alumina production at the Suralco refinery was curtailed in May 2009.

Sustaining capital expenditure in AWAC was reduced to US$162 million(2008: US$312 million). This is consistent with the curtailment of some operations in response to market conditions and an increased focus on cash optimisation.

In late 2009, AWAC entered into forward contracts to hedge revenues, freight and energy costs associated with smelter grade alumina production from its San Ciprian and Point Comfort refineries for the 2010 year. The USD/Euro currency exposure has also been hedged for the San Ciprian refinery. This decision was made to lock in a cash positive outcome for these operations in 2010 and is expected to improve AWAC’s earnings before interest, taxation, depreciation and amortisation from these two refineries by over US$100 million in 2010 compared to 2009, based on market conditions at the time of preparing this report.

AWAC

Growth Projects

In second half of 2009, commissioning began on the 2.1 million mtpy expansion of the Alumar alumina refinery (AWAC 54 per cent share) and the 2.6 million mtpy Juruti bauxite mine. The projects are being completed in line within the previously advised budget of US$1.4 billion for capital expenditure (Alumina’s share). Certain aspects of mine capital expenditure not essential to initial commissioning were deferred to 2010, and Alumina will invest a further US$80 million in 2010 to finalise the project.

The AWAC share of the Alumar refinery expansion will be supplied by the recently commissioned AWAC Juruti bauxite mine. The Juruti mine and associated rail and port infrastructure is 100 per cent owned by AWAC. Shipments of bauxite from the Juruti bauxite mine to the expanded Alumar refinery commenced in September 2009. The Juruti development has been constructed with the necessary infrastructure to accommodate increasing production beyond the initial 2.6m mtpy.

The Sao Luis refinery is expected to achieve nameplate capacity production rates in the first half of 2010. The Juruti mine reached nameplate production capacity in early 2010.

In December 2009 it was announced that AWAC would participate in the development of a low cash operating cost alumina refinery and bauxite mine in the Kingdom of Saudi Arabia. The alumina refinery with an initial capacity of 1.8 million mtpy and the 4.0 milllion mtpy bauxite mine will be developed in the second phase of the overall project, that will form a fully integrated industrial complex including an aluminium smelter and a rolling mill.

AWAC’s participation is limited to the alumina refinery and the bauxite mine. The refinery and the mine are expected to be operational in 2014 and will utilize critical infrastructure, including low-cost and clean power generation, as well as port and rail facilities, developed by the Kingdom’s government. AWAC will be the initial supplier of alumina to the project’s smelter which will be developed in the first phase of the project and come on line in 2013. The equity contribution of Alumina Limited to the project is estimated at US$120 million to be advanced progressively between 2010 and 2014. The joint venture is expected to utilize project financing for approximately 60 per cent of the required capital.

Outlook

In the second half of 2009 the aluminium and alumina markets returned to growth but consumption in 2009 remained below 2008 levels. In 2008, established end-user markets such as the automotive and construction sectors experienced drops in consumer demand exceeding 20 per cent and that continued through the first half of 2009. Demand for aluminium rose in the second half of 2009, albeit at a gradual pace and in absolute terms, is well below historical levels of demand.

In China much of the idled aluminium capacity is back on line. Stocks of aluminium have been stable since late 2009 but are still at historically high levels. However much of the stock is not readily available due to financing arrangements.

In the second half of 2009 the LME aluminium price rose to above US$1.00 per pound, a threshold not passed since September 2008.

The improvement in demand for aluminium has seen spot prices for alumina rise quickly. AWAC’s alumina prices rose 15 per cent in the fourth quarter of 2009, due not only to higher aluminium pricing, but also due to a higher proportion of short-term and spot sales.

The outlook for aluminium demand globally is a 10% increase above 2009 levels. This is still below 2008 levels. China will provide the majority of the growth, with recovery outside China only moderate.

Alumina demand and supply are expected to be balanced overall, principally with Chinese capacity being added to world production to meet demand. China is expected to remain a net importer of alumina. Increases in bauxite and freight costs, as well as energy, are underpinning the alumina price within China. The outlook for alumina pricing remains positive and China is an important influence on demand and pricing.

The pricing of alumina is expected to improve over average 2009 levels, not just due to the improvement in aluminium prices, but also because higher spot prices are driving new contract prices higher, resulting in a greater convergence of contract and spot pricing.

The outlook for improved returns for shareholders has strengthened. Aluminium prices in January 2010 were approximately 55% above what they were at the beginning of 2009.

AWAC alumina production is forecast to grow by around 2 million tonnes in 2010, and average production costs are targeted to remain at the improved 2009 levels.

These factors, along with the capital expenditure in Brazil coming to an end, create an environment for Alumina Limited to expect to receive an improved dividend flow from AWAC.

In Summary

The 2009 results have reflected the worst of the financial crisis. The AWAC business responded well and adjusted to the changing markets. The outlook is positive for growth in demand for aluminium. AWAC is well positioned in the alumina and aluminium industry with long life high quality bauxite resources, a sustainable low cost production position and a 17 per cent share of global refining capacity. The Company enters 2010 having returned to paying dividends to shareholders with a strong balance sheet and an outlook for improved returns for shareholders.

The Board would like to thank all the staff of Alumina Limited for their contributions during a very challenging year.

JOHN BEVAN

CHIEF EXECUTIVE OFFICER

DONALD M MORLEY

CHAIRMAN

SUSTAINABILITY

ALUMINA LIMITED

Alumina Limited recognises that good environmental stewardship is necessary to ensure minimal impact on the environment and local communities, realise the best outcomes for our employees and shareholders and the regional economies in which AWAC conducts business.

The principal sustainability context for Alumina Limited is to ensure that AWAC management integrates sound environmental, social and governance processes alongside sustainable financial performance of the business. Alumina Limited is also committed to sound corporate and social policies within our business activities and strategy.

Alumina Limited fully supports the sustainability objectives and initiatives implemented by Alcoa at AWAC’s global operations.

AWAC activities involve mining, alumina refining and selected smelting facilities located in 7 different countries. Those facilities operate in diverse geographic, social and economic environments and require unique approaches to sustainability to achieve global common sustainability goals.

Governance

Alumina Limited’s Board of Directors is responsible for the oversight of the Company’s sustainability policy and performance. Alumina Limited’s executive management are responsible for formally reviewing and annually reporting Alumina’s progress on key sustainability initiatives and performance.

In relation to the AWAC partnership, Alumina Limited’s CEO and CFO sit on the Boards of the main holding entities of the AWAC enterprise and are Alumina’s representatives on AWAC’s governing body, the Strategic Council. In those roles, they receive detailed reporting on AWAC’s key sustainability measures on health and safety, energy efficiency, water management and greenhouse gas emissions.

AWAC

Governance

AWAC’s sustainability efforts are undertaken by Alumina Limited’s partner and manager/operator of AWAC, Alcoa. Alcoa is recognised as a global leader in sustainability matters and in 2009 was listed among the top 10 Most Sustainable Companies in the World and is a member of the Dow Jones Sustainability Index. Alcoa has developed a Sustainability Framework out to 2020 that has defined objectives and initiatives.

Alcoa has integrated its sustainability goals into its overall business strategy. In 2000 an internal worldwide team that analysed environmental and social trends since 1990 and looked 20 years into the future, Alcoa’s 2020 Strategic Framework for Sustainability has since evolved into a comprehensive roadmap for the businesses and locations to integrate all aspects of sustainability into their day-to-day operations.

Supporting that framework is a variety of systems and processes that collect data from the global operations and make them available to those who need the information to evaluate performance and drive continuous improvement.

AWAC Business Activities

AWAC, in the course of its business:

•	Uses extractive processes to mine bauxite

•	Uses significant energy to convert bauxite to alumina at the alumina refineries and also to produce aluminium metal in the smelters

•	Uses significant water resources in the processing

•	Produces waste in the form of greenhouse gases (GHG) and other residues from the refining and smelting processes

•	Conducts the above activities in or near communities

•	Is responsible for employee health and safety.

AWAC Sustainability

AWAC has been working hard to responsibly manage its business activities in a manner that is sustainable environmentally, socially and economically.

Some of the significant objectives relating to AWAC are:

•	25 per cent reduction in GHG emission by 2010, compared to a base year of 1990

•	returning the natural biodiversity of mine areas

•	reducing freshwater consumption to target, 70 per cent reduction from a base year of 2000

•	10 per cent reduction in energy intensity by 2010 compared to 2000.

AWAC Preservation Actions

AWAC conducts bauxite mining operations in Australia, Brazil, Suriname, Jamaica and has an interest in a mine in Guinea. Mining involves clearing tracts of land in some eco-sensitive environments such as the Jarrah forests of Western Australia and the Amazon forest in Brazil. AWAC’s goal is to restore mined areas to their original biodiversity of species. This has been achieved in the Western Australian operations where in 2008, 108 per cent of the species richness of the mined area of the Jarrah forest had been restored. A similar forest restoration program is now being implemented at the new mine in Brazil.

AWAC conducted extensive mapping of the entire Juruti region and its native species of flora and fauna and identified their role in the biodiversity of the area. AWAC works with and supports local and government initiatives such as the Amazon Biodiversity Corridor that seeks to educate and engage population on stewardship plans. Also, AWAC was involved in the formation of the innovative Sustainable Juruti Council project that empowers local people to determine their own future. The Sustainable Juruti project involves the interaction of representatives from the government, the business community and civil society. This entity is focused on the sustainable development of the Juruti region in the long run.

At the regional level Alcoa is encouraging the maintenance of conservation units, with its Program for Supporting Biodiversity Conservation in the Amazon, which since 2004 has collaborated with the setting up of units in the region. The Program will last for 5 years and receive Brazilian Real $2 million from the partner institutions: Alcoa, Alcoa Foundation and environmental organization, Conservation International.

AWAC and the Community

AWAC’s activities have social impacts on the communities in which they operate. For the Juruti mine project, to bring about improvements in the quality of life by investing in infrastructure, AWAC, in partnership with the Municipal Administration of Juruti and in agreement with the community, prepared and introduced the Positive Agenda. The Juruti region is home to almost 35,000 people, with 65 per cent of them living in about 150 rural communities. The concept of the Positive Agenda is voluntary, directed by the community and its actions are more focused on infrastructure works.

With investments of Brazilian Real $50 million (US $27 million) the package of actions includes rural and urban infrastructure, health, education, culture, the environment, public security and social assistance. It is a set of voluntary actions on the part of the Company that has been agreed directly with the community.

Construction is also currently underway on the Juruti Community Hospital; this will be a benchmark for medium and high complexity medical care. Prior to this, many people in Juruti had to travel by boat for 12 hours to get medical attention. Four years ago there was only one doctor in Juruti. Today, there are seven all hired by the municipal government.

Funds are earmarked for a host of community projects including construction of the Legal Complex together with an extension and adaptation of the Juruti Civil Police Station, urban infrastructure such as drainage and airport works. Three deep water wells for fresh water needs were also established. These wells provide cleaner water to the city residents and will likely improve overall health conditions in the city. Also, the creation of two new technical schools will teach residents skills to improve their career opportunities for generations to come.

AWAC have helped pay for the paving of the roads in Juruti where once there were only dirt roads.

CLIMATE CHANGE AND EMISSIONS LEGISLATION

Alumina Limited and AWAC acknowledge that climate change is a challenge for the aluminium industry. The processes to produce alumina and aluminium require significant energy that is responsible for emission of Carbon Dioxide CO2 and other Greenhouse gases.

The challenges for the aluminium industry are reducing GHG emissions, improving energy efficiency or utilising alternative, less greenhouse intensive energy sources.

The climate change implications for the aluminium industry should be viewed from a holistic perspective. While energy is expended in producing aluminium, energy is saved by the use of aluminium in light weighting in the transport and construction industries. In the transport industry it is estimated that by 2030, the increased use of aluminium will have the potential to save enough fuel to offset the entire greenhouse gases produced by the aluminium industry globally. Also, aluminium can be repeatedly recycled using only 5 per cent of the energy required to produce the original metal thereby saving up to 95 per cent of the GHG emissions.

A number of governments or governmental bodies have introduced or are contemplating regulatory change in response to the potential impacts of climate change. As part of the Australian environmental strategy, the Australian Federal Government set out the details of the proposed Carbon Pollution Reduction Scheme (CPRS) in a White Paper released in December 2008.

The White Paper provided that Emission intensive trade-exposed (EITE) industries, which would include the aluminium industry, would receive free permits to partly cover the additional costs of complying with the CPRS. Whilst the proposed legislation did not pass the Senate in 2009, it remains Australian Government policy to implement the CPRS.

Due to the considerable uncertainty as to the details of the scheme the assistance to be provided and its implementation, it is difficult to accurately forecast the financial impact on Alcoa of Australia or Alumina Limited. However, if implemented, it may have a material impact on Alumina’s underlying earnings.

It is difficult to assess the potential impact of future climate change regulation given the wide scope of potential regulatory change in countries in which Alumina and AWAC operate.

The potential physical impacts of climate change on AWAC’s operations are highly uncertain and will be particular to the geographic circumstances. These may include changes in rainfall patterns, water shortages, changing sea levels, changing storm patterns and intensities and changing temperature levels. These effects may adversely impact the cost, production and financial performance of AWAC’s operations.

For information on Alumina Limited’s greenhouse gas emissions and other sustainability information, refer to the Company website at www.aluminalimited.com

Corporate Governance

Alumina Limited has a framework of corporate governance principles and processes that direct, drive and control the Company and are structured with the goal of creating long-term shareholder value. Alumina’s corporate governance principles encompass corporate fairness, transparency and accountability, stewardship and leadership. At the core of our governance program are a fundamental set of values that define our Code of Conduct and drive our behaviours and activities. We believe that a strong value focused governance regime over time generates confidence and sustainable corporate and economic performance.

Alumina Limited’s corporate governance structure and practices are scrutinised and benchmarked annually against best practice activities by local and international corporate governance rating agencies. In its most recent review, GovernanceMetrics International, a leading global corporate governance rating agency rated Alumina Limited’s governance regime 9.5 out of 10. This compares favourably with the overall Australian company (113 companies) average global rating of 7.32.

Alumina Limited meets each of the requirements of the Australian Securities Exchange Corporate Governance Council’s Corporate Governance Principles and Recommendations (Second Edition).

Governance implies accountability and transparency and in practice that is managed within Alumina Limited through its comprehensive reporting structure. Regular senior management meetings track progress on business activities.

The Role of Alumina Limited’s Board of Directors

The primary focus of Alumina Limited’s Board of Directors is representing shareholder interests in the ongoing management, guidance and success of the Company. The Board in executing its responsibilities aims to create sustainable shareholder value through strategic goal setting, establishing resources and ensuring its management processes are effective. The Board defines the roles and responsibility of management thereby establishing a structure of accountability and delegates the day to day management of the Company to the Chief Executive Officer and the executive team.

The primary roles of the Board are to:

•	appoint the Chief Executive Officer, and monitor the performance of the Chief Executive Officer and senior executives

•	monitor and optimise business performance

•	formulate Alumina Limited’s strategic direction and monitor its execution

•	protect the interests of shareholders

•	approve Alumina Limited’s external financial reporting.

The role, duties and responsibilities of the Board, and delegation of authority to senior executives, are defined in the Board Charter, which is available on our website www.aluminalimited.com

Board Membership

The Board consists of four non-executive Directors including the Chairman, and an executive Director – the Chief Executive Officer, Mr John Bevan.

In 2009 Alumina Limited’s shareholders approved the adoption of a new Constitution that, among other changes, requires that Directors (excluding the Chief Executive Officer) retire at the third annual general meeting since they were last elected or re-elected. A retiring Director seeking re-election is subject to an appraisal and recommendation by the Nomination Committee whether to support the Director’s re-election. The Board reviews the Nomination Committee recommendation in determining whether to recommend that shareholders vote in favour of the re-election. Mr Hay is the non-executive director standing for re-election at the 2010 AGM.

A brief biography of each Alumina Limited director is available on pages 21 and 22 of this report.

The period for which each of the directors has held office is set out in the biographies.

Board Succession Planning and Director Appointment

The Nomination Committee regularly reviews the size and composition of the Board and whether its members possess the necessary competencies and expertise for the role. The Nomination Committee is also responsible for the Board’s succession planning and, as necessary, nominating to the Board candidates to fill any vacancy on the Board. The procedure for selection and appointment is detailed in the Nomination Committee Charter annexure, available on the Company website.

Director Independence

The Board believes that impartial decision making is fundamental for robust corporate governance and that it is essential directors are free of any relationship or interest that could compromise their independence. Individual director independence is assessed annually by the Board (excluding the director under review) or more frequently if individual director disclosures warrant.

Directors are considered to be independent if they are independent of management and have no material business or other relationship with the Alumina Limited Group that could materially impede their objectivity or the exercise of independent judgement, or materially influence their ability to act in the best interests of the Group.

In assessing the independence of directors the following matters are taken into account:

•	any existing relationships with the Alumina Limited Group, including professional affiliations and contractual arrangements, whether directly or indirectly with the Director

•	any past relationships with the Alumina Limited Group, either direct or indirect

•	materiality thresholds

•	the definitions of independence embodied in Australian and US corporate governance standards.

In forming a decision on director independence, the materiality thresholds used by Alumina Limited include:

•	the value of a contractual relationship is the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues

•

in relation to a principal of or employee of a present or former material professional adviser or consultant of the Company within the previous three years, the greater of $250,000 or 2 per cent of the professional adviser’s or consultant’s gross revenues, or

•

for an employee or any family member currently employed as an executive officer by another company that makes payments to or receives payments from the Alumina Limited Group for property or services in an amount that exceeds, in any single fiscal year, the greater of $250,000 or 2 per cent of the other company’s consolidated gross revenues.

The Board also recognises the importance of attracting and retaining Directors who have an appropriate mix of skills and expertise to provide effective corporate leadership.

The Board has concluded that all non-executive Directors are independent. In reaching this conclusion the Board has considered the following relationships and associations:

•

Mr Morley held an executive position with WMC Limited until October 2002. The Board has concluded that his previous position does not result in him taking into account any interests other than those of the Company in acting as Director and Chairman.

•

Mr Hay was until 2005 a partner of the legal firm Freehills, a provider of services to the Company. The Board reviewed the Company’s past association with Freehills and concluded that the past association, which was below our materiality threshold of $250,000 or 2 per cent of Freehills’ consolidated revenue, does not materially prejudice Mr Hay’s independence.

•

Mr Pizzey holds approximately 328,596 options to acquire shares in Alcoa Inc over a 4 year period and was, until December 2003, Group President of the Alcoa World Alumina & Chemicals joint venture. The Board reviewed the terms applicable to the Alcoa Inc options and Mr Pizzey’s previous employment with Alcoa Inc and AWAC and concluded that, whilst it is possible in certain limited circumstances Mr Pizzey’s Alcoa Inc options could constitute a material personal interest, neither those options nor Mr Pizzey’s previous employment with Alcoa Inc and AWAC materially impede his objectivity, exercise of independent judgment and ability to act in the best interests of the Company. Mr Pizzey’s employment with Alcoa Inc ceased in December 2003, over six years ago, and his role as non executive director does not involve him in reviewing actions which he had taken previously as an executive of Alcoa Inc.

•	Mr McNeilly does not have any previous association with the Company or any other relationships that are relevant to his independence.

•	Mr Bevan is not considered independent due to his executive responsibilities.

For further information on materiality thresholds and director independence, please refer to our Director Independence Policy, available on our website.

Directors’ and Executives’ Remuneration

Details of the remuneration policies and practices of Alumina Limited are set out in the Remuneration Report on pages 25 to 40 of this report. Shareholders will have the opportunity to vote on a non-binding resolution to adopt the Remuneration Report at the 2010 AGM.

Directors’ Share Ownership

During 2009, new legislation was introduced that altered the taxation treatment of shares acquired under Non-executive Director Share Plans. Following a review of the effect of the new tax rules, a decision was made to terminate the Non-executive Director Share Plan that had required Non-executive directors to each year purchase shares in Alumina Limited equivalent to a minimum value of 10 per cent of their annual fees.

The directors reaffirmed the Company Policy that required them to hold shares equal to, or greater than, one year’s annual fees by the expiry of their first term as a Director. Details of the non-executive Director share acquisition policy and number of shares held by each non-executive Director are disclosed on pages 30 and 35 of the Remuneration Report.

Chief Executive Officer

The Chief Executive Officer, Alumina Limited’s most senior employee, is selected by the Board and is subject to bi-annual performance reviews by the non-executive Directors. The Chief Executive Officer recommends policy, strategic direction and business plans for Board approval and is responsible for managing Alumina Limited’s day-to-day activities.

Board Meetings

Alumina Limited’s full Board meets regularly to fulfil its duties. The Board held 10 scheduled meetings during 2009. In addition four Board meetings were called to deal with matters relating to the Company’s 2009 Entitlement Offer and five unscheduled Board meetings and two ad hoc Board committee meetings were convened to consider specific matters.

Non-executive Directors conduct meetings from time to time without the presence of executives. The Chairman, Mr Morley, chairs these meetings. To enable interested parties to make any concern known to non-executive Directors, the General Counsel/Company Secretary, Mr Foster, acts as an agent for the non-executive Directors. Procedures for the handling of all direct communications for non-executive Directors are detailed on our website.

Each year the Board devotes a meeting to review Alumina Limited’s strategic plan and approve the strategic direction of the Company.

Directors’ attendance at Board and Committee meetings is detailed on page 17 of this report.

Director Education

New non-executive directors undertake an induction program on their appointment.

The Directors also receive regular briefings on corporate and regulatory changes as they apply to corporate governance, accounting standards and relevant industry matters.

They also receive detailed analysis on aluminium and alumina industry matters prepared by independent industry consulting firms. This is supplemented by visits to operating sites for business reviews and by presentations to the Board from AWAC executives.

Board Committees and Membership

Each committee functions under a specific charter and consists solely of the Board’s four non-executive Directors. Committee membership and the record of attendance are detailed in the table on page 17. The Chairman of the Board, Mr Don Morley, does not chair any of the Board Committees.

Audit Committee

Role

The Audit Committee’s role is to assist the Board to fulfil its responsibilities for Alumina Limited’s accounts and external reporting. This is achieved by ensuring that appropriate processes are in place to support the Board in fulfilling its responsibilities including in relation to:

•	reporting of financial information to users of financial reports

•	application of accounting policies

•	financial management

•	internal financial control systems, including internal audit

•	independent auditor qualifications, independence and performance.

The Audit Committee also has responsibility for managing the relationship with the external auditor including their appointment and compensation and agreeing the scope and monitoring the performance and effectiveness of the annual internal and external audit plans. It also reviews, at least annually, the assessment of business risks for Alumina Limited, the strategies in place for managing key risks, and to determine whether there is appropriate coverage in the internal audit plans. The Committee also reviews other issues as requested by the Board or the Chief Executive Officer. The Audit Committee met 8 times during 2009 and considered matters such as the appropriateness of accounting policies, compliance with accounting and regulatory standards and policies, disclosure procedures, controls and risk management and adoption of the financial reports.

Activities undertaken in 2009

The Committee reviewed Auditor reports, work completed and work plans for the year. This included the work of the external and internal auditor. The Committee also discussed and approved various accounting matters relating to the application of accounting standards and policies. Risk Management and the change in the Company’s functional currency to US dollars was also a focus of the Committee during the year.

For further information on the scope and responsibilities of the Audit Committee in relation to the external audit function, refer to our website.

Compensation Committee

Role

The Compensation Committee is responsible for overseeing the Company’s remuneration and compensation strategies and plans, policies and practices to ensure that:

•	shareholder and employee interests are aligned

•	Alumina Limited is able to attract, develop and retain talented employees

•	the integrity of Alumina Limited’s reward program is maintained.

The Committee engages external remuneration consultants to ensure that the review of remuneration practices and strategies on which decision making is based is objective and well founded.

Activities undertaken in 2009

The functions performed by the Committee are described in greater detail in Alumina Limited’s Remuneration Report found on page 25 in this report.

The Compensation Committee met 7 times during 2009.

Nomination Committee

Role

The Nomination Committee assists the Board in fulfilling its responsibilities to shareholders with regard to:

•	identifying the necessary and desirable competencies of Board members

•	regularly assessing competencies necessary to be represented by Board members

•	the selection and appointment process for Directors

•	regularly reviewing the size and composition of the Board, including succession plans

•	determining which non-executive Directors are to retire in accordance with the provisions of Alumina Limited’s constitution.

To ensure that the Board has an appropriate mix of skills and experience, the Nomination Committee will consider individuals for Board membership who have demonstrated high levels of integrity and performance in improving shareholder returns, and who can apply such skills and experience to the benefit of the Company.

The Nomination Committee met 3 times during 2009.

Activities undertaken in 2009

During 2009 the Nomination Committee considered the suitability of directors seeking election and re-election and succession planning.

Board, Senior Executive and Board Committee Performance Evaluation

The Board undertakes annual evaluations of both the combined performance of the Board and performance of individual members. Annual performance evaluations are also conducted for each Board committee. In 2009, the Directors conducted a self-assessment process involving the completion and evaluation of detailed questionnaires covering knowledge, satisfaction, reporting and performance in relation to relevant business, management and governance matters. The results were collated and analysed by the Board on a topic-by-topic basis. Initiatives to improve issues identified in the performance evaluation are discussed and approved. The Chairman of the Board reviews each Director’s individual performance annually and that of the Chief Executive Officer semi-annually. The Chairman of the Nomination Committee reviews, with other Directors, the Chairman’s performance. The Chief Executive Officer undertakes a semi-annual review of the performance of each Senior Executive against individual tasks and objectives. Performance evaluations of the Board, its committees, the individual Directors and key executives, were undertaken in accordance with the processes described above in 2009. Further information about those processes can be obtained from our website.

Directors’ Access to Independent Advice

The Board, its Committees and individual Directors may be required to evaluate and make decisions about matters that require technical or specialised knowledge, or a perspective independent of management. In these circumstances the Board collectively, as well as each Director individually, has the right to seek independent professional advice. Directors, with the consent of the Chairman or the Board, may exercise this right and any expense incurred will be met by the Company.

Promoting Ethical Conduct and Behaviour

Alumina Limited has adopted a Code of Conduct that establishes the ethical basis by which Alumina Limited conducts its business and behaviour. The Code of Conduct was developed by aligning the Company’s agreed core values with best practice corporate governance models. The Code applies to directors, employees and contractors. The Code of Conduct is reviewed regularly to ensure it is relevant and accurately reflects best practice principles.

Alumina Limited’s Code of Conduct and more information about Alumina Limited’s values are available on our website.

Company Secretary

Mr Stephen Foster is the Company Secretary/General Counsel. A profile of Mr Foster’s qualifications and experience is set out on page 17. The role of Company Secretary/General Counsel in Alumina Limited includes:

•	providing legal advice to the Board and management as required

•	advising the Board on corporate governance principles

•	management of the legal and secretariat functions

•	generally attending all Board meetings and preparing the minutes

•	managing compliance with regulatory requirements

•	company disclosures.

The position of Company Secretary/General Counsel is ratified by the Board.

Corporate Reporting and Risk Management

The Chief Executive Officer and the Chief Financial Officer have made the following certifications to the Board:

•

Alumina Limited’s financial reports are complete and present a true and fair view, in all material respects, of the financial condition and operational results of Alumina Limited and the Alumina Limited Group, and are in accordance with relevant accounting standards.

•

The above statement is founded on a sound system of risk management and internal compliance and control which implements the policies adopted by the Board, and ensures that the Company’s risk management and internal compliance and control is operating efficiently and effectively in all material respects.

Share Trading Policy

Alumina Limited has a policy on the trading of its shares by its Directors and employees. The Board believes it is in the interests of all shareholders for Directors and employees to own shares of the Company, and so encourages shareholding subject to prudent controls and guidelines on share trading. The policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Limited shares if they possess unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products which limit the economic risk of their security holdings in the Company.

In addition, Directors and senior management must not buy or sell Alumina Limited shares in the period between the end of the half or full financial year and the release of the results for the relevant period. Directors and senior management must also receive approval from the Chairman, Chief Executive Officer or Company Secretary before buying or selling Company shares. A copy of Alumina Limited’s Share Trading Policy can be found in the corporate governance section of our website.

Disclosure Policy

Alumina Limited is committed to providing best practice continuous disclosure and has comprehensive policies and procedures designed to ensure compliance with the continuous and periodic disclosure obligations under the Corporations Act and the ASX Listing Rules and to ensure accountability at a senior executive level for that compliance. Responsibility for meeting ASX disclosure requirements rests primarily with the Company Secretary. Training is conducted annually with all staff to ensure they understand the Company’s obligations, and their role in fulfilling them, under the continuous disclosure provisions. A review of continuous disclosure matters, if any, is conducted at each Board meeting. Alumina Limited’s Continuous Disclosure Policy is available on our website.

Conflicts of Interest

The Board recognises that its ability to make impartial decisions would be jeopardised by any conflicting interests. Each Director has an ongoing responsibility to disclose to the Board details of transactions or interests, actual or potential, that may create a conflict of interest. Alumina Limited’s Constitution expressly forbids a director voting on a matter in which they have a direct or indirect material personal interest as defined in Section 195 of the Corporations Act 2001.

Audit Governance

External Audit

PricewaterhouseCoopers is Alumina Limited’s external audit services provider. The external auditor reports to Alumina Limited’s Audit Committee, which is responsible for agreeing the scope of the work performed by the auditor and monitoring its progress against plan.

All reports issued by the auditor to the Committee are prepared in accordance with Australian Accounting Standards. In accordance with the applicable provisions of the Corporations Act 2001, the external auditor provides an annual declaration of its independence to the Audit Committee. Alumina’s External Auditor Selection and Rotation Policy requires that the lead Partner involved in the external audit of the company should not remain beyond 5 years. The term of the current partner expires in 2012.

Further information on the relationship with the external auditor is covered in the Audit Committee Charter which is available on our website.

Non-Audit Services

Alumina Limited and PricewaterhouseCoopers have adopted the following policy in relation to any work undertaken by PricewaterhouseCoopers that does not directly relate to the audit of the Company’s Australian or US statutory accounts:

•

PricewaterhouseCoopers’ services which have fees of up to $100,000 require the prior approval of the Audit Committee Chairman. Such approval shall include the scope of the services and the approximate amount of fees, and shall be reported to the next Audit Committee meeting;

•	For PricewaterhouseCoopers’ services of more than $100,000 and less than $250,000, the provision of such services requires the prior approval of the Audit Committee;

•

For services of more than $250,000, the proposed services are to be put to competitive tender with the requirement for Chief Financial Officer, Chief Executive Officer and Audit Committee Chairman’s approval of the inclusion of PricewaterhouseCoopers in the tender list. The awarding of a contract, following a competitive tender, to PricewaterhouseCoopers for the provision of these services also requires the prior approval of the Audit Committee.

Details of non-audit services are described in the Directors’ Report on pages 23–24.

Attendance At The Annual General Meeting

The partner representing the external auditor attends Alumina Limited’s AGM and is available at the meeting to respond to shareholder questions relating to content and conduct of the audit and accounting policies adopted by the Company in relation to preparation of the financial statements. Written questions for the auditor will be accepted by Alumina Limited up to five days before the AGM.

Internal Audit

Alumina Limited contracts the services of independent accounting firm Deloitte Touche Tohmatsu for the provision of the internal audit function. It is the internal auditor’s role to provide assurance that an effective risk management and control framework exists, and to report their findings to the Audit Committee. The Audit Committee approves the annual internal audit plan and reviews reports on internal audit findings at least annually.

Managing Business Risk

Alumina Limited’s Risk Management Policy sets out its policies and procedures for covering risks such as those relating to markets, credit, price, operating, safety, health, environment, financial reporting and internal control. The Risk Management Policy has been adopted by the Board. Alumina Limited is exposed to risks, both indirectly through its investment in AWAC, and directly as a separately listed public company.

Alcoa, as manager of AWAC, has direct responsibility for managing the risks associated with the AWAC business. Alcoa utilises its policies and management systems to identify, manage and mitigate those risks. Alumina Limited reviews the management and mitigation of AWAC risks through its participation on the AWAC Strategic Council and the boards of the key operating entities within AWAC.

Alumina Limited uses internal controls as well as risk management policies that are appropriate to its risks as an independent corporate entity. Alumina Limited has developed a Risk Management Framework that profiles a range of material business risks, both financial and non-financial in nature, which are potentially significant for the current operation and profitability and/or long term value of the Company. Each material business risk identified has an explicit risk strategy and system of internal controls.

Alumina Limited’s most significant commercial risk exposures are to the AUD/USD exchange rate, aluminium prices, operating costs, liquidity risk and capital expenditures.

Alumina Limited’s Board has received a report from management as to the effectiveness of Alumina’s Limited’s management of its material business risks, and assurance from the Chief Executive Officer and Chief Financial Officer that the declaration provided in accordance with section 295A of the Corporations Act (refer to Corporate Reporting on page 14) is founded on a sound system of risk management and internal control, and that the system is operating effectively in all material respects in relation to financial reporting risks.

Alumina Limited’s Risk Management Policy and controls are covered in more detail in the Governance section of our website.

Exchange Rate and Aluminium Price Risk

AWAC’s operations are well placed on the global cost curve. AWAC’s revenues are underpinned by medium and long-term sales contracts with high quality industry participants with which, in most cases, AWAC has longstanding relationships.

Given this underlying business position, shareholders’ interests are best served by Alumina Limited and AWAC remaining exposed to aluminium price and exchange rate risk, and generally not seeking to manage that risk through the use of derivative instruments. However, in 2009 the AWAC joint venture entered into forward contracts to hedge revenues and freight and energy costs associated with smelter grade alumina sales from its San Ciprian and Point Comfort refineries for the 2010 year. The USD/Euro currency exposure has also been hedged for the San Ciprian refinery.

Whistleblowing

Alumina has a Whistleblower Policy that encourages, and offers protection for staff to report, in good faith, any behaviour, practice or activity that they have reasonable grounds to believe involves:

•	unethical or improper conduct

•	financial malpractice, impropriety or fraud

•	contravention or suspected contravention of legal or regulatory provisions

•	auditing non-disclosure or manipulation of the internal or external audit process. A copy of the Whistleblower Policy can be found on our website.

Donations

Alumina Limited makes donations each year to non-profit and charitable organisations in the areas of health, education, welfare and the arts. The Company does not make donations to political parties.

SENIOR MANAGEMENT

Alumina Limited is managed by an experienced management team focusing on maximising returns and growing the Company, ensuring our shareholders benefit fully from Alumina Limited’s interest in the AWAC joint venture, and providing our shareholders with consistent returns. The Alumina Limited executive management team comprises:

JOHN BEVAN BCom

Chief Executive Officer

John Bevan has responsibility for the overall management of Alumina Limited in accordance with the strategy, policies and business processes adopted by the Board. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003 to 2007. Mr Bevan has strong commercial and operational experience gained through operating in joint ventures in many parts of the world, particularly Asia.

JUDITH DOWNES BA(Hons), Dip Ed, Grad Dip Accounting, FCPA

Chief Financial Officer

Judith Downes joined Alumina Limited in January 2009 as Chief Financial Officer. She is responsible for finance, accounting, treasury, investor relations and taxation. Ms Downes is also an alternate director for Mr Pizzey. Ms Downes has extensive financial experience gained during her career at Australia and New Zealand Banking Group Limited, and prior to that in public accounting. She is a member of the Standards Advisory Council of the International Accounting Standards Board and a past director of ING Australia.

STEPHEN FOSTER BCom LLB(Hons) GDipAppFin (Sec Inst) GradDip CSP ACIS

General Counsel & Company Secretary

Stephen Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. Mr Foster has a wide range of legal and commercial experience gained over 25 years, at Village Roadshow, WMC Limited, and the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

ALUMINA LIMITED DIRECTORS’ ATTENDANCE AT MEETINGS JANUARY TO DECEMBER 2009

	BOARD MEETING		BOARD COMMITTEE MEETINGS		AUDIT COMMITTEE MEETINGS		COMPENSATION COMMITTEE MEETINGS		NOMINATION COMMITTEE MEETINGS
DIRECTORS	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED	ELIGIBLE TO ATTEND	ATTENDED
P A F Hay	19	19	—	—	8	8	7	7	3	3
R J McNeilly	19	19	—	—	8	8	7	7	3	3
D M Morley	19	19	—	—	8	8	7	7	3	3
G J Pizzey	19	18	—	—	8	8	7	7	3	3
J Bevan	19	19	1	1	—	—	—	—	—	—
J S Downes*	—	—	1	1	—	—	—	—	—	—
K A Dean**	—	—	—	—	—	—	—	—	—	—

*	Ms Downes was an alternate director for Mr Pizzey for 2009, effective from 29 January 2009
**	Mr Dean was an alternate director for Mr Pizzey until 29 January 2009.

Shareholders

Alumina Limited has approximately 83,000 shareholders, with the 20 largest holding 74.45 per cent of the approximately 2.44 billion shares on issue. Approximately 95 per cent of all registered shareholders have registered addresses in Australia. A more detailed analysis of our shareholders is available in the full financial report, available on request, or on our website. Alumina Limited’s shares are listed on the Australian Securities Exchange (ASX) and New York Stock Exchange (NYSE).

The level of beneficial ownership of the Company’s shares by US persons is approximately 16 per cent. No single beneficial holder holds in excess of 10 per cent.

Shareholder Communication

Effective and timely communication with Alumina Limited shareholders and the market is a critical objective of the Company. We also recognise that communication is two-way.

Alumina Limited uses internet-based information systems to provide efficient communication with shareholders and the investment community. Examples include posting Company announcements on our website (usually within one hour of lodgement with the ASX), and webcasting financial presentations and briefings. Shareholders may elect to receive all Company reports and correspondence by mail or email.

Alumina Limited is a member of eTree, an incentive scheme to encourage shareholders of Australian companies to receive their shareholder communications electronically. For every shareholder who registers their email address via eTree, Alumina Limited donates $2 to Landcare Australia to support reforestation projects.

We are interested in shareholder questions and feedback which can be directed to the Company either through the mail or via the feedback facility available on our website.

For further information on shareholder communications, including our Continuous Disclosure Policy, refer to the Shareholder Communication Strategy located in the Governance section of our website.

Comparison of Corporate Governance Practices with the NYSE Listing Rules

Alumina Limited shares trade in the form of American Depositary Receipts (ADRs) on the NYSE and, qualifying as a non-US issuer, Alumina Limited is allowed to follow home-country practice in lieu of the NYSE Listing Rules. However, the Company is required to meet NYSE rules on Audit Committee requirements and to disclose any significant way in which Alumina Limited’s corporate governance practices differ from those followed by US companies under the NYSE listing rules.

More detail about the ways in which Alumina Limited’s corporate governance practices differ from those stipulated by the NYSE listing rules can be found in the Governance section of our website.

Share Enquiries

Investors seeking information about their Alumina Limited shareholding or dividends should contact:

Computershare Investor Services Pty Limited

GPO Box 2975

Melbourne, Victoria 3001 Australia

Telephone

1300 556 050 (for callers within Australia)

+61 (0) 3 9415 4027 (for international callers)

Facsimile

(03) 9473 2500 (for callers within Australia)

+61 (0) 3 9473 2500 (for international callers)

Email web.queries@computershare.com.au

Please note, when seeking information, shareholders will be required to provide their Shareholder Reference Number or Holder Identification Number, which is recorded on their shareholding statements.

American Depositary Receipts

Alumina Limited shares are traded on the NYSE as ADRs.

This facility enables American investors to conveniently hold and trade Alumina Limited securities. Each ADR represents four Alumina Limited shares. Investors seeking information about Alumina Limited’s ADRs should contact our depositary, The Bank of New York Mellon:

The Bank of New York Mellon

Issuer Services

PO Box 11258

Church Street Station

New York, NY 10286-1258

Toll free number

(for callers within the USA) 1-888-BNY-ADRs

Telephone (for non-US callers):+1 (212) 815 3700

Website www.stockbny.com

Email shareowners@bankofny.com

COMPARISON TO ASX CORPORATE GOVERNANCE COUNCIL’S CORPORATE GOVERNANCE PRINCIPLES AND RECOMMENDATIONS (2ND EDITION) CONTINUED

	RECOMMENDATION	COMPLIANCE	REFERENCE

PRINCIPLE 1	LAY SOLID FOUNDATIONS FOR MANAGEMENT AND OVERSIGHT

1.1	Companies should establish the functions reserved to the board and those delegated to senior executives and disclose those functions.	Comply	Page 11

1.2	Companies should disclose the process for evaluating the performance of senior executives.	Comply	Page 14

1.3	Companies should provide the information indicated in the Guide to reporting on Principle 1.	Comply	n/a

PRINCIPLE 2	STRUCTURE THE BOARD TO ADD VALUE

2.1	A majority of the board should be independent directors.	Comply	Page 12

2.2	The Chairman should be an independent director.	Comply	Page 12

2.3	The roles of Chairman and Chief Executive Officer should not be exercised by the same individual.	Comply	Page 12

2.4	The board should establish a nomination committee.	Comply	Page 14

2.5	Companies should disclose the process for evaluating the performance of the board, its committees and individual directors.	Comply	Page 14

2.6	Companies should provide the information indicated in the Guide to reporting on Principle 2.	Comply	n/a

PRINCIPLE 3	PROMOTE ETHICAL AND RESPONSIBLE DECISION-MAKING

3.1	Companies should establish a code of conduct and disclose the code or a summary of the code as to:

	the practices necessary to maintain confidence in the company’s integrity;	Comply	Page 14

	the practices necessary to take into account their legal obligations and the reasonable expectations of their stakeholders;	Comply	Page 14

	the responsibility and accountability of individuals for reporting and investigating reports of unethical practices.	Comply	Page 14

3.2	Companies should establish a policy concerning trading in company securities by directors, senior executives and employees, and disclose the policy or a summary of the policy.	Comply	Page 15

3.3	Companies should provide the information indicated in the Guide to reporting on Principle 3.	Comply	n/a

PRINCIPLE 4	SAFEGUARD INTEGRITY IN FINANCIAL REPORTING

4.1	The board should establish an audit committee.	Comply	Page 13

4.2

The audit committee should be structured so that it:

— consists only of non-executive directors

— consists of a majority of independent directors

— is chaired by an independent chair, who is not Chairman of the board

— has at least three members.

		Comply	Page 13

4.3	The audit committee should have a formal charter.	Comply	Page 13

4.4	Companies should provide the information indicated in the Guide to reporting on Principle 4.	Comply	n/a

PRINCIPLE 5	MAKE TIMELY AND BALANCED DISCLOSURE

5.1	Companies should establish written policies designed to ensure compliance with ASX Listing Rule disclosure requirements and to ensure accountability at a senior executive level for that compliance and disclose those policies or a summary of those policies.	Comply	Page 15

5.2	Companies should provide the information indicated in the Guide to reporting on Principle 5.	Comply	n/a

PRINCIPLE 6	RESPECT THE RIGHTS OF SHAREHOLDERS

6.1	Companies should design a communications policy for promoting effective communication with shareholders and encouraging their participation at general meetings and disclose their policy or a summary of that policy.	Comply	Page 18

6.2	Companies should provide the information indicated in the Guide to reporting on Principle 6.	Comply	n/a

PRINCIPLE 7	RECOGNISE AND MANAGE RISK

7.1	Companies should establish policies for the oversight and management of material business risks and disclose a summary of those policies.	Comply	Page 16

7.2	The board should require management to design and implement the risk management and internal control system to manage the company’s material business risks and report to it on whether those risks are being managed effectively. The board should disclose that management has reported to it as to the effectiveness of the company’s management of its material business risks.	Comply	Page 16

7.3	The board should disclose whether it has received assurance from the Chief Executive Officer (or equivalent) and the Chief Financial Officer (or equivalent) that the declaration provided in accordance with section 295A of the Corporations Act is founded on a sound system of risk management and internal control and that the system is operating effectively in all material respects in relation to financial reporting risks.	Comply	Page 16

7.4	Companies should provide the information indicated in the Guide to reporting on Principle 7.	Comply	n/a

PRINCIPLE 8	REMUNERATE FAIRLY AND RESPONSIBLY

8.1	The board should establish a remuneration committee.	Comply	Page 13

8.2	Companies should clearly distinguish the structure of non-executive directors’ remuneration from that of executive directors and senior executives.	Comply	Page 25–40

8.3	Companies should provide the information indicated in the Guide to reporting on Principle 8.	Comply	n/a

DIRECTORS’ REPORT

The directors present their report on the consolidated entity consisting of Alumina Limited (“the company”) and the entities it controlled at the end of, or during, the year ended 31 December 2009 (the ‘Group’).

Directors

The following persons were directors of Alumina Limited during the whole of the financial year and up to the date of this report:

D M Morley (Chairman)

J Bevan (Chief Executive Officer)

P A F Hay

R J McNeilly

G J Pizzey (Alternate K A Dean to 29 January 2009, J S Downes

29 January 2009 onwards)

Board of Directors

Alumina Limited Directors in office as at 31 December 2009 were:

MR DONALD M MORLEY

BSc MBA Hon. FAuslMM

Chair, Independent Non-Executive Director

Mr Morley was elected a Director and appointed Chairman of Alumina Limited on 11 December 2002. He is a director of Iluka Resources Ltd, a role he has held since December 2002, and has also been a director of SPARK Infrastructure Ltd since November 2005. He was previously a director of WMC Limited, in the role of Director of Finance until April 2001, and he retired from his executive duties with WMC in October 2002. Mr Morley is a member of the Audit Committee, Compensation Committee and the Nomination Committee. He has wide-ranging financial skills and considerable resource industry experience.

MR PETER A F HAY

LLB

Independent Non-Executive Director

Mr Hay has been a Director of Alumina Limited since 11 December 2002. He is Chairman of the Advisory Board of Lazard in Australia, and is a director of Australian and New Zealand Banking Group Limited, Landcare Australia Limited, GUD Holdings Limited, NBN Co Limited and Epworth Foundation and was appointed a director of Myer Holdings Limited in February 2010.

He is a former Chief Executive Officer of the law firm Freehills. He is a member of the Audit Committee, and Compensation Committee and Chair of the Nomination Committee. Mr Hay brings to the Board considerable legal experience and advisory skills particularly in relation to public company takeovers, corporate governance matters and risk management.

MR RONALD J MCNEILLY

BCom MBA, FCPA, FAICD

Independent Non-Executive Director

Mr McNeilly was elected a Director of Alumina Limited on 11 December 2002. He is the Deputy Chairman of BlueScope Steel Limited; Chairman of Worley Parsons Limited; Chairman of Melbourne Business School Limited; past director of BHP Billiton Limited, QCT Resources Limited and Tubemakers of Australia Limited;

past executive director Global Markets BHP Billiton Limited from 2001 to 2002; past executive director and President of BHP Minerals from 1999 to 2001. He is a member of the Audit and Nomination Committee and Chair of the Compensation Committee. Mr McNeilly brings substantial practical experience and skills gained from over 30 years working in the resource sector.

MR G JOHN PIZZEY

B.E (Chem), Dip. Mgt FTSE FAICD

Independent Non-Executive Director

Mr Pizzey was elected a director of Alumina Limited on 8 June 2007. He is a Director of Iluka Resources Ltd, Amcor Limited, St Vincent’s Institute of Medical Research and Ivanhoe Grammar School. Mr Pizzey is also formerly a director and chairman of the London Metal Exchange. He is a member of the Nomination and Compensation Committees and Chair of the Audit Committee. Mr Pizzey brings extensive knowledge gained in over 33 years in the alumina and aluminium industry.

MR JOHN BEVAN

BSc FAICD

Chief Executive Officer

Mr Bevan was elected as Executive Director and Chief Executive Officer on 16 June 2008. Mr Bevan joined Alumina Limited from BOC Group Plc where he most recently held the position of chief executive of Process Gas Solutions and was elected to the Board of Directors. He has had a long career with the BOC Group Plc including a variety of management roles in Australia, Korea, Thailand and the UK before becoming chief executive of Asia in 2000. He was a director of BOC Plc in London from 2003–2007.

Company Secretary

STEPHEN FOSTER

BCom LLB(Hons) GDipAppFin (Sec Inst)GradDip CSP, ACIS

General Counsel/Company Secretary

Mr Foster is responsible for legal, company secretarial, shareholder services, insurance and human resources. He has a wide range of legal and commercial experience gained over 25 years, more recently at Village Roadshow and WMC Limited, after working with the legal firm of Arthur Robinson & Hedderwicks (now Allens Arthur Robinson).

Details of the Company Secretary role are contained on page 14.

Particulars of the numbers of meetings of the Company’s Directors (including meetings of committees of Directors) and the number of meetings attended by each Director are detailed on page 17.

Particulars of relevant interests of shares held by the directors of the Company in the Company or in any related body corporate as at the date of this report are set out on page 35.

Insurance of Officers

During or since the end of the financial year, the Group has paid the premiums in respect of a contract to insure directors and officers of the Group against liabilities incurred in the performance of their duties on behalf of the Group.

The officers of the Group covered by the insurance policy include any natural person acting in the course of duties for the Group who is or was a Director, secretary or executive officer as well as senior and executive staff. The Company is prohibited, under the terms of the insurance contract, from disclosing details of the nature of liability insured against and the amount of the premium.

Dividends

Details of the dividends paid during the financial year are referred to in Note 9 of the Financial Report found on page 62.

Principal Activities

The principal activities of the Group relate to its 40 per cent interest in the series of operating entities forming Alcoa World Alumina and Chemicals (AWAC). AWAC has interests in bauxite mining, alumina refining, and aluminium smelting.

Review of Operations and Results

The financial results for Alumina Limited include the 12 months results of AWAC and associated corporate activities.

The Group’s net loss attributable to members of Alumina Limited was $26 million (2008: $168 million profit). The Group’s underlying earnings for 2009 were a loss of $2.2 million (2008: $201.6 million profit). For further information on the operations of the Group during the financial year and the results of these operations (including the calculation of underlying earnings), refer to page 3.

Matters Subsequent to the End of the Financial Year

Alumina Limited

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil almost complete during the second half of 2009, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in future. Going forward, most dividends will be received in US dollars. The Board recognises that this changes the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional currency is US dollars. There will be no change to the AWAC financial statements.

AWAC

On 1 March 2010, Alcoa of Australia Limited signed two long term electricity hedge agreements with Loy Yang Power Group to hedge its share of the supply of electricity to the Portland aluminium smelter (Portland Hedge) and the Point Henry aluminium smelter (Point Henry Hedge). The term of the hedges will be from 1 March 2010 and expire on 31 December 2036. The underlying transactions under the Portland Hedge will commence on 1 November 2016 and 1 August 2014 under the Point Henry Hedge on expiry of Alcoa’s electricity supply agreements with the State Electricity Commission of Victoria (established under the State Electricity Commission Act 1957), a statutory body owned by the Victorian Government.

Other than the above, there are no significant events occurring after the balance sheet date.

Likely Developments

In the opinion of the Directors it would prejudice the interests of the Group to provide additional information, except as reported in this Directors’ Report, relating to likely developments in the operations of the Group and expected results of those operations in the financial years subsequent to the financial year ended 31 December 2009.

Environmental Regulation

AWAC’s Australian operations are subject to various Commonwealth and state laws governing the protection of the environment in areas such as air and water quality, waste emission and disposal, environmental impact assessments, mine rehabilitation, and access to and use of ground water.

In particular, most operations are required to be licensed to conduct certain activities under the environmental protection legislation of the state in which they operate, and such licenses include requirements specific to the subject site.

Rounding of Amounts

The company is of a kind referred to in the Australian Securities and Investments Commission Class Order 98/0100. Amounts shown in the Financial Report and this Directors’ Report have been rounded off to the nearest hundred thousand dollars, except where otherwise required, in accordance with that Class Order.

Significant Changes in the State of Affairs

There have been no significant changes in the state of affairs of the consolidated entity during the financial year.

Auditor

PricewaterhouseCoopers continues in office, in accordance with the Corporations Act 2001.

Non-audit Services

The Company may decide to employ the auditor on assignments additional to their statutory audit duties where the auditor’s expertise and experience with the company and/or the consolidated entity are important. Details of the amounts paid or payable to the auditor (PricewaterhouseCoopers) for audit and non-audit services provided during the year are set out on the following page.

Remuneration of Auditors

The Board of Directors has considered the position and, in accordance with the advice received from the audit committee is satisfied that the provision for the non-audit services is compatible with the general standard of independence for auditors imposed by the Corporations Act 2001. The Directors are satisfied that the provision of non-audit services by the auditor, as set out below, did not compromise the auditor independence requirements of the Corporations Act 2001 for the following reasons:

•	All non-audit services have been reviewed by the audit committee to ensure they do not impact the impartiality and objectivity of the auditor.

•	None of the services undermine the general principles relating to auditor independence as set out in APES 110 Code of Ethics for Professional Accountants.

A copy of the Auditor’s Independence Declaration as required under section 307C of the Corporations Act 2001 is set out on page 37 of this Report.

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	CONSOLIDATED ENTITY $ THOUSAND
	2009	2008
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	923
Other assurance services	233	337
Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	66	318
Total	1,025	1,578	[1]

1	Additional fees were principally incurred in relation to funding activities.

REMUNERATION REPORT

Alumina Limited remuneration policy for 2009 has remained largely unchanged from the policy as outlined in the 2008 Remuneration Report that was approved at the Annual General Meeting in May 2009.

This Remuneration Report sets out the Company’s remuneration strategy and practices and incorporates remuneration information for Directors and senior executives in accordance with the Corporations Act. Senior Executive Remuneration Policy and Non-executive Director Remuneration Policy are discussed separately in this report. This report forms part of the Directors’ Report for the year ended 31 December 2009.

Remuneration Strategy and Policy

Alumina Limited’s remuneration strategy has an objective of attracting and retaining high calibre employees by providing benchmarked market competitive remuneration. It is also structured to align employee remuneration with specific and measurable individual and corporate objectives and targets that are linked to shareholder interests.

The Compensation Committee (the Committee) of the Board is responsible for overseeing the development and implementation of the remuneration strategy and policy and is confident that the existing remuneration policy and practices continue to meet the Company’s overall remuneration objectives. The duties and responsibilities delegated to the Committee by the Board are set out in the Committee’s Charter, which is available on the Company’s website.

In 2009, the Committee took advice from Egan Associates and Mercer Human Resources.

The Committee met 7 times in 2009 (2008: 8 times), with senior executives attending certain meetings by invitation.

Senior Executive Remuneration Policy

Alumina Limited’s remuneration policy is to establish a clear link between performance and remuneration. In doing so we are committed to ensuring that our remuneration process:

1.	aligns executive and shareholder interests; and

2.	recognises and rewards superior senior executive performance.

Specific and measurable individual objectives and targets are set for executives and employees that are consistent with business objectives.

The performance of individual Senior Executives against their objectives is assessed half yearly and yearly.

Senior executive remuneration is reviewed annually by the Committee. Key factors that influence the level of executive remuneration are Company performance, individual performance and market relativity.

Remuneration Process

After the Board, the CEO, Chief Financial Officer and General Counsel/Company Secretary exercise the greatest control over the management and strategic direction of the Group and are the most highly remunerated executives of the Company. These senior executives are the only employees of the Company who make, or participate in making, decisions that affect the whole, or a substantial part, of the business of the Company or have the capacity to significantly affect the Company’s financial standing, and therefore less than five senior executives are listed in this Report.

Remuneration Structure/Performance Reward Link

Executive Remuneration

Senior executive remuneration comprises:

•	fixed remuneration – ‘fixed annual reward’ (“FAR”), which comprises base salary and superannuation (both Company and salary sacrifice contributions).

•

variable (incentive) remuneration – this comprises a component of remuneration linked to both Short-term Cash Incentives (STIs) and Long-term Equity Incentives (LTIs). Policies defining STIs and LTIs are established by the Committee and reviewed annually.

Fixed Remuneration

The Committee reviews and determines the FAR for the CEO. The Committee also considers annually recommendations from the CEO with regard to the FAR of the other senior executives.

For the CEO and senior executives, the Company seeks to set FAR at the third quartile of comparable companies and aims to ensure that high calibre executives can be recruited to fill the key senior roles.

Variable Remuneration

Details of the Short Term Incentive Plan and the Long Term Incentive Plan applying for the 2009 year are as follows:

Short Term Incentive Plan

Principles

The STI Plan consists of two components. One that focuses on key performance indicators (KPIs) that relate to Company performance and one that focuses on KPIs that relate to individual performance. The value of the STI award is up to a maximum of 100% of fixed remuneration (FAR) for the CEO and up to a maximum of 70% of fixed remuneration (FAR) for senior executives. The potential STI reward that an executive can earn in any one year is split 50/50 between Company performance KPIs and individual performance KPIs.

Company performance is measured using the AWAC Operating Plan return on capital for the 12-month performance period (normalised for changes in the LME aluminium price) and an earnings per share (EPS) target for Alumina Limited.

Individual performance measures include promoting and protecting shareholder interests in the AWAC joint venture, influencing AWAC strategy and operating performance, funding and dividend policy of AWAC, overseeing Alumina Limited’s capital management, funding and fiscal compliance, all of which ultimately support Alumina Limited’s objectives and shareholder interests.

2009

In 2009, the Board decided at the start of the year that in view of the poor industry conditions and the Company’s outlook for 2009, there would be no consideration for an STI award relating to Company performance and that only an STI reward relating to achievement of individual KPIs would be considered.

The 2009 STI measures for the Chief Executive Officer and Senior Executives related to performance against a scorecard of agreed objectives and targets.

These agreed objectives and targets included, the protection and promotion of shareholder interests in the AWAC joint venture, effective strategy review of AWAC, maximizing dividend flow to the Company, evaluating the impact of future emissions trading on business sustainability and restructuring of the Company’s balance sheet and debt structure.

Executive and Shareholder Alignment

To ensure alignment of executive remuneration with shareholder returns, executives are also required to apply 50 per cent of any after tax STI payment for the 2008 year and onwards to the purchase of Company shares. Those shares must be held by the executive for a period of at least three years, or until the executive ceases employment.

Long Term Incentive Plan

Principles

Each year senior executives may be granted (at the Board’s discretion) a conditional entitlement under the Alumina Employee Share Plan (‘ESP’) to fully paid ordinary shares in the Company (Performance Rights), which are purchased on market. The Performance Rights vest to senior executives at the end of the performance period if certain performance tests are achieved over that performance period. The ESP is designed to link Alumina Limited employee rewards with the long-term goals and performance of Alumina Limited, and the generation of shareholder returns.

The Long Term Incentive (“LTI”) component of remuneration is a maximum of 50 per cent of FAR for the Chief Executive Officer and a maximum of 40 per cent of FAR for Senior Executives.

The annual dollar LTI grant value is divided by the prevailing Company share price at the time of the offer to determine the number of Performance Rights offered to senior executives under the ESP.

The performance criteria and testing period for each annual grant under the ESP are determined by the Board at the time of issue of each grant of Performance Rights. With the exception of Performance Rights issued in 2007, 100 per cent of the Performance Rights are tested against the Total Shareholder Return (TSR) hurdle. For Performance Rights issued in 2007, 50 per cent of the Performance Rights are tested against the TSR hurdle and 50 per cent are tested against the earnings per share hurdle. In determining whether Performance Rights will vest, Alumina Limited’s TSR performance is measured against the TSR performance of an ASX Comparator Group and an International Comparator Group, which are listed on Appendix 1 and Appendix 2 on pages 38 to 40 in this Report.

Testing period for Total Shareholder Return (TSR)

2006

i)	For those Performance Rights granted in 2006, if less than 100 per cent of the Performance Rights vest when tested initially at the end of the three year period, a second test is conducted six months after the initial test. No further testing is undertaken after this second test. The second test applies only to 50 per cent of the Performance Rights that did not initially vest at the end of the three year period. The remaining 50 per cent of the Performance Rights that did not vest will lapse and are not subject to future retesting. The number of Performance Rights of the retested 50 per cent that vest will be determined according to Alumina Limited’s relative TSR performance over the period from the commencement of the performance period to the retest date, according to the same scale used at the initial test (refer to Table 1.0). The first and second tests relating to the 2006 Performance Rights have been conducted and as the TSR hurdle was not met for either test, the 2006 Performance Rights did not vest and have lapsed.

2007

ii)	For Performance Rights granted under the ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. The Performance Rights vest only when the TSR hurdle is met for an average of 20 consecutive trading days commencing on any day over the 12 month period after completion of the initial three years. The number of Performance Rights subject to the TSR hurdle that vest is determined based on the highest 20 day average TSR performance over the 12 month period. This testing process was discontinued for future Performance Rights grants following consultation with a number of shareholders.

2008–2009

iii)	For those Performance Rights granted in 2008 and 2009, if less than 100 per cent vest when tested initially at the end of a 3 year period, two further tests apply (over a four week period) 6 and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse.

Retesting Rationale

The decision to incorporate 6 months and 12 months retesting was taken due to the potential for unrepresentative outcomes during the four week testing period. A significant change in commodity prices or exchange rates during the four week testing period could materially distort the test result. Potentially positive outcomes built over 3 years could be damaged by an irregular event occurring in the 4 week test period. Any Performance Rights that do not vest after the second test will lapse. It is considered that the 6 months and 12 months retesting approach provides a more representative outcome.

Performance Rights will generally lapse on cessation of employment.

In the event of a change in control, the Board shall determine that any outstanding Performance Rights for which performance hurdles are met at that time shall vest to senior executives. A change of control is, in general terms, an entity acquiring unconditionally more than 50 per cent of the issued shares of the Company.

LTI Performance Testing

TSR

Two comparator group tests are applied to determine the number of Performance Rights which may vest under the ESP, with each accounting for 50 per cent of the maximum possible grant of Performance Rights under the ESP. The performance tests compare Alumina Limited’s TSR performance with the TSR performance of each of the entities in two comparator groups over the performance period. Results of the performance tests are calculated by a consultant engaged for this purpose.

TSR was chosen as a performance measure as an appropriate means of measuring Company performance as it incorporates both capital growth and dividends.

The comparator groups selected by the Committee include companies that are in similar industries to the Company or compete for capital with the Company, taking into account the size of the Company. The methodology behind Tests 1 and 2 is identical, apart from the difference in the comparator groups. The performance tests are defined as follows:

Test 1 relates to the TSR performance of Alumina Limited against a comparator group of 100 Australian-listed entities The composition of the ASX Comparator Group for 2009 is shown in Appendix 1 on pages 38 to 39.

Test 2 relates to the TSR performance of Alumina Limited against a comparator group of 30 international metals and mining entities listed on stock exchanges inside and outside Australia. The composition of the International Comparator Group for 2009 is shown in Appendix 2 on page 40.

Following testing, the number of Performance Rights senior executives will receive is determined according to the scale set out in table 1.0.

For Performance Rights granted under the ESP in January 2007, 50 per cent of the Performance Rights granted are subject to an earnings per share (‘EPS’) growth performance hurdle, compared to an EPS share baseline as outlined in table 1.1. For the grant in January 2007, the Baseline EPS was 31.4 cents per share. The Company’s actual EPS for the 2009 reporting year was negative 1.2 cents per share, which did not meet the required growth of 6 per cent per year from the Baseline EPS of 31.4 cents per year. As a result, there was zero vesting of the 50 per cent of the Performance Rights granted in January 2007 that were subject to the EPS test.

The remaining 50 per cent of the Performance Rights granted in 2007 will be tested against the Company’s standard TSR performance process, as outlined in table 1.0.

Alumina Limited’s share trading policy prohibits Directors and employees from engaging in short-term trading of any Alumina Limited securities, buying or selling Alumina Shares if they posses unpublished, price-sensitive information, trading in derivative products over the Company’s securities or entering into transactions in products that limit the economic risk of their security holdings in the Company.

Relating Rewards to Performance

The essential and driving force underpinning Alumina Limited’s variable remuneration plans is that senior executive remuneration must be tied to Company performance and the creation of shareholder value. The following table 2.0 provides details of the historical performance of Alumina Limited since 2003.

Alumina Limited’s share price from 2003 to 2009 moved through the following ranges:

Since 2004, Alumina Limited has continued to add to its interest in AWAC, and has ensured that Alumina Limited participated in all AWAC expansion projects. Alumina Limited has also continued to implement new AWAC funding and dividend arrangements, contributed to the strategic direction of AWAC, ensured distribution of cash flows from AWAC and implemented effective capital management for Alumina Limited shareholders. The performance of the Company is measured by TSR and growth in the Company’s profit. Over the period from 2004 to 2009, LTI awards for senior executives have been aligned to a 3 year TSR performance by the Company, and the 2007 LTI awards were also tested against growth in the Company’s earnings per share over a 3 year period. The 2008 and 2009 LTI awards are aligned solely to TSR performance, which directly reflects changes in shareholder wealth.

The Company has continued to link STI awards to the achievement of individual performance against KPI objectives and annual return on capital and earnings per share, which contribute to increased shareholder value.

Superannuation

All Alumina Limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

Option Plans

Alumina Limited does not have any option plans available to non-executive Directors, executives and senior managers (including executive Directors) or employees (other than the ESP under which the Performance Rights are provided to Senior Executives).

Non-Executive Director Remuneration Policy

Alumina Limited’s non-executive Directors receive a base fee for fulfilling their Directors duties and no additional fees are paid to Directors for participating on Board Committees.

Alumina Limited aims to attract directors with appropriate skills and experience to ensure a high level of contribution and support for the Company’s activities. Non-executive Directors’ fees are reviewed annually and are determined based on comparative analysis and advice from remuneration consultants, and take into account the Directors’ responsibilities and time spent on Company business.

The Company seeks to set non-executive Directors’ fees in the third quartile.

Directors reviewed non-executive Directors’ fees and determined in the context of business conditions that there would be no increase for the 2009 year. Directors have also decided that, even though business conditions were improving, there will be no increase in non-executive directors’ fees for the 2010 year.

The maximum remuneration for non-executive Directors is determined by resolution of shareholders. The maximum aggregate remuneration approved for non-executive Directors is $950,000 per annum. A total of $821,903 was paid in non-executive Director fees in 2009. No performance related remuneration is paid to non executive Directors, nor do they participate in the ESP.

Non-executive Directors’ remuneration details are set out in table 5.0.

Non-executive Directors receive, in addition to their fees, a superannuation guarantee contribution, which for 2009 was 9 per cent of their fees to a maximum of $14,103 for the Chairman and $12,600 for other Non-executive Directors. Non-executive Directors do not receive any other retirement benefits.

TABLE 1.0 LTI VESTING TREATMENT – TSR

ALUMINA LIMITED TSR COMPARED TO MEDIAN OF COMPARATOR GROUP	VESTING

If Alumina Limited’s TSR is less than the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance	0 per cent

If Alumina Limited’s TSR is equal to the TSR of the company at the 50th percentile of the comparator group, ranked by TSR performance*	50 per cent

If Alumina Limited’s TSR is equal to or greater than the TSR of the company at the 75th percentile of the comparator group, ranked by TSR performance*	100 per cent

*	If Alumina Limited’s TSR performance is between that of the entities (or securities, as appropriate) at the median (i.e. the 50th percentile) and the 75th percentile of the comparator group ranked by TSR performance, the number of performance Rights in a tranche that vest will increase by 2 per cent for each 1 per cent by which Alumina Limited’s percentile ranking is higher than the 50th percentile.

TABLE 1.1

LTI VESTING TREATMENT – EPS ALUMINA LIMITED EARINGS PER SHARE GROWTH	VESTING

If Alumina Limited’s EPS growth in the year of testing is less than 6 per cent per annum compared with the Baseline EPS	0 per cent

If Alumina Limited’s EPS growth in the year of testing is equal to or greater than 6 per cent per annum compared with the Baseline EPS	50 per cent

If Alumina Limited’s EPS is equal to or greater than 10 per cent per annum compared with the Baseline EPS	100 per cent

TABLE 2.0 HISTORICAL PERFORMANCE OF ALUMINA LIMITED

	2009		2008		2007	2006	2005	2004	2003
Dividends declared per share (cents)	2		12		24	22	20	20	23
Percentage change in share price	32		(78)		(1)	(15)	25	(10)	30
Net Profit After Tax	$(26m	)	$168m		$436m	$511m	$316m	$316m	$237m
Percentile ranking of TSR against ASX 50 and 100	4		4		16	4	48	8	90
Per cent increase in fixed remuneration[2]	3		3		6	5	27	Nil	n/a
Percentage of total remuneration relating to short-term incentive	36		31	[1]	23	36	26	16	52
Percentage of total remuneration relating to vested long-term incentive[2]	Nil		Nil		Nil	Nil	2	Nil	30

1	Percentage is calculated by reference to FAR as at 31 December 2009.
2	Represents the average applicable to senior executives.

Non-executive Director Share Acquisitions

As a result of pending new Australian Government legislation in 2009 that affected the treatment of non executive director share plans, a decision was made to terminate the plan for Alumina Limited in 2009. Non executive directors are required to hold shares in the Company having a value at least equal to their annual fees at the expiry of their first term as directors. The requirement can be satisfied when shares are acquired during the director’s first term or at the expiry of the first term.

Chief Executive Officer Remuneration

John Bevan

Terms

Mr Bevan’s FAR was $1,000,000 per annum effective June 2008 when he was appointed. Mr Bevan’s FAR was unchanged for the 2009 year and was increased by 2 per cent for the 2010 year. In 2009, Mr Bevan’s maximum STI Award potential was up to 100 per cent of his FAR, and his LTI Performance Rights potential was up to 50 per cent of his FAR.

50 per cent of the STI is determined by reference to performance against individual objectives, and the remaining 50 per cent is determined by reference to return on capital and earnings per share hurdles. The Board decided at the start of 2009, that in view of the poor industry condition and the Company’s outlook for 2009, no STI award for Company performance would be considered for 2009.

50 per cent of any STI payment is paid in cash, and the remaining 50 per cent of the STI payment, after tax, must be used to purchase Company shares, which must be held for three years, or until employment ceases.

Mr Bevan may be invited to participate in the Long Term Incentive Plan (LTI), which, in each year, may provide Performance Rights under the LTI Plan of up to 50% of FAR.

In 2009, Mr Bevan received $1,000,000 in fixed remuneration as per his Contract of Employment and received $500,000 or 50 per cent of his potential Short-term Incentive payment. The STI payment relates to Mr Bevan meeting his personal objectives for the 2009 year. For 2009, there was no allocation of the remaining 50 per cent of his STI that related to Company performance. At the 2009 Annual General Meeting, shareholders approved a grant of 191,600 Performance Rights to Mr Bevan. Those Rights may vest at the expiry of the 3 year vesting period in December 2011 or after two further retests in June 2012 and December 2012 subject to specific TSR performance hurdles being achieved. Mr Bevan was granted 312,900 Performance Rights in February 2010, subject to shareholder approval, which will be sought at the 2010 Annual General Meeting.

Retirement and Termination Benefits

Mr Bevan’s employment contract, which was entered into in April 2008, does not have a fixed term. Either party may terminate the contract upon giving 12 months’ notice. The Company may make a payment in lieu of some or all of the 12-month notice period by payment of the fixed annual reward plus an amount equivalent to an STI payment at target performance, defined as ‘base remuneration’. The base remuneration amount will be reduced pro rata to the extent the notice period is required to be served.

If Mr Bevan’s employment is terminated on the basis of redundancy of the position or by Mr Bevan giving written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to his status and/or responsibilities which is detrimental to Mr Bevan, or if Alumina Limited decides the position is no longer required and suitable alternative employment is not offered, or Mr Bevan does not accept other employment within Alumina or another employer), then Mr Bevan is entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

•	the aggregate of a notice payment of 12 months, a severance payment of 2.5 weeks per completed year of service, and an additional severance payment of 13 weeks.

Service Agreements – Messrs Dean, Foster & Ms Downes

Alumina Limited has entered into a service contract with Ms Downes and Mr Foster. The Company had also entered into a service contract with Mr Dean who tendered his notice of termination on 19 December 2008 and retired from the Company on 28 February 2009. The contracts are not fixed-term, and each provides for the following:

1.	Remuneration and employment conditions.

2.	Powers and duties.

3.	If Ms Downes or Mr Foster’s employment is terminated on the basis of redundancy of their position or if they give written notice to Alumina Limited in the event of a Significant Change (which is defined to be if Alumina Limited ceases to be listed on the Australian Securities Exchange, or if there is a significant change to their status and/or responsibilities which is detrimental to them, or if Alumina Limited decides their position is no longer required and suitable alternative employment is not offered or if they do not accept other employment), then Ms Downes or Mr Foster (as relevant) are entitled to:

•	statutory annual leave and long service leave entitlements (with long service leave paid pro rata if there is three years or more continuous service);

•	the aggregate of; a notice payment of 12 weeks, a severance payment of 2.5 weeks per completed years of service and an additional severance payment of 13 weeks.

Ms Downes and Mr Foster are not entitled to the payment outlined above where the reason for a significant change is poor performance or inability to fulfil agreed responsibilities. Ms Downes and Mr Foster are not entitled to retirement benefits other than superannuation entitlements.

4.	A requirement that the Company provides six months notice to terminate the contract and the senior executive provide three months written notice of termination.

In addition to any entitlements conferred on them by their service contract, each senior executive is also entitled to receive, on termination of employment, their statutory entitlements of accrued annual and long service leave, together with any superannuation benefits. Each senior executive is not entitled to receive any other additional termination payments, other than those previously mentioned and any vesting of shares under the Employee Share Plan.

5.	External activities; the fees in relation to Mr Dean’s position as non-executive director of Santos Ltd were paid to the Company. Mr Dean retired from Alumina Limited on 28 February 2009.

Mr Dean’s notice of termination was effective 19th December 2008.

Key Management Personnel

Key management personnel of Alumina Limited include the Directors as listed on pages 21 and 22:

•	Donald Morley – Non-executive director and Chairman of the Board of Directors since 11 December 2002;

•	Peter Hay – Non-executive director and Chairman of the Nomination Committee since 11 December 2002

•	Ronald McNeilly – Non-executive director and Chairman on the Compensation Committee since 11 December 2002;

•	John Pizzey – Non-executive director since 8 June 2007 and Chairman of the Audit Committee from 1 May 2008,

•	John Bevan – Executive director and Chief Executive Officer of Alumina Limited since 16 June 2008 and the following senior executive officers:

•	Ms Judith Downes – Chief Financial Officer, a position she has held since 12 January 2009.

•	Stephen Foster – General Counsel/Company Secretary, a position he has held since 4 December 2002.

•	Ken Dean – former Chief Financial Officer. Mr Dean held the position of Chief Financial Officer from 31 October 2005 to 12 January 2009.

Quantum of Remuneration

Details of remuneration of the Directors and key management personnel (as defined in AASB 124 Related Party Disclosures) of Alumina Limited and the Group are set out in the following tables.

TABLE 3.0 CHIEF EXECUTIVE OFFICER’S REMUNERATION

	JOHN BEVAN 2009 $	JOHN BEVAN 2008 $	JOHN MARLAY* 2008 $
Short-term benefits
Fixed remuneration – cash[1]	985,897	542,308	625,768
Short-term incentive[2]	500,000	243,000	315,310
Non-monetary benefits[7]	81,124	13,261	n/a
Post-employment
Superannuation – Company contributions[3]	14,103	7,419	7,710
Retirement benefits	n/a	n/a	n/a
Termination pay[5,6]	n/a	n/a	1,475,468
Equity
Performance Rights[4]	64,812	n/a	(611,248)
Total remuneration	1,645,936	805,988	1,813,008

*	Mr Marlay was an executive Director of Alumina Limited until 16 June 2008. Mr Bevan was appointed an Executive Director of Alumina Limited on 16 June 2008.

1	Fixed remuneration is the total cost of salary, exclusive of superannuation.
2	Short-term incentive for Mr Bevan reflects the cash value paid for the years ended 31 December 2009 and 31 December 2008, and for Mr Marlay, just the year ended 31 December 2008.
3	Superannuation contributions reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of Table 4.1.
5	In relation to Mr Marlay, the value of Performance Rights was calculated up to his retirement date of 16 June 2008. None of those Performance Rights vested and therefore Mr Marlay did not receive any payment of the value of his unvested Performance Rights.
6	Termination pay comprises a payment in lieu of notice of $1,416,667 plus an annual leave component in lieu of notice of $58,801.
7	Non-monetary benefits comprises accrued annual leave and long service leave. For Mr Marlay, his annual leave and long service leave entitlements were paid in his termination payment.

TABLE 3.1 MOST HIGHLY REMUNERATED EXECUTIVES

JUDITH DOWNES CHIEF FINANCIAL OFFICER			KEN DEAN CHIEF FINANCIAL OFFICER		STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY
	2009 $		2009 $	2008 $	2009 $	2008 $
Short-term benefits
Fixed remuneration – cash[1]	522,094		106,209	606,564	410,479	386,583
Short-term incentive[2]	176,000		85,520	192,000	134,400	124,000
Non-monetary benefits[6]	28,650		818	39,878	34,670	20,563
Post-employment
Superannuation – Company contributions[3]	14,103		6,452	13,437	9,521	13,437
Retirement benefits
Termination Pay			234,678
Equity
Performance Rights[4]	n/a	[5]	(338,979)	209,854	120,869	136,233
Total remuneration	740,847		94,698	1,061,733	709,939	680,816

			2009	2008
Total for most highly remunerated executives
Total short-term benefits			1,498,840	1,369,588
Total post employment			264,754	26,874
Total share-based payment			(218,110)	346,087
Total remuneration			1,545,484	1,742,549

1	Fixed remuneration is the total cost of salary exclusive of superannuation. Mr Foster’s FAR, including superannuation from 1 January 2009 is $420,000 per annum. Ms Downes commenced with Alumina on 12 January 2009 and her FAR for 2009 was $536,197 (equivalent of $550,000 per annum). Mr Dean retired from Alumina Limited on 28 February 2009.
2	Short-term incentive (STI) reflects the cash value paid for the years ended 31 December 2009 and 31 December 2008. For Mr Dean, his STI payment of $85,520 includes an STI amount paid in lieu of notice.
3	Superannuation benefits reflect the Superannuation Guarantee payment.
4	The value of Performance Rights is calculated in accordance with AASB 2, which is a different basis to that of table 5.1.
5	Performance Rights for 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.
6	Non-monetary benefits are comprised of accrued annual leave, long service leave and a value for car parking. Mr Dean retired from Alumina Limited on 28 February 2009 and his annual leave and long service leave payments are included in his termination payment.

TABLE 3.2 INCENTIVES – MOST HIGHLY REMUNERATED EXECUTIVES

	JOHN BEVAN CHIEF EXECUTIVE OFFICER %	JUDITH DOWNES[1] CHIEF FINANCIAL OFFICER %	KEN DEAN[2] CHIEF FINANCIAL OFFICER %	STEPHEN FOSTER GENERAL COUNSEL/ COMPANY SECRETARY %
Short-term incentive
Percentage paid	50	47	25	46
Percentage forfeited	50	53	75	54
Long-term incentive
Percentage vested
June 2009	n/a	n/a	—	—
December 2009	n/a	n/a	—	—
Percentage forfeited
June 2009	n/a	n/a	50	50
December 2009	n/a	n/a	100	50
Percentage of remuneration
Comprising variable remuneration	36.09	24.71	n/a	37.80
Comprising fixed remuneration	63.91	75.29	n/a	62.20

1	Ms Downes was appointed CFO of Alumina Limited on 12 January 2009.
2	Mr Dean resigned as CFO on 12 January 2009 and retired from Alumina Limited on 28 February 2009. Under the terms and conditions of the Alumina Employee Share Plan, Mr Dean forfeited all of his unvested Performance Rights.

TABLE 4.0 DETAILS OF PERFORMANCE RIGHTS GRANTED AS REMUNERATION

	RIGHTS	DATE OF	% VESTED	% FORFEITED	PERFORMANCE RIGHTS YET	FINANCIAL YEAR IN WHICH GRANTS	VALUE OF RIGHTS OUTSTANDING 31/12/09
	NUMBER[4]	GRANT	IN 2009	IN 2009	TO VEST[5]	MAY VEST	$ MIN[2]	$ MAX[3]
John Bevan	191,600	Jan-09	—	—	191,600	2011	—	193,516
Ken Dean	25,250	Jan-06[1]	—	50	—	—	—	—
	54,300	Jan-07	—	100	—	—	—	—
	39,000	Feb-08	—	100	—	—	—	—
	176,000	Jan-08		100	—	—	—	—
Stephen Foster	16,400	Jan-06[1]	—	50	—	—	—	—
	35,300	Jan-07	—	—	35,300	2009	—	179,324
	25,200	Feb-08	—	—	25,200	2010	—	76,104
	113,600	Jan-09	—	—	113,600	2011	—	114,736

1	These rights were initially tested in December 2008.
2	The minimum value of the grant is $nil if the performance conditions are not met.
3	Maximum value has been calculated by reference to valuations determined on the basis as outlined in Note (A) to table 5.1.
4	The terms of Performance Rights granted to John Bevan, Ken Dean and Stephen Foster were not altered during the 2009 year.
5	Performance Rights for 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.

The values in Table 4.0 are calculated in a different manner to AASB2: Share Based Payments

The terms and conditions of each grant of Performance Rights affecting remuneration in the previous, this or future reporting periods are as follows:

GRANT DATE	END OF PERFORMANCE PERIOD[1]	VALUE PER PERFORMANCE RIGHT AT GRANT DATE[2] $
26/03/2003	03/12/2004	2.49
26/03/2003	03/12/2005	2.49
19/01/2004	21/12/2006	3.01
25/01/2005	16/12/2007	3.68
25/01/2006	07/12/2008	4.57
29/01/2007	04/12/2009	5.08
08/02/2008	04/12/2010	3.02
13/01/2009	30/11/2011	1.01

1	For grants up to 08/02/2008, end of performance period is the date the performance of the Company is measured against the performance criteria. If the Company fails to meet the minimum performance criteria then 50 per cent of the Performance Rights are forfeited and 50 per cent are subject to a retest in six months time. For performance rights granted in 2008 and 2009 ,if less than 100 per cent vest when tested initially at the end of the a 3 year period, two further tests apply (over a 4 week period) 6 and 12 months after the initial test. Any Performance Rights which do not vest after the second retest will lapse.
2	Value per Performance Right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the Performance Rights vest.

Set out below are the assumptions made for the performance rights granted on 13 January 2009:

Share Price at Valuation date	$1.236
Risk Free rate	2.96%
Dividend Yield (2010-2012)	2.0%
Volatility	51%

TABLE 4.1 VALUE OF PERFORMANCE RIGHTS – 2009

	(A)	(B)	(C)	(D)	(E)
DIRECTOR/SENIOR EXECUTIVES	VALUE–GRANTED IN 2009 PERFORMANCE RIGHTS $	VALUE–VESTED IN 2009 PERFORMANCE RIGHTS $	VALUE–LAPSED IN 2009 PERFORMANCE RIGHTS $	TOTAL OF COLUMN PERFORMANCE RIGHTS A+B-C $	VALUE AS PROPORTION OF REMUNERATION %
John Bevan	193,516	—	—	193,516	12.36
Ken Dean	177,760	—	(686,776)	(460,146)	—
Stephen Foster	114,736	—	(74,948)	39,788	5.89

Table 4.1 shows the total value of any Performance Rights granted, exercised and lapsed in the year in relation to Directors and senior executives based on the following assumptions:

(A)	The value of Performance Rights granted in the year reflects the value of a Performance Right, times the number of Performance Rights granted during 2009. Performance Rights were valued independently by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model that accommodates features associated with Alumina Limited’s ESP such as exercise, forfeiture and performance hurdles. The rights are those granted in January 2009. Performance Rights issued in 2009 relate to performance during 2008.
(B)	The value of Performance Rights vesting is determined by the number of vested rights multiplied by the market price at the vesting date.
(C)	The value applicable to Performance Rights at lapse date has been determined by using the fair value as calculated by Mercer Finance and Risk Consulting multiplied by the number of rights lapsed.
(D)	The total value is the sum of the value of Performance Rights granted during 2009, plus the value of Performance Rights vested during 2009, less the value of Performance Rights that lapsed during 2009.

Performance Rights in 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.

The values in Table 4.1 are calculated in a different manner to AASB2: Share Based Payments

TABLE 5.0 NON-EXECUTIVE DIRECTORS’ REMUNERATION

	DON MORLEY		PETER HAY		RON MCNEILLY		JOHN PIZZEY
	2009 $	2008 $	2009 $	2008 $	2009 $	2008 $	2009 $	2008 $
Short-term Benefits
Fees – cash[1]	350,000	315,000	140,000	126,000	140,000	105,000	140,000	112,000
Value of shares acquired in lieu of fees[2]	n/a	35,000	n/a	14,000	n/a	35,000	n/a	28,000
Non-monetary Benefits[3]	4,905	4,687	n/a	n/a	n/a	n/a	n/a	n/a
Post Employment
Superannuation Guarantee	14,103	13,437	12,600	12,600	12,600	12,600	12,600	12,600
Retirement Benefit accrued	n/a	n/a	n/a	n/a	n/a	n/a	n/a	n/a
Total Remuneration	369,008	368,124	152,600	152,600	152,600	152,600	152,600	152,600

1	Directors’ fees are fixed and relate to their participation on the Board. Directors do not receive a separate fee for participation on a Board Committee.
2	Directors were required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares. During 2009, the Australian Government introduced new legislation that affected the treatment of the plans. As a result of this change and the level of shareholdings of the Directors, the Non-executive director share plan was terminated.
3	Non-monetary Benefits include a value for car parking.

TABLE 6.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2009

	BALANCE OF SHARES AS AT 1 JANUARY 2009[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[3]	BALANCE OF SHARES HELD AT 31 DECEMBER 2009[1]
Don Morley	545,516	14,289	391,865	951,670
Peter Hay	60,519	5,715	46,364	112,598
Ron McNeilly	53,443	14,289	47,413	115,145
John Pizzey	23,449	11,431	24,417	59,297

TABLE 7.0 NON-EXECUTIVE DIRECTOR SHAREHOLDINGS 2008

	BALANCE OF SHARES AS AT 1 JANUARY 2008[1]	SHARES ACQUIRED DURING THE YEAR IN LIEU OF FEES[2]	OTHER SHARES ACQUIRED DURING THE YEAR[3]	BALANCE OF SHARES HELD AT 31 DECEMBER 2008[1]
Don Morley	425,183	7,648	112,685	545,516
Peter Hay	42,890	3,059	14,570	60,519
Ron McNeilly	35,624	7,650	10,169	53,443
John Pizzey	13,217	6,110	4,122	23,449

1	Balance of shares held at 1 January 2009 and 31 December 2009 include directly held, and nominally held shares, and shares held by personally related entities.
2	Directors were required to sacrifice a minimum of 10 per cent of their fixed remuneration in Company shares. The Directors have the discretion to vary the amount of fixed remuneration they apply to acquiring shares. As a result of pending new Australian Government legislation in 2009 that affected the treatment of non executive director share plans and the level of shareholdings of the Directors, the Non-executive director share plan was terminated. Shares acquired in 2009 in lieu of fees were acquired utilising fees withheld during 2008.
3	Balance of shares held at 1 January 2008 and 31 December 2008 includes directly held, and nominally held shares and shares held by personally related entities.

TABLE 8.0 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS AND OPTIONS 2009

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	KEN DEAN PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2009[1]	—	118,550	76,900
Number granted during the year as remuneration[2,4]	191,600	176,000	113,600
Number vested during the year	—	—	—
Number lapsed during the year[3]	—	(294,550)	(16,400)
Number exercised during the year	—	—	—
Number held at 31 December 2009	191,600	—	174,100

1	Includes the number of Performance Rights granted that were subject to testing in June 2009 and December 2009 but not yet vested.
2	Performance Rights granted in January 2009 for the three-year performance test period concluding in November 2011.
3	For Performance Rights granted under ESP in January 2007, the TSR of Alumina Limited is measured over the 12 month period after completion of the initial three years. In addition, of the January 2006 grant tested in June 2009, all of the remaining 50 per cent that was tested lapsed.
4	Performance Rights in 2009 were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.

TABLE 8.1 SENIOR EXECUTIVES – HOLDINGS OF PERFORMANCE RIGHTS 2008

SPECIFIED EXECUTIVES TYPE OF EQUITY-BASED INSTRUMENT	JOHN BEVAN PERFORMANCE RIGHTS	JOHN MARLAY[4] PERFORMANCE RIGHTS	KEN DEAN PERFORMANCE RIGHTS	STEPHEN FOSTER PERFORMANCE RIGHTS
Number held at 1 January 2008[1]	—	241,700	104,800	81,250
Number granted during the year as remuneration[2]	—	78,500	39,000	25,200
Number vested during the year	—	—	—	—
Number lapsed during the year[3]	—	(320,200)	(25,250)	(29,550)
Number exercised during the year	—	—	—	—
Number held at 31 December 2008	—	—	118,550	76,900

1	Includes the number of Performance Rights granted that were subject to testing in June 2008, December 2008 and December 2008 but not yet vested.
2	Performance Rights granted in February 2008 for the three-year performance test period concluding in December 2010.
3	Performance Rights conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement lapsed with the remaining 50 per cent to be retested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.
4	Mr Marlay ceased employment with the Company on 31 July 2008 and pursuant to his employment contract and the Rules of the Alumina Employee Share Plan, he forfeited all vested Performance Rights as at his cessation date.

TABLE 8.2 DIRECTOR AND SENIOR EXECUTIVE PERFORMANCE RIGHTS GRANTED AND VESTED

	NUMBER OF PERFORMANCE RIGHTS GRANTED DURING YEAR		NUMBER OF PERFORMANCE RIGHTS VESTED DURING YEAR
	2009	2008[1]	2009	2008[1]
Directors
John Bevan	191,600	—	—	—
Other key management personnel
Judith Downes[2]	—	—
Stephen Foster	113,600	25,200	—	—
Ken Dean	176,000	39,000	—	—

1	Performance Rights that vest result in the applicable shares being held on trust for the employee by the Alumina Employee Share Plan Pty Ltd. When exercisable, each right is convertible to one ordinary share in Alumina Limited.
2	Performance Rights shown above were issued based on 2008 employment. As Ms Downes was not employed by Alumina Limited during 2008, no Performance Rights were issued to her.

TABLE 9.0 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2009

	BALANCE OF SHARES AS AT 1 JANUARY 2009[1]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[2]	OTHER SHARES ACQUIRED DURING THE YEAR	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2009[1]
John Bevan	108,360	—	247,020	—	355,380
Judith Downes	—	—	174,350	—	174,350
Ken Dean[5]	22,403	—	—	—	n/a
Stephen Foster	46,863	—	72,441	—	119,304

TABLE 9.1 SENIOR EXECUTIVES SHAREHOLDINGS FOR THE YEAR ENDED 31 DECEMBER 2008

	BALANCE OF SHARES AS AT 1 JANUARY 2008[3]	SHARES ACQUIRED DURING THE YEAR UNDER EMPLOYEE SHARE PLAN[2]	OTHER SHARES ACQUIRED DURING THE YEAR	SHARES SOLD DURING THE YEAR	BALANCE OF SHARES HELD AT 31 DECEMBER 2008[3]
John Bevan	—	—	108,360	—	108,360
John Marlay[4]	98,338	—	1,065	—	n/a
Ken Dean	9,741	—	12,662	—	22,403
Stephen Foster	33,147	—	13,716	—	46,863

1	Balance of shares held at 1 January 2009 and 31 December 2009 include directly held, and nominally held shares, and shares held by personally related entities.
2	Does not include Performance Rights granted under the ESP but not vested.
3	Balance of shares held at 1 January 2008 and 31 December 2008 include directly held, and nominally held shares, and shares held by personally related entities.
4	Mr Marlay ceased employment with Alumina Limited on 31 July 2008. At his date of retirement Mr Marlay held 99,403 shares in the Company.
5	Mr Dean retired from Alumina Limited on 28 February 2009. At his date of retirement Mr Dean held 22,403 shares in the Company.

This report is made in accordance with a resolution of the Directors.

DONALD M MORLEY

CHAIRMAN

11 March 2010

JOHN BEVAN

CHIEF EXECUTIVE OFFICER

AUDITOR’S INDEPENDENCE DECLARATION

As lead auditor for the audit of Alumina Limited for the year ended 31 December 2009, I declare that to the best of my knowledge and belief, there have been:

a) no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the audit; and

b) no contraventions of any applicable code of professional conduct in relation to the audit.

This declaration is in respect of Alumina Limited and the entities it controlled during the period.

CHRIS DODD

PARTNER

PRICEWATERHOUSECOOPERS

Melbourne 11 March 2010

Liability limited by a scheme approved under Professional Standards Legislation

APPENDIX 1

ASX COMPARATOR GROUP

RELEVANT TESTING PERIOD
COMPANY[1]	JUNE 2009[2]	DECEMBER 2009	2010	2011
ABB Grain				X
Adelaide Brighton				X
Amcor	X	X	X	X
AMP	X	X	X	X
Ansell				X
Aristocrat Leisure	X	X		X
ANZ Banking Group	X	X	X	X
APA Group				X
APN News & Media				X
Arrow Energy				X
AGL Energy	X	X		X
Aquarius Platinum				X
ASX		X	X	X
Austar United Communications				X
AWB				X
AWE				X
Axa Asia Pacfic Holdings	X	X	X	X
Bank of Queensland				X
Bendigo & Adelaide Bank				X
BHP Billiton	X	X	X	X
Billabong				X
Bluescope Steel	X	X	X	X
Boral	X	X		X
Brambles	X	X	X	X
Centro Properties Group	X
Caltex Australia	X	X	X	X
Coca-Cola Amatil	X	X	X	X
Cochlear				X
Coles Group
Commonwealth Bank	X	X	X	X
Computershare	X	X	X	X
Connecteast Group				X
Consolidated Media Holdings	X	X		X
Crown			X	X
CSL	X	X	X	X
CSR				X
David Jones				X
Downer EDI				X
Duet Group				X
Energy Resources of Australia				X
Equinox Minerals CDI				X
Fairfax Media	X	X	X	X
Felix Resources				X
Foster’s Group	X	X	X	X
Fortescue Metals GP			X	X

Goodman Fielder				X
Goodman Group		X
Harvey Norman Holdings			X	X
Healthscope				X
Iluka Resources				X
Incitec Pivot				X
Insurance Aust. Group	X	X	X	X
James Hardie Inds.	X			X
Leighton Holdings	X	X	X	X
Lend Lease	X	X	X
Lihir Gold		X	X	X
Linc Energy				X
Lion Nathan	X			X
Macquarie Airports	X		X
Macquarie Group	X	X	X	X
Macquarie Infra Group	X	X	X	X
Map Group				X
Metcash				X
Mirvac Group		X
National Aust. Bank	X	X	X	X
News Corp Cdi B			X	X
News Corp Cdi A
Newcrest Mining	X	X	X	X
Nufarm				X
Onesteel			X	X
Oil Search	X			X
Orica	X	X	X	X
Origin Energy	X	X	X	X
OZ Minerals		X	X	X
Paladin Energy				X
Perpetual				X
Platinum Asset Management				X
Primary Healthcare				X
Qantas Airways	X	X	X	X
QBE Insurance Group	X	X	X	X
Ramsay Health Care				X
Resmed CDI	X	X		X
Rio Tinto	X	X	X	X
Sigma Pharmaceutical				X
Sino Gold Mining				X
St George Bank
Santos	X	X	X	X
Seven Network				X
Sims Metal Management				X
Singapore Telecom				X
Sonic Healthcare	X		X	X
Spark Infrastructure Group			X	X
SP Ausnet				X
Stockland	X	X	X
Suncorp-Metway	X	X	X	X
Tabcorp Holdings	X	X	X	X
Tatts Group		X		X
Telecom Corp NZ	X	X	X	X
Telstra	X	X	X	X

Ten Network Holdings				X
Toll Holdings	X	X	X	X
Transurban Group	X	X	X	X
UGL				X
Wesfarmers (WES)	X	X	X	X
Wesfarmers (WESN)			X
Western Australia NWSP Holdings				X
Westfield Group	X	X
Westpac Banking	X	X	X	X
Woodside Petroleum	X	X	X	X
Woolworths	X	X	X	X
Worley Parsons			X	X

1	The companies included in the Comparator Group change from year to year as companies enter or exit the ASX 100 or are delisted.
2	This relates to Performance Rights initially tested in December 2008 and for which 50 per cent was subject to a retest in June 2009.

APPENDIX 2

INTERNATIONAL COMPARATOR GROUP

RELEVANT TESTING PERIOD
COMPANY[1]	JUNE 2009[2]	DECEMBER 2009	2010	2011
Agnico-Eagle Mines				X
Air Liquide		X
Alcoa	X	X	X	X
Anglo American	X	X	X	X
Arcelormittal		X	X	X
Barrick Gold	X	X	X	X
BASF		X
Bayer		X
Bhp Billiton Ltd	X	X	X	X
Bhp Billiton Plc	X	X	X	X
Bluescope Steel	X
Cemex		X
China Steel	X		X	X
CRH		X
Dow Chemicals		X
Dupont		X
Fortescue Metals				X
Freeport Mcmoran	X		X	X
Gerdau Pn	X		X	X
Goldcorp	X	X	X	X
Holcim		X
JFE Holdings	X	X	X	X
Johnson Matthey
Kinross Gold Corp			X	X
Kobe Steel	X			X
Lafarge		X
Lonmin	X
Mitsubishi Materials	X
Monsanto		X

Newmont Mining	X	X	X	X
Newcrest Mining	X		X	X
Nippon Steel	X	X	X	X
Norsk Hydro			X	X
Nucor	X	X	X	X
Praxair		X
Posco	X	X	X	X
Rio Tinto (Ltd)	X	X	X	X
Rio Tinto (Plc)	X	X	X	X
Shin-Etsu Chemical		X
Siderurgica Nacional on ADR	X		X	X
Sumitomo Metal Mining	X		X	X
Sumitomo Metals Inds	X		X	X
Teck Cominco	X		X
Thyssenkrupp	X	X	X	X
Toyo Seikan
US Steel	X		X
Vale Adr	X	X	X	X
Vale Pf Adr	X	X	X	X
Voestalpine			X
Xstrata	X	X	X	X

1	The companies included in the Comparator Group change from year to year as companies enter or exit the 30 largest companies in the Metals and Mining group or are delisted.
2	This relate to Performance Rights initially tested in December 2008 and for which 50 per cent was subject to a retest in June 2009.

FINANCIAL SUMMARY

Alumina Limited Full Year Review

Alumina Limited’s Net Loss After Tax for 2009 was $26 million. Underlying earnings after tax was a loss of $2.2 million.

In 2009, Alumina Limited’s share of AWAC underlying earnings after A-IFRS adjustments declined to $28.4 million reflecting lower realised prices and volumes resulting from reduced demand for alumina and aluminium. This was partially offset by reduced costs of production. In 2009, underlying earnings included a charge of A$33 million (2008: A$2 million) for accounting adjustments arising mainly from recognition of differences between US GAAP and A-IFRS for the acquisition of BHP’s 45 per cent interest in the alumina refinery and bauxite operations in Suriname, inventory movements, and asset retirement obligations.

Included in the calculation of net profit for the period is the Company’s equity share of non-cash entries related to the revaluation, under year end market conditions, of AWAC’s future benefits and obligations arising from certain energy purchase contracts and retirement obligations. The embedded derivatives arise mainly from Australian energy supply contracts and vary in value in part based on movements in LME aluminium prices. Revaluation of the derivative at year end reduced Alumina’s share of AWAC profits by $46 million. Improvements in global share markets resulted in a positive movement of $22.2 million in pension plan revaluations.

A $15.0 million net gain on Brazilian Real financial instruments, principally on BRL options, was recognised. The options provided a partial cap to Real/USD currency exposure arising from capital funding expenditure on the Brazilian mine and refinery expansion. All options have now expired.

Alumina Limited reduced corporate costs by 32 per cent compared to 2008, mainly as a result of the additional one-off costs in the prior year, including legal and tax fees associated with corporate restructuring and retirement benefits.

Net borrowing costs were down 25% mainly due to lower debt levels and lower LIBOR. Fees for committed debt facilities increased with the commencement of new contracts.

Alumina Limited Returns and Dividend

During 2009 Alumina Limited received fully franked dividends from Alcoa of Australia of A$176 million (2008: A$356 million). The reduction in dividends received from AWAC was consistent with the reduction in profit and cash flows as a result of lower realised alumina and aluminium prices and volumes.

Alumina Limited’s Directors have declared a 2 cent per share fully franked final dividend. No dividend was paid to shareholders during 2009. The Board’s decision not to declare dividends during 2009 was taken to preserve cash and was consistent with other cash conservation measures implemented by Alumina Limited.

The Board’s policy is to review dividend payments at each half year in light of the current and expected business conditions.

Alumina Limited Balance Sheet

Alumina Limited’s net debt for 2009 was A$342 million1 and gearing was 9%.

In the first half of 2009, Alumina Limited raised A$953 million (net of costs) through a 7 for 10 non-renouceable Entitlement Offer. The funds were used to repay debt and strengthen the balance sheet.

Debt facilities have been diversified and maturities extended. The average maturity of funding has been extended and now includes a six and a half year amortising loan from the Brazil National Development Bank (BNDES). The BNDES loan facility of US$305 million was drawn to US$262 million at 31 December 2009 and will be amortised from December 2010 to July 2016.

No debt matures in 2010. The Company has available US$187 million of committed undrawn debt facilities, due to expire in 2011, and a further US$300 million due to expire in 2012. The convertible bond of US$350 million converts in May 2013 or can be put to the company in May 2011.

AWAC Review

AWAC sales revenue declined 35 per cent mainly due to a 35 per cent decline in average 3 month LME prices. The impact of lower aluminium prices was partially absorbed by an improvement in alumina prices relative to aluminium prices as a result of a higher proportion of contracts with shorter repricing intervals. Global demand for alumina and aluminium dropped substantially in the second half of 2008 and this reduced demand continued in the first half of 2009. The aluminium price reached a low of US 62 cents per pound in February compared to a 2008 first half average of US$1.31 and a 2008 full year average of US$1.19 per pound.

AWAC responded to the changed market conditions by initiating cash conservation programs included curtailment of production at higher cost facilities as outlined above, deferral of non critical capital expenditure, wage freezes and reduced use of contractors, and active working capital management.

Sustaining capital expenditure in AWAC declined to US$162 million from US$312 million in 2008. This was consistent with the curtailment of some operations in response to market conditions and an increased focus on cash optimisation.

AWAC’s alumina production was 13.5 million tonnes alumina production (2008: 14.4 million tonnes) Approximately 67% of total alumina production came from the low cash cost Australian refineries. The Australian refineries operated at above nameplate capacity, and production records were established at Pinjarra, Wagerup and Jamalco.

Production was curtailed at the higher cost Point Comfort, Suralco and San Ciprian refineries in the first half of the year with some increase in the second half as customer demand re-established.

Aluminium production from AWAC’s two aluminium smelters was, due to a curtailment of production, 368 thousand tonnes of aluminium, a reduction on the 2008 production of 388 thousand tonnes.

1	Includes component of convertible bond in equity.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF COMPREHENSIVE INCOME FOR THE YEAR ENDED 31 DECEMBER 2009

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
Revenue from continuing operations	4		5.4	3.5	184.9	359.0
Other income	5		15.0	0.4	166.1	0.4
General and administrative expenses			(13.1)	(19.2)	(12.3)	(18.1)
Other expenses	6	(b)	—	(7.9)	—	(283.9)
Finance costs	6	(c)	(38.9)	(48.8)	(23.7)	(41.8)
Share of net profits of associates accounted for using the equity method	12	(g)	4.6	242.6	—	—
(Loss)/profit before income tax			(27.0)	170.6	315.0	15.6
Income tax credit/(expense) from continuing operations	7	(a)	1.0	(2.6)	(9.0)	15.1
(Loss)/profit for the year			(26.0)	168.0	306.0	30.7

Other comprehensive income/(loss)
Change in the fair value of cash flow hedges			—	0.5	—	—
Exchange differences on translation of foreign operations			(461.2)	157.8	—	—
Income tax relating to exchange differences on translation of foreign operations			(8.5)	—	—	—
Other comprehensive (loss)/income for the year, net of tax			(469.7)	158.3	—	—
Total comprehensive (loss)/income for the year attributable to the owners of Alumina Limited			(495.7)	326.3	306.0	30.7

Earnings per share for (loss)/profit from continuing operations attributable to the ordinary equity holders of the Company:
Basic earnings per share[1]	8		Negative 1.2c	11.3c
Diluted earnings per share[1]	8		Negative 1.2c	11.3c

1	Prior period earnings per share have been adjusted for rights issues.

The above statements of comprehensive income should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

BALANCE SHEETS AS AT 31 DECEMBER 2009

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
CURRENT ASSETS
Cash and cash equivalents	10		340.6	66.8	84.1	64.5
Derivative financial instruments			—	6.6	1.6	6.6
Receivables	11		0.1	72.7	1,664.1	1,323.3
Other assets			9.6	1.6	8.5	1.6
Total current assets			350.3	147.7	1,758.3	1,396.0

NON-CURRENT ASSETS
Investments in associates	12		3,555.2	3,748.6	1,171.3	1,077.7
Other financial assets	13		—	—	977.6	940.2
Property, plant and equipment	14		0.2	0.2	0.2	0.2
Deferred tax assets	18		—	2.1	—	2.1
Total non-current assets			3,555.4	3,750.9	2,149.1	2,020.2
TOTAL ASSETS			3,905.7	3,898.6	3,907.4	3,416.2

CURRENT LIABILITIES
Payables	15		5.9	55.6	1.4	53.8
Interest-bearing liabilities	16		—	360.9	—	360.9
Derivative financial instruments			1.6	—	1.6	—
Current tax liabilities			—	0.4	—	—
Provisions	17		0.2	0.1	0.2	0.1
Other			0.9	1.6	0.8	1.5
Total current liabilities			8.6	418.6	4.0	416.3

NON-CURRENT LIABILITIES
Interest-bearing liabilities	16		644.1	686.9	381.2	739.2
Provisions	19		0.3	0.3	0.3	0.3
Total non-current liabilities			644.4	687.2	381.5	739.5

TOTAL LIABILITIES			653.0	1,105.8	385.5	1,155.8
NET ASSETS			3,252.7	2,792.8	3,521.9	2,260.4

EQUITY
Parent entity interest:
Contributed equity	20		2,400.9	1,444.4	2,400.4	1,444.4
Treasury shares	22	(e)	(1.1)	(0.7)	—	—
Reserves:
– Group			(255.9)	214.3	286.7	287.2
– Associates			1.9	1.9	—	—
Retained profits:
– Group	22	(d)	895.2	743.6	834.8	528.8
– Associates	12	(c)	211.7	389.3	—	—
TOTAL EQUITY			3,252.7	2,792.8	3,521.9	2,260.4

The above balance sheets should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

STATEMENTS OF CHANGES IN EQUITY FOR THE YEAR ENDED 31 DECEMBER 2009

	CONSOLIDATED ENTITY $MILLION
	CONTRIBUTED EQUITY[1]	RESERVES	RETAINED EARNINGS	TOTAL
Balance as at 1 January 2008	411.2	14.0	1,238.7	1,663.9
Total comprehensive income for the year	—	158.3	168.0	326.3
Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan	146.5	—	—	146.5
Rights issue, net of transaction costs	886.0	—	—	886.0
Option premium on convertible bonds	—	44.7	—	44.7
Transaction costs on convertible bonds	—	(1.1)	—	(1.1)
Movement in share based payments reserve	—	0.3	—	0.3
Dividends provided for or paid	—	—	(273.8)	(273.8)

Balance as at 31 December 2008	1,443.7	216.2	1,132.9	2,792.8
Balance as at 1 January 2009	1,443.7	216.2	1,132.9	2,792.8
Total comprehensive loss for the year	—	(469.7)	(26.0)	(495.7)
Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs	952.8	—	—	952.8
Tax impact of transaction costs	3.7	—	—	3.7
Movement in treasury shares	(0.4)	—	—	(0.4)
Movement in share based payments reserve	—	(0.5)	—	(0.5)
Balance as at 31 December 2009	2,399.8	(254.0)	1,106.9	3,252.7

	PARENT ENTITY $MILLION
	CONTRIBUTED EQUITY	RESERVES	RETAINED EARNINGS	TOTAL
Balance as at 1 January 2008	411.9	242.2	771.9	1,426.0
Total comprehensive income for the year	—	—	30.7	30.7
Transactions with owners in their capacity as owners:
Dividend Reinvestment Plan	146.5	—	—	146.5
Rights issue, net of transaction costs	886.0	—	—	886.0
Option premium on convertible bonds	—	44.7	—	44.7
Movement in share based payments reserve	—	0.3	—	0.3
Dividends provided for or paid	—	—	(273.8)	(273.8)
Balance as at 31 December 2008	1,444.4	287.2	528.8	2,260.4

Balance as at 1 January 2009	1,444.4	287.2	528.8	2,260.4
Total comprehensive income for the year	—	—	306.0	306.0
Transactions with owners in their capacity as owners:
Rights issue, net of transaction costs	952.8	—	—	952.8
Tax impact of transaction costs	3.2	—	—	3.2
Movement in treasury shares	—	—	—	—
Movement in share based payments reserve	—	(0.5)	—	(0.5)
Balance as at 31 December 2009	2,400.4	286.7	834.8	3,521.9

1	Contributed equity includes Treasury shares

The above statements of changes in equity should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

CASH FLOW STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2009

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
CASH FLOWS FROM OPERATING ACTIVITIES
Payments to suppliers and employees (inclusive of goods and services tax)			(19.1)	(22.5)	(17.3)	(22.4)
GST refund received			1.9	1.6	1.9	1.6
Dividends and distributions received from associates			182.2	356.0	182.2	356.0
Interest received			3.1	3.1	2.4	3.0
Interest paid			(30.3)	(55.1)	(21.9)	(49.7)
Income taxes paid			(2.0)	(1.2)	(2.0)	—
Other			2.9	(1.8)	2.9	(1.8)
Net cash inflow from operating activities	23	(a)	138.7	280.1	148.2	286.7

CASH FLOWS FROM INVESTING ACTIVITIES
Loans to controlled entities			—	—	(412.6)	(818.5)
Payments for investment in associates			(576.8)	(787.9)	(94.2)	(40.0)
Proceeds from return of invested capital			0.6	—	0.6	—
Proceeds from currency options			24.8	—	24.8	—
Payments for option premiums			—	(14.5)	—	(14.5)
Net cash outflow from investing activities			(551.4)	(802.4)	(481.4)	(873.0)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from issues of shares			—	118.2	—	118.2
Proceeds from issue of convertible bonds			—	360.0	—	360.0
Proceeds from borrowings			919.9	1,257.1	637.8	1,257.1
Repayment of borrowings			(1,138.7)	(1,802.2)	(1,138.7)	(1,802.2)
Proceeds from rights issue			980.3	910.3	980.3	910.3
Payments for rights issue related costs			(27.2)	(22.4)	(27.2)	(22.4)
Loans to related parties			(120.2)	(70.0)	(61.2)	—
Loans repaid by related parties			128.1	50.8	10.6	50.8
Dividends paid			—	(245.7)	—	(245.7)
Effects of exchange rate changes on financing activities			(39.7)	—	(39.7)	—
Net cash inflow from financing activities			702.5	556.1	361.9	626.1

Net increase in cash and cash equivalents			289.8	33.8	28.7	39.8

Cash and cash equivalents at the beginning of the financial year			66.8	29.1	64.5	24.7
Effects of exchange rate changes on cash and cash equivalents			(16.0)	3.9	(9.1)	—
Cash and cash equivalents at the end of the financial year	10	(a)	340.6	66.8	84.1	64.5

The above cash flow statements should be read in conjunction with the accompanying notes.

ALUMINA LIMITED AND CONTROLLED ENTITIES

NOTES TO AND FORMING PART OF THE FINANCIAL STATEMENTS FOR THE YEAR ENDED 31 DECEMBER 2009

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of the financial report are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. The financial report includes separate financial statements for Alumina Limited as an individual entity and the consolidated entity consisting of Alumina Limited and its subsidiaries.

A Basis of Preparation

This general purpose financial report has been prepared in accordance with Australian Accounting Standards (AASBs) (including Australian Interpretations) adopted by the Australian Accounting Standards Board (AASB) and the Corporations Act 2001.

Compliance with International Financial Reporting Standards (IFRS)

Australian Accounting Standards include Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report of Alumina Limited complies with IFRS.

Historical cost convention

These financial statements have been prepared under the historical cost convention, as modified by the revaluation of certain financial assets and liabilities (including derivative instruments) at fair value through profit and loss.

Critical accounting estimates

The preparation of financial statements in conformity with AIFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

B Principles of Consolidation

(i) Subsidiaries

The consolidated financial report is prepared on a consolidated entity basis for Alumina Limited (parent entity) and the entities it controls (controlled entities). AIFRS defines controlled entities as existing where the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities, generally accompanying a shareholding of more than one-half of the voting rights. The financial statements of the subsidiaries are included in the consolidated financial report, from the date that control commences until it ceases. All material controlled entities in the consolidated entity are companies. The economic entity consisting of Alumina Limited and its controlled entities is referred to in the financial report as ‘the Group’. In preparing the consolidated financial statements, the effects of all transactions between entities within the Group are eliminated in full, including unrealised profits and losses on transactions with associates accounted for on an equity basis.

The purchase method of accounting is used to account for the acquisition of subsidiaries by the Group. Subsequent to initial recognition, investments in subsidiaries are measured at cost in the Company financial statements.

Where control of an entity is obtained during a financial year, its results are included in the consolidated income statement from the date on which control commences. Where control of an entity ceases during a financial year, its results are included for that part of the year during which control existed.

Minority interests in the results and equity of subsidiaries are shown separately in the consolidated income statement and balance sheet respectively.

(ii) Associates

Associates are those entities over which the consolidated entity exercises significant influence but not control over the financial and operating policies, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for in the financial statements of the parent entity using the cost method and in the consolidated financial statements using the equity method of accounting, after initially being recognised at cost. The consolidated entity’s investment in associates includes goodwill (net of any accumulated impairment loss) identified on acquisition.

The Group’s share of its associates’ post acquisition profits or losses is recognised in the income statement, and its share of post-acquisition movements in reserves, is recognised in reserves after aligning back to Group accounting policies. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. Dividends receivable from associates are recognised in the parent entity’s income statement, while in the consolidated financial statements they reduce the carrying amount of the investment.

When the Group’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognise further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealised gains on transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Unrealised losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

(iii) Employee Share Trust

The Group has formed a trust to administer the Group’s employee share scheme. This trust is consolidated, as the substance of the relationship is that the trust is controlled by the Group.

Shares held by the Alumina Employee Share Acquisition Plan Trust are disclosed as treasury shares and deducted from contributed equity.

C Income Tax

The income tax expense or revenue for the period is the tax payable on the current period’s taxable income based on the applicable income tax rate for each jurisdiction adjusted by changes in deferred tax assets and liabilities attributable to temporary differences and to unused tax losses.

Deferred income tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, the deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the reporting date and are expected to apply when the related deferred income tax asset is realised or the deferred income tax liability is settled.

Deferred tax assets are recognised for deductible temporary differences and unused tax losses only if it is probable that future taxable amounts will be available to utilise those temporary differences and losses.

Deferred tax liabilities and assets are not recognised for temporary differences between the carrying amount and tax bases of investments in controlled entities where the parent entity is able to control the timing of the reversal of the temporary differences and it is probable that the differences will not reverse in the foreseeable future.

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets and liabilities and when the deferred tax balances relate to the same taxation authority. Current tax assets and liabilities are offset where the entity has a legally enforceable right to offset and intends either to settle on a net basis, or to realise the asset and settle the liability simultaneously.

Current and deferred tax balances attributable to amounts recognised directly in equity are also recognised directly in equity.

Additional withholding taxes that arise from the distribution of dividends are recognised at the same time as the liability to pay the related dividend.

Tax consolidation legislation

Alumina Limited and its wholly-owned Australian controlled entities have implemented tax consolidation legislation.

The head entity, Alumina Limited, and the controlled entities in the tax consolidated group account for their own current and deferred tax amounts. These tax amounts are measured as if each entity in the tax consolidated group continues to be a stand alone entity in its own right. These tax amounts are measured using the separate tax payer within group approach.

In addition to its own current and deferred tax amounts, Alumina Limited also recognises the current tax liabilities (or assets) and the deferred tax assets arising from unused tax losses and unused tax credits assumed from controlled entities in the tax consolidated group.

Assets and liabilities arising under tax funding agreements with the tax consolidated entities are recognised as amounts receivable from or payable to other entities in the Group. Details of the tax funding agreement are disclosed in Note 7.

Any difference between the amounts assumed and amounts receivable or payable under the tax funding agreement are recognised as a contribution to (or distribution from) wholly-owned tax consolidated entities.

D Foreign Currency Translation

Functional and presentation currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Australian dollars, which is Alumina Limited’s functional and presentation currency.

Transactions and balances

Foreign currency transactions are translated into functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognised in the income statement, except when they are deferred in equity as qualifying cash flow hedges and qualifying net investment hedges or are attributable to part of the net investment in a foreign operation.

Controlled foreign entities and associates

The results and financial position of all the Group entities and associates that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

•	assets and liabilities for each balance sheet presented are translated at the closing rate at the date of that balance sheet;

•

income and expenses for each income statement are translated at average exchange rates (unless this is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the dates of the transactions); and

•	all resulting exchange differences are recognised as a separate component of equity.

On consolidation, exchange differences arising from the translation of any net investment in foreign entities, and of borrowings and other financial instruments designated as hedges of such investments, are taken to the translation reserve in shareholders’ equity. When a foreign operation is sold, a proportionate share of such exchange differences are recognised in the income statement, as part of the gain or loss on sale where applicable.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

E Property, Plant and Equipment

Owned Assets

Items of property, plant and equipment are stated at historical cost less depreciation. Historical cost includes expenditure that is directly attributable to the acquisition of the items.

Leased Assets

The Company leases office facilities under an operating lease agreement. Payments made under this agreement are recognised in the income statement on a straight-line basis over the term of the lease. Lease incentives received are recognised in the income statement as an integral part of the total lease expense over the term of the lease.

F Receivables

All trade debtors are recognised initially at fair value and subsequently measured at amortised cost, less provision for doubtful debts, which in practice will equal the amounts receivable upon settlement. Collectibility of trade debtors is reviewed on an ongoing basis. Debts which are known to be uncollectible are written off by reducing the carrying amount directly. An allowance account (provision for impairment of trade receivables) is used when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of the receivables. The amount of the impairment allowance is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The amount of the impairment loss is recognised in the income statement within other expenses. When a trade receivable for which an impairment allowance had been recognised becomes uncollectible in a subsequent period, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against other expenses in the income statement.

G Cash and Cash Equivalents

For cash flow statement presentation purposes, cash and cash equivalents comprise cash on hand, deposits held at call with financial institutions, other short-term, highly liquid investments with original maturities of three months or less that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and bank overdrafts. Bank overdrafts are netted against cash on hand.

H Impairment of Assets

The Group assesses at each balance date whether there is objective evidence that the investment in associates is impaired. An impairment loss is recognised for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

I Acquisition of Assets

The purchase method of accounting is used for all acquisitions of assets (including business combinations) regardless of whether equity instruments or other assets are acquired. Cost is measured as the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange plus costs directly attributable to the acquisition. Where equity instruments are issued in an acquisition, the value of the instruments is their published market price as at the date of exchange, unless the published market price is an unreliable indicator of fair value and other evidence and valuation methods provide a more reliable measure of fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date, irrespective of the extent of any minority interest. The excess of the cost of acquisition over the fair value of the Group’s share of the identifiable net assets acquired is recorded as goodwill.

Where settlement of any part of cash consideration is deferred, the amounts payable in the future are discounted to their present value as at the date of exchange. The discount rate used is the entity’s incremental borrowing rate, being the rate at which a similar borrowing could be obtained from an independent financier under comparable terms and conditions.

J Depreciation of Property, Plant and Equipment

Depreciation is calculated on a straight line basis to write off the net cost of each item of property, plant and equipment (excluding land and investment properties) over its expected useful life to the consolidated entity.

Office furniture	8 years
Computers and other office equipment	4 years

K Borrowings

Borrowings are initially recognised at fair value, net of transaction costs incurred. Borrowings are subsequently measured at amortised cost. Any difference between the amortised cost (net of transaction costs) and the redemption amount is recognised in the income statement over the period of the borrowings using the effective interest method.

The fair value of the liability portion of a convertible bond on initial recognition is determined using a market interest rate for an equivalent non-convertible bond. This amount is recorded as a liability on an amortised basis until extinguished or conversion or maturity of the bonds. The remainder of the proceeds is allocated to the conversion option. This is recognised and included in shareholders’ equity, net of income tax effects.

Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

L Borrowing Costs

Borrowing costs comprise interest payable on borrowings calculated using the effective interest rate method. Borrowing costs incurred for the construction of any qualifying asset are capitalised during the time that it is required to complete and prepare the asset for its intended use or sale. Other borrowing costs are expensed.

M Trade and Other Payables

These amounts represent liabilities for goods and services provided to the Group prior to the end of the financial year and which are unpaid. These amounts are unsecured and are usually paid within thirty days of recognition.

N Revenue

Revenue is measured at the fair value of the consideration received or receivable. Amounts disclosed as revenue are net of returns, trade allowances and duties and taxes paid.

Interest income is recognised in the income statement as it accrues, using the effective interest method. Dividend income is recognised in the income statement on the date the entity’s right to receive payments is established.

O Employee Benefits

(i) Salaries and annual leave

Liabilities for salaries and annual leave are recognised in current provisions (i.e. expected to be settled in 12 months), and are measured as the amount unpaid at reporting date at expected pay rates in respect of employees’ services up to that date, including related on-costs.

(ii) Long service leave

The liability for long service leave is recognised in the provision for employee benefits and measured as the present value of expected future payments to be made in respect of services provided by employees up to the reporting date using the projected unit credit method. Consideration is given to expected future wage and salary levels, experience of employee departures and periods of service. Expected future payments are discounted using market yields at the reporting date on national government bonds with terms to maturity and currency that match, as closely as possible, the estimated future cash flows.

(iii) Share-based payments

Share-based compensation benefits are provided to employees via the Alumina Employee Share Plan. Information relating to these schemes is set out in Note 21.

The fair value of options granted under the Alumina Employee Share Plan is recognised as an employee benefit expense with a corresponding increase in equity. The fair value is measured at grant date and recognised over the period during which the employees become unconditionally entitled to the options.

The fair value at grant date is determined using a methodology which employs the Monte Carlo simulation and a Black-Scholes option pricing model. This methodology takes into account the exercise price, the term of the option, the vesting and performance criteria, the impact of dilution, the non-tradeable nature of the option, the share price at grant date and expected price volatility of the underlying share, the expected dividend yield and the risk-free interest rate for the term of the option.

Upon the exercise of options, the balance of the share-based payments reserve relating to those options is transferred to share capital.

Non-market vesting conditions are included in assumptions about the number of options that are expected to become exercisable. At each balance sheet date, the entity revises its estimate of the number of options that are expected to become exercisable. The employee benefit expense recognised each period takes into account the most recent estimate. The impact of the revision to original estimates, if any, is recognised in the income statement with a corresponding adjustment to equity.

(iv) Superannuation

All Alumina limited employees are members of a fund of their choice. Contributions are funded at the Superannuation Guarantee Contributions rate, currently 9 per cent of an employee’s fixed annual remuneration.

Employer contributions to these funds are recognised as an operating cost.

(v) Defined Benefit Plans

Alumina Limited’s associates have defined benefit plans in place. The associates’ net obligation in respect of defined benefit plans, is calculated separately for each plan by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods. That benefit is discounted to determine its present value, and the fair value of any plan assets is deducted.

The discount rate is the yield at the balance sheet date on a combination of government and corporate bonds that have maturity dates approximating the terms of the associated entity’s obligations. The calculation is performed by a qualified actuary using the projected unit credit method.

When the calculation results in plan assets exceeding liabilities to the Group, the recognised asset is limited to the net total of any unrecognised actuarial losses and past service costs and the present value of any future refunds from the plan or reductions in future contributions to the plan.

All actuarial gains and losses are recognised in earnings of the associates. Alcoa World Alumina and Chemicals (AWAC) has a small number of defined benefit schemes. The movement in future costs of retirement benefit obligations, net of investment returns, is reflected in the Group’s equity share of AWAC’s results, adjusted for A-IFRS.

Past service cost is the increase in the present value of the defined benefit obligation for employee services in prior periods, resulting in the current period from the introduction of, or changes to, post-employment benefits or other long-term employee benefits. Past service costs may either be positive (where benefits are introduced or improved) or negative (where existing benefits are reduced).

P Derivatives

Derivatives are initially recognised at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognising gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged.

Derivatives that do not qualify for hedge accounting

Certain derivative instruments do not qualify for hedge accounting. Changes in the fair value of any derivative instrument that does not qualify for hedge accounting are recognised immediately in the income statement.

Derivatives that are designated in hedge relationships

The Group documents at the inception of the hedging transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions have been and will continue to be highly effective in offsetting changes in fair values or cash flows of hedged items.

Net investment in a foreign operation hedge

The portion of a gain or loss on an instrument used to hedge a net investment in a foreign operation that is determined to be an effective hedge is recognised directly in equity. The ineffective portion is recognised immediately in the income statement. The gain or loss on hedging instruments relating to the effective portion of the hedge that has been recognised directly in equity shall be recognised in profit or loss on disposal of the foreign operation.

Cash flow hedge

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognised in equity in the hedging reserve. The gain or loss relating to the ineffective portion is recognised immediately in the income statement within other income or other expense.

Amounts accumulated in equity are recycled in the income statement in the periods when the hedged item will affect profit or loss.

When a hedging instrument expires or is sold or terminated, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognised when the forecast transaction is ultimately recognised in the income statement. When a forecast transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the income statement.

Embedded derivatives

Derivatives embedded in other financial instruments or other host contracts are treated as separate derivatives when their risks and characteristics are not closely related to those of host contracts and the host contracts are not measured at fair value with changes in fair value recognised in profit or loss.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them, when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the London Metal Exchange (LME) aluminium price at the time, and are considered to contain embedded derivatives. Future purchases under these contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, by the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates.

Q Dividends

Provision is made for the amount of any dividend declared on or before the end of the financial year but not distributed at balance date.

R Earnings Per Share

(i) Basic earnings per share

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the Company, excluding any costs of servicing equity other than ordinary shares, by the weighted average number of ordinary shares outstanding during the financial year, adjusted for rights issues and bonus elements in ordinary shares issued during the year.

(ii) Diluted earnings per share

Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of interest and other financing costs associated with dilutive potential ordinary shares and the weighted average number of shares assumed to have been issued for no consideration in relation to dilutive potential ordinary shares.

S Segment Reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision maker. The chief operating decision maker has been identified as the Chief Executive Officer. Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC. The Company operates in the alumina/aluminium business through its equity interests in AWAC.

T Provisions

Provisions for legal claims and service warranties are recognised when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation, and the amount has been reliably estimated. Provisions are not recognised for future operating losses.

Where there are a number of similar obligations, the likelihood that an outflow will be required in settlement is determined by considering the class of obligations as a whole. A provision is recognised even if the likelihood of an outflow with respect to any one item included in the same class of obligations may be small.

AWAC is required to rehabilitate bauxite mines and refineries upon cessation of operations.

Closedown and restoration costs include the costs of dismantling and demolition of infrastructure or decommissioning, the removal of residual material and the remediation of disturbed areas. Closedown and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs, whether this occurs during the mine development or during the production phase, based on the net present value of estimated future costs.

The costs are estimated on the basis of a closure model. The cost estimates are calculated annually during the life of the operation to reflect known developments, and are subject to regular reviews.

The amortisation or unwinding of the discount applied in establishing the net present value of provisions is charged to the income statement in each accounting period. The amortisation of the discount is shown as a financing item. Other movements in the provisions for closedown and restoration costs, including those resulting from new disturbance, updated cost estimates, changes to lives of operations and revisions to discount rates are capitalised within fixed assets. These costs are then depreciated over the lives of the assets to which they relate.

Where rehabilitation is conducted systematically over the life of the operation, rather than at the time of closure, provision is made for the outstanding continuous rehabilitation work at each balance date. All costs of continuous rehabilitation work are charged to the provision as incurred.

U Contributed Equity

Ordinary shares are classified as equity.

Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds. Incremental costs directly attributable to the issue of new shares or options, or for the acquisition of a business, are not included in the cost of the acquisition as part of the purchase consideration.

V New Accounting Standards

Certain new accounting standards and interpretations have been published that are not mandatory for 31 December 2009 reporting periods. The Group’s and the parent entity’s assessment of the impact of these new standards and interpretations is set out below:

i) AASB 3 Business Combinations and AASB 2008-3 Amendments to Australian Accounting Standards arising from AASB 3 and AASB 127

AASB 3 was revised in November 2008. It is effective for business combinations for which the acquisition date is on or after the beginning of the first annual reporting period beginning on or after 1 July 2009, and applies prospectively. The revised standard alters the manner in which business combinations are accounted for, particularly, the measurement of non-controlling interests and contingent consideration, and the accounting for acquisition-related costs. There are also consequential amendments to other standards effected through AASB 2008-3, most notably to AASB 128 Investments in Associates and AASB 131 Interests in Joint Ventures. The amendments will apply to the Group’s 31 December 2010 financial statements and are not expected to have any impact on the financial statements.

ii) AASB 2008-8 Amendments to Australian Accounting Standards – Eligible Hedged Items

AASB 2008-8 was issued in August 2008. It is effective for accounting periods beginning on or after 1 July 2009 and must be applied retrospectively in accordance with AASB 108 Accounting Policies, Changes in Accounting Estimates and Errors. The amendment prohibits designating inflation as a hedgeable component of a fixed rate debt. It also prohibits including time value in the one-sided hedged risk when designating options as hedges. The amendments are considered unlikely to have a material impact on the Group.

iii) AASB 2009-4 Amendments to Australian Accounting Standards arising from the Annual Improvements Project

AASB 2009-4 was issued in May 2009 and is effective for annual reporting periods beginning on or after 1 July 2009. This amending standard changes the restriction in Interpretation 16 Hedges of a Net Investment in a Foreign Operation on the entity that can hold hedging instruments. The amendments will apply to the Group’s 31 December 2010 financial statements and are not expected to have any impact on the financial statements.

iv) AASB 2009-5 Further Amendments to Australian Accounting Standards arising from the Annual Improvements Process

AASB 2009-5 was issued in May 2009 and is effective for annual reporting periods beginning on or after 1 January 2010. This amending standard changes the current/non-current classification of convertible instruments. The amendments will apply to the Group’s 31 December 2010 financial statements and are not expected to have any impact on the financial statements.

v) AASB 2009-10 Amendments to Australian Accounting Standards – Classification of Rights Issues

AASB 2009-10 was issued in October 2009 and applies to annual reporting periods beginning on or after 1 February 2010. It amends AASB 132 Financial Instruments: Presentation to require a financial instrument that gives the holder the right to acquire a fixed number of the entity’s own equity instruments for a fixed amount of any currency to be classified as an equity instrument if, and only if, the entity offers the financial instrument pro rata to all of its existing owners of the same class of its own non-derivative equity instruments. The amendment will apply to the Group’s 31 December 2011 financial statements and is not expected to have any impact on the financial statements.

vi) Interpretation 17 Distributions of Non-Cash Assets to Owners and AASB 2008-13 Amendments to Australian Accounting Standards arising from AASB Interpretation 17 Distributions of Non-Cash Assets to Owners

Interpretation 17 was issued in December 2008 and applies prospectively to annual reporting periods beginning on or after 1 July 2009. The Interpretation requires a dividend payable to be recognised when the dividend is appropriately authorised and is no longer at the discretion of the entity. The Interpretation also requires the entity to measure the dividend payable at the fair value of the net assets to be distributed, requires the entity to recognise difference between the dividend paid and the carrying amount of the net assets distributed in profit or loss and requires the entity to provide additional disclosure if the net assets being held for distribution to owners meet the definition of a discontinued operation. Interpretation 17 will become mandatory for the Group’s 31 December 2010 financial statements and is not expected to have any impact on the financial statements.

vii) AASB 124 Related Party Disclosures

AASB 124 was issued in December 2009, with the amendments applicable to annual periods beginning on or after 1 January 2011. The amendments to AASB 124 clarify the definition of a related party and include an explicit requirement to disclose commitments involving related parties. The amendments are not expected to have any impact on the financial statements.

viii) AASB 9 Financial Instruments

AASB 9 was issued in December 2009 and applies on a modified retrospective basis to annual periods beginning on or after 1 January 2013. It introduces new requirements for classifying and measuring financial assets, as follows:

•	debt instruments meeting both a ‘business model’ test and a ‘cash flow characteristics’ test are measured at amortised cost (the use of fair value is optional in some limited circumstances)

•	investments in equity instruments can be designated as ‘fair value through other comprehensive income’ with only dividends being recognised in profit or loss

•	all other instruments (including all derivatives) are measured at fair value with changes recognised in the profit or loss

•

the concept of ‘embedded derivatives’ does not apply to financial assets within the scope of the standard and the entire instrument must be classified and measured in accordance with the above guidelines.

The Group has not yet determined the potential impact of this standard.

X Rounding Of Amounts

The Company is of a kind referred to in Class Order 98/0100, issued by the Australian Securities and Investments Commission, relating to the ‘rounding off’ of amounts in the financial report. Amounts in the financial report have been rounded off in accordance with that Class Order to the nearest hundred thousand dollars, or as otherwise indicated.

2. FINANCIAL RISK MANAGEMENT

The Group and the parent entity have exposure to the following risks from their use of financial instruments:

•	Market risk

•	Credit risk

•	Liquidity risk.

This note presents information about the Group’s and parent entity’s exposure to each of the above risks, their objectives, policies and processes for measuring and managing risk, and the management of capital. Further quantitative disclosures are included throughout this financial report. The exposures to these risks by the parent are similar to those of the Group.

Financial risk management is carried out by a Treasury Committee which is responsible for developing and monitoring risk management policies.

Risk management policies are established to identify and analyse the risks faced by the Group and the parent, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Group and parent’s activities.

(a) Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimising the return.

The Group enters into derivatives, and also incurs financial liabilities, in order to manage market risks. All such transactions are carried out within the guidelines of the Treasury Committee.

(i) Foreign exchange risk

Foreign exchange risk for the Group arises when future commercial transactions and recognised assets and liabilities are denominated in a currency that is not the Group’s or parent entity’s functional currency. As well, AWAC operates internationally and is exposed to foreign exchange risk arising from various currencies, primarily the US dollar in which most of AWAC’s sales are denominated.

The Group generally does not hedge its foreign currency exposures except through the near-term purchase of currency to meet operating requirements. During 2008 and 2009 the Group managed its foreign exchange risk partly by borrowing in US dollars to provide a hedge of its US dollar denominated assets. Foreign exchange risk from other borrowings was managed using derivative financial instruments. The Group used borrowings in Euro and EUR/AUD Cross Currency Interest Rate Swaps (CCIRS) as a hedge against Euro denominated assets during 2009. None of the Euro borrowings and associated CCIRS were outstanding at reporting date.

During 2009 the Group completed a drawdown of funding from the Brazil National Development Bank (BNDES). The funding was predominately in US dollars with the balance in Brazilian Real (BRL). To hedge the exposure to the BRL/USD exchange rate and BRL interest rates the Group entered into CCIRS for the full amount of the BRL tranche to swap the exposure back to US dollars.

Whilst the Group generally does not hedge its forecast exposures, in December 2008 the Group paid US$9.3 million for BRL Call Options to reduce its exposure to movements in the BRL/USD exchange rate arising from forecast capital expenditure on the Juruti and Alumar projects during 2009. By entering into options the Group was able to ensure that the cash capital expenditure requirements for Brazil would be partially capped during 2009.

The Group has a significant exposure to the US dollar. Had the Australian dollar at 31 December 2009, weakened / strengthened by 20 per cent against the US dollar, with all other variables held constant, post-tax profit for the year would have been $8.8 million higher / $14.4 million lower (2008: $4.0 million higher / $6.0 million lower), mainly as a result of foreign exchange gains/losses on translation of Alcoa of Australia’s US dollar denominated trade receivables, trade payables and the effect on the fair value of embedded derivatives in long term raw material purchase contracts. Profit is more sensitive to movements in the Australian dollar / US dollar exchange rates in 2009 than in 2008 due to the effect on the fairvalue of embedded derivatives in long term raw material purchase contracts. There would be no impact on equity other than from the impact on retained profits from post tax profit.

(ii) Price risk

The Group is exposed to commodity price risk through its investment in the AWAC joint venture.

The price of AWAC sales of alumina and aluminium are, in most cases, related to the price of aluminium as quoted on the London Metal Exchange at the time of the shipment. During 2009, AWAC entered forward contracts to hedge aluminium price risk for a portion of the forecast 2010 production from the Pt Comfort and San Ciprian refineries. Freight and energy costs at both refineries, plus the EUR/USD exchange rate for San Ciprian, were hedged in conjunction with the aluminium forward sales to lock in cash positive outcomes for both refineries. During 2008, AWAC did not hedge its aluminium price risk.

As at 31 December 2009, had the LME aluminium price weakened/strengthened by 20 per cent with all other variables held constant, post-tax profit for the year for the Group would have been $63.6 million lower/ $80.6 million higher (2008: $19.4 million lower/ $37.2 million higher). The sensitivity of earnings to the LME aluminium price is not linear, as it reflects the mix of AWAC sales contracts on varying terms and may vary with significant changes in the LME aluminium price.

AWAC is exposed to the price of various other commodities used in the refining and smelting processes, particularly energy (oil, gas, coal and electricity) and caustic soda. AWAC manages commodity price risks through long-term purchase contracts for some input costs. Some energy price risk is managed through short-term commodity hedges.

(iii) Cash flow and fair value interest rate risk

The Group’s main interest rate risk arises from its borrowings. There are no long term borrowings within any AWAC entities.

Borrowings by the Group at variable rates expose it to cash flow interest rate risk. Borrowings at fixed rates would expose the Group to fair value interest rate risk.

When managing interest rate risk, the Group seeks to reduce the overall cost of funds. Group policy is to maintain borrowings predominately at variable rates, based on the assessed correlation of movements in interest rates to movements in the Group’s revenues. During 2009 and 2008, the Group’s borrowings were all on a variable rate basis except for the convertible bonds issued in May 2008 which bear interest at the rate of 2 per cent per annum.

The Group used CCIRS during 2009 to manage the interest rate swap exposure between EUR and AUD on EUR denominated assets. As part of the BNDES financing, CCIRS for the whole amount of the BRL denominated tranche were used to manage the exposure to BRL interest rates over the life of the loan.

Had interest rates during 2009 been 1 percentage point higher / lower than the average of 2.1 per cent, with all other variables held constant, pre-tax profit for the year would have been $2.5 million lower / higher (2008: $8.0 million lower / higher).

Additional information on the Group’s interest rate risk is shown in Note 25.

(b) Credit Risk

The Group has a significant concentration of credit risk to companies controlled by Alcoa Inc. This concentration is accepted as a consequence of the Group’s participation in the AWAC joint venture.

Credit risk also arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. For banks and financial institutions, only independently rated parties with a minimum rating of ‘A’ are accepted, and exposure limits are assigned based on actual independent rating and Board approved guidelines.

Credit risk further arises in relation to cross guarantees given to wholly owned subsidiaries (see Note 26 for details). Such guarantees are only provided in exceptional circumstances and are subject to specific Board approval.

The carrying amount of financial assets recorded in the financial statements, net of any allowances for losses, represents the Group’s maximum exposure to credit risk without taking account of the value of any collateral obtained.

AWAC

The creditworthiness of all AWAC customers is assessed taking into account their financial position, past experience, country risk and other factors.

Based on this assessment and policy guidelines, the terms of sale are determined. Sales to customers of lower credit quality are made on secure terms which means title over goods is retained until payment is received or has been guaranteed by a third party of acceptable credit quality. The Group does not hold any collateral as security from customers. Customers of higher credit quality are assigned credit limits and sales are conducted on open terms while exposures remain within the credit limit. Utilisation of credit limits for customers and financial counterparties is monitored daily.

(c) Liquidity Risk

Prudent liquidity risk management requires maintaining sufficient cash and credit facilities to ensure the Group’s commitments and plans can be met. This is managed by maintaining committed undrawn credit facilities to cover reasonably expected forward cash requirements.

The table below details the Group’s remaining contractual maturity for its non-derivative financial liabilities. The amounts disclosed in the table are the carrying amount of financial liabilities. In addition, the Group pays interest on these facilities. Interest, after derivative financial instruments, is based on US dollar floating rates for all facilities other than the convertible bond, where fixed interest of 2 per cent is paid.

Additional information on the Group’s borrowings, including committed undrawn facilities, are shown in Notes 16 and 24.

	LESS THAN 1 YEAR $MILLION	BETWEEN 1 AND 2 YEARS $MILLION	BETWEEN 2 AND 5 YEARS $MILLION	OVER 5 YEARS $MILLION
At 31 December 2009
Interest-bearing liabilities[1]	—	402.7	159.7	81.7
Derivative financial instruments	1.6	—	—	—
Payables	5.9	—	—	—

	LESS THAN 1 YEAR $MILLION	BETWEEN 1 AND 2 YEARS $MILLION	BETWEEN 2 AND 5 YEARS $MILLION	OVER 5 YEARS $MILLION
At 31 December 2008
Interest-bearing liabilities[1]	360.9	—	686.9	—
Derivative financial instruments	50.8	—	—	—
Payables	4.8	—	—	—

1	At a parent entity level, interest bearing liabilities of $381.2 have a contractual maturity between 2 and 5 years (2008: $360.9 million have a contractual maturity less than one year, and $739.2 million have a contractual maturity between 2 and 5 years).

(d) Fair Value Estimation

The fair value of financial assets and financial liabilities must be estimated for recognition and measurement or for disclosure purposes. The fair values of the Group’s financial assets and liabilities, together with the carrying amounts in the balance sheet, are disclosed in note 25(b).

The carrying value less impairment provision for current receivables and payables is a reasonable approximation of their fair values due to the short-term nature of the receivables. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to the Group for similar financial instruments.

The fair value of derivative instruments are calculated based on discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives.

Sale and purchase contracts may be considered to have financial derivative instruments embedded within them. This occurs when future transactions under such contracts are to be executed at prices which will depend on the market prices at the time of specified financial instruments which themselves are not closely related to the commodities which are the subjects of the contracts. AWAC has in place a number of long term contracts for the purchase of energy which have within their pricing formulae mechanisms to vary the price depending on the LME aluminium price at the time. Such contracts are considered to have embedded derivatives. Committed future purchases under those contracts are marked-to-market at each balance date on the basis of the then-current best indicator of future LME aluminium price over the remaining terms of the contracts. Changes in the mark to market valuation from the opening of the period to the balance date are accounted for as gains or losses, as appropriate, in the accounts of the relevant AWAC entity. Alumina Limited accounts for its share of such transactions within its equity share of net profits of associates. During 2009, embedded derivatives in AWAC contracts resulted in a decrease of $46.0 million to Net Profit (2008: $69.5 million increase).

(e) Capital Management

The Group’s and parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

The Board’s policy is to maintain a strong capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. The Board of Directors monitors the return of capital, which the Group defines as net operating income divided by total shareholders’ equity and the gearing ratio (note 20(d)). The Board of Directors also determine dividends paid to ordinary shareholders.

3. CRITICAL ACCOUNTING ESTIMATES AND JUDGEMENTS

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that may have a financial impact on the entity and that are believed to be reasonable under the circumstances. The estimates and judgements that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are disclosed below.

Critical accounting estimates and assumptions

AWAC

The Group, through its investment in AWAC, makes estimates and assumptions concerning the future. The resulting accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Embedded derivatives

The Group has recognised a liability for derivative financial instruments through its equity investment in AWAC in accordance with AASB 139 Financial Instruments: Recognition and Measurement. In the determination of the fair value of this liability, AWAC has applied management estimates for long term commodity prices. Were the actual prices to differ by 20 per cent to managements estimates, the Group would need to:

•

increase the derivative financial instruments liability by $115.2 million (2008: $53.1 million based on 20 per cent) and decrease the deferred tax liability by $34.6 million (2008: $15.9 million based on 20 per cent), if unfavourable; or

•

decrease the derivative financial instruments liability by $90.8 million (2008: $27.7 million based on 20 per cent) and increase the deferred tax liability by $27.2 million (2008: $8.3 million based on 20 per cent), if favourable.

Retirement benefit obligations

The Group recognised a net liability for retirement benefit obligations under the defined benefit superannuation arrangements, through its investment in AWAC. All plans are valued in accordance with AASB 119 Employee Benefits. These valuations require actuarial assumptions to be made.

Asset retirement obligations

The estimated costs of rehabilitating mined areas and restoring operating sites are reviewed annually and fully provided at the present value. The amount of obligations recognised by AWAC includes the costs of mine areas and residue areas rehabilitation and reclamation, plant closure and subsequent monitoring of the environment. Where rehabilitation and remediation is anticipated to occur within the next 12 months the provision is carried as a current liability. Any outflow greater than 12 months is held as a non-current liability. This requires judgemental assumptions regarding future environmental legislation, the extent of reclamation activities required, plant and site closure and discount rates to determine the present value of these cash flows.

For mine reclamation and residue areas the asset retirement obligations are based on detailed studies of useful lives. The provisions have been estimated using existing technology, at current prices inflated by estimated future CPI and discounted at a rate appropriate for the asset location.

Alumina Limited

Estimated impairment of investment in associates

The Group tests annually whether the investment in associates has suffered any impairment, in accordance with the accounting policy stated in note 1(h). The recoverable amounts of cash–generating units have been determined based on value-in-use calculations. The key assumptions used in the calculation were those relating to future aluminium prices, oil, electricity and gas prices and exchange rates. Additionally a discount rate is applied to determine the NPV of future cashflows.

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
4. REVENUE

From continuing operations
Other revenue
Dividends/distributions received from associates		—	—	182.2	356.0
Interest received/receivable		5.4	3.5	2.7	3.0
Total revenue		5.4	3.5	184.9	359.0

5. OTHER INCOME

Net gain on Brazilian Real denominated financial instruments		15.0	—	18.2	—
Other net foreign exchange gains		—	—	147.9	—
Sundry income		—	0.4	—	0.4
Total other income		15.0	0.4	166.1	0.4

6. EXPENSES

(a) Profit before tax included the following specific expenses:
Depreciation on plant and equipment		—	0.1	—	0.1
Contributions to the superannuation fund:
– accumulation category		0.2	0.2	0.2	0.2

(b) Other expenses include:
Net loss on Brazilian Real denominated financial instruments		—	7.9	—	7.9
Other net foreign exchange losses		—	—	—	276.0
		—	7.9	—	283.9
(c) Finance costs
Interest and finance charges paid/payable:
– unrelated corporations		27.3	42.0	15.4	36.5
– amortisation of option portion of convertible bond		11.5	6.8	—	—
– related corporations		0.1	—	8.3	5.3
		38.9	48.8	23.7	41.8
Interest received/receivable:
– unrelated corporations		(3.0)	(3.1)	(2.3)	(3.0)
– related corporations		(2.4)	(0.4)	(0.4)	—
	4	(5.4)	(3.5)	(2.7)	(3.0)
Net finance cost		33.5	45.3	21.0	38.8

7. INCOME TAX EXPENSE

(a) Income tax expense
Current tax income/(expense)		3.1	(2.6)	(6.9)	13.3
Over provision of tax in prior years		(2.1)	—	(2.1)	1.8
Aggregate income tax income/(expense) for the year		1.0	(2.6)	(9.0)	15.1

(b) Numerical reconciliation of income tax expense to prima facie tax payable

(Loss)/profit from ordinary activities before tax		(27.0)	170.6	315.0	15.6
Prima facie tax expense at the rate of 30% (2008 – 30%)		8.1	(51.2)	(94.5)	(4.7)

The following items caused the total charge for income tax to vary from the above:
Rebateable and exempt dividends		—	—	176.0	356.0
Amounts assessable for tax		(13.0)	(9.8)	(5.8)	(1.1)
Non–deductible expenses		(1.8)	(8.9)	(1.0)	(20.4)
Amounts deductible for tax		5.0	242.6	0.5	—
Effect of transactions within the tax-consolidated group that are exempt from taxation		—	—	96.1	(141.3)
Previously unrecognised tax losses now recouped to reduce current tax expense		2.3	—	14.3	—
Temporary differences not recognised		(9.1)	(62.0)	12.0	(133.3)
Net movement		(16.6)	161.9	292.1	59.9
Tax effect of the above adjustments at 30% (2008: 30%)		(5.0)	48.6	87.6	18.0
Over provision of tax in prior years		(2.1)	—	(2.1)	1.8
Consequent reduction in charge for income tax		(7.1)	48.6	85.5	19.8
Income tax credit/(expense) for the period		1.0	(2.6)	(9.0)	15.1

(c) Tax losses
Tax losses – revenue		676.9	767.6	161.0	172.5
Tax losses – capital		1,060.5	1,070.8	1,060.5	1,070.8
Total unused tax losses		1,737.4	1,838.4	1,221.5	1,243.3
Potential tax benefit – revenue	18	223.7	254.1	48.3	51.7
Potential tax benefit – capital	18	318.1	321.3	318.1	321.3
		541.8	575.4	366.4	373.0

The benefits for tax losses will only be obtained if:

(i)	the consolidated entity derives future assessable income within the prescribed time limit of a nature and of an amount sufficient to enable the benefit from the deductions for the losses to be realised;

(ii)	the consolidated entity continues to comply with the conditions for deductibility imposed by the law; and

(iii)	no changes in tax legislation adversely affect the consolidated entity in realising the benefit from the deductions for the losses.

(d) Tax consolidation legislation

Alumina Limited and its wholly-owned Australian subsidiaries have implemented tax consolidation under the applicable legislation as of 1 January 2004. The accounting policy in relation to this legislation is set out in Note 1(c).

As provided for under the tax consolidation legislation, the entities in the tax consolidated Group entered into a tax sharing agreement to limit the joint and several liability of the wholly-owned entities in the case of a default by the head entity, Alumina Limited.

The entities have also entered into a tax funding agreement under which the wholly-owned entities fully compensate Alumina Limited for the assumption of any current tax payable and are compensated by Alumina Limited for any current tax receivable, and for any deferred tax assets relating to unused tax losses or unused tax credits that are transferred to Alumina Limited under the tax consolidation legislation. The funding amounts are determined by reference to the amounts recognised in the wholly-owned entities’ financial statements.

The amounts receivable/payable under the tax funding agreement are due upon receipt of the funding advice from the head entity, which is issued as soon as practicable after the end of each financial year. The head entity may also require payment of interim funding amounts to assist with its obligations to pay tax instalments. The funding amounts are recognised as current intercompany receivables or payables.

		CONSOLIDATED ENTITY
		2009	2008
8. EARNINGS PER SHARE

(a) Basic earnings per share based on (loss)/profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 1.2	11.3	[1]
(b) Diluted earnings per share based on (loss)/profit from continuing operations attributable to the ordinary equity holders of the Company	cents	Negative 1.2	11.3	[1]

		NUMBER OF SHARES
		2009	2008
Weighted average number of ordinary shares used as the denominator in the calculation of basic earnings per share		2,149,625,667	1,486,074,718

(c) Information concerning classification of securities

The convertible bonds of US$ 350 million issued in May 2008 could potentially dilute earnings per share in the future, but were not included in the calculation of diluted earnings per share because they were non-dilutive in 2009 and 2008. Details relating to the bonds are set out in Note 16.

(d) Conversion, call, subscription or issue after 31 December 2009 There have been no movements in share capital since 31 December 2009.

		$MILLION
		2009	2008
e) Reconciliations of earnings used in calculating earnings per share (Loss)/profit from ordinary activities attributable to the ordinary equity holders of the company used in calculating basic and diluted earnings per share		(26.0)	168.0

1	Prior year earnings per share have been restated for the rights issue.

	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
	2009	2008	2009	2008
9. DIVIDENDS

No interim dividend was paid during 2009 (2008: Interim dividend of 12 cents fully franked at 30% per fully paid share declared 31 July 2008 and paid 14 October 2008).	—	138.3	—	138.3

No final dividend was paid during 2009 (2008: Final dividend of 12 cents fully franked at 30% per fully paid share, paid on 31 March 2008).	—	135.5	—	135.5
	—	273.8	—	273.8

Dividends paid per share	Nil	24.0c	Nil	24.0c

(a)	Dividends paid during the year

No dividends were paid during the year. The dividend paid on 14 October 2008 was the interim dividend for 2008. The dividend paid on 31 March 2008 was the final dividend for 2007.

(b) Dividends not recognised at year end

Since year end the Directors have declared a final dividend of 2 cents a share fully franked, declared 9 February 2010 and payable 19 March 2010. The aggregate amount of the proposed dividend expected to be paid out of retained profits at 31 December 2009, but not recognised as a liability at year end (refer Note 1(q)) is $48.8 million.

	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
	2009	2008	2009	2008
(c) Franked dividends

The fully franked dividends received from Alcoa of Australia Limited in the financial year were	176.0	356.0	176.0	356.0

Balance of franking account adjusted for franking credits which will arise from the payment of income tax provided for in these financial statements:

Class ‘C’ (30%) franking credits available for subsequent years, based on a tax rate of 30% (2008: 30%)	267.2	191.8	267.2	191.8

The above amounts represent the balance of the franking account as at the end of the financial year, adjusted for:

(a)	franking credits that will arise from the payment of the current tax liability;

(b)	franking debits that will arise from the payment of dividends recognised as a liability at the reporting date;

(c)	franking credits that will arise from the receipt of dividends recognised as receivables at the reporting date; and

(d)	franking credits that may be prevented from being distributed in subsequent financial years.

		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
10. CURRENT ASSETS – CASH AND CASH EQUIVALENTS

Cash at bank and on hand		340.6	66.8	84.1	64.5

(a) Reconciliation of cash at the end of the year For the purposes of the statements of cash flows, cash on hand, at the bank and on short-term deposit (maturity of three months or less) less bank overdrafts:		340.6	66.8	84.1	64.5

(b) Cash at bank and on hand Average interest rate on cash holdings during 2009 was 2.3% (2008: 5.9%)

(c) Money market deposits There were $80.6 million of interest bearing deposits at 31 December 2009. (2008: nil).

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
11. CURRENT ASSETS – RECEIVABLES

Other debtors		0.1	0.6	0.1	0.2

Loans to related parties		—	72.1	—	—

Loans to controlled entities		—	—	1,664.0	1,323.1
		0.1	72.7	1,664.1	1,323.3

(a)	Impaired receivables

There were no impaired receivables for the Group and the parent in 2009 or 2008.

Loans to controlled entities are repayable on demand.

At 31 December 2009 and 31 December 2008 there were no receivables that were past due.

(b)	Currencies

The carrying amounts of the Group’s and parent entity’s current and non-current receivables are denominated in the following currencies.

Australian dollars	0.1	0.2	1,664.1	1,252.7
Euro	—	35.7	—	35.5
A$ equivalent of the above currencies	0.1	72.7	1,664.1	1,323.3

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
12. INVESTMENTS IN ASSOCIATES

(a) Securities not quoted on a prescribed stock exchange

Securities in entities forming Alcoa World Alumina and Chemicals (AWAC) with Alcoa Inc.

The investment in AWAC is accounted for in the consolidated financial statements using the equity method of accounting and carried at cost by the parent entity.
Securities at cost:
Balance brought forward			3,357.4	2,152.9	1,077.7	1,037.7
Additional funding/capitalisation in AWAC entities			576.8	787.9	94.2	40.0
Return of capital			(0.6)	—	(0.6)	—
Foreign currency revaluation			(592.0)	416.6	—	—
Equity accounted cost of AWAC			3,341.6	3,357.4	1,171.3	1,077.7
Equity in retained profits of AWAC	12	(c)	211.7	389.3	—	—
Equity in reserves of AWAC			1.9	1.9	—	—
Equity accounted carrying value of AWAC			3,555.2	3,748.6	1,171.3	1,077.7
(b) Equity accounted share of profits and dividends
(i) AWAC
Equity share of (losses)/profits before tax			(5.3)	426.8
Equity share of tax			9.9	(184.2)
Equity accounted share of profit after tax			4.6	242.6
Dividends/distributions received by the Group			(182.2)	(356.0)
Surplus of dividends received over equity share of profits			(177.6)	(113.4)
(c) Share of retained profits
(i) AWAC
Surplus of dividends received over equity share of profits			(177.6)	(113.4)
Balance brought forward			389.3	502.7
Total equity share in retained profits carried forward			211.7	389.3

(d) Accounting policies

The audited combined financial statements of the entities forming AWAC are prepared in accordance with US Generally Accepted Accounting Principles (US GAAP). Except for Alcoa of Australia Limited (“AofA”), the reported profit after tax of AWAC is based on these US GAAP financial statements. Financial statements in US dollars have been translated to Australian dollars using average exchange rates for the period for profit and loss items, and closing rates for balance sheet items. Adjustments are made to align accounting policies under US GAAP to Australian equivalents to International Financial Reporting Standards. The principal adjustments are to the valuation of inventories from last-in-first-out basis to a basis equivalent to weighted average cost, create an additional asset retirement obligation for dismantling, removal and restoration of certain refineries, valuation of certain long term energy purchase contracts which include an aluminium price component in the energy price and to reverse any excesses or shortfalls of the superannuation fund assets over accrued membership benefits taken to the Income Statement.

(e) Additional information on associated entities

NAME	PRINCIPAL ACTIVITIES	COUNTRY OF INCORPORATION	PERCENTAGE EQUITY
			2009	2008
(i) Entities forming AWAC
AWAC has a governing strategic council of five members of which Alumina appoints two members, including the Deputy Chairman
Alcoa of Australia Ltd	Bauxite, alumina & aluminium production	Australia	40	40
Alcoa World Alumina LLC	Production of alumina & alumina based chemicals	America	40	40
Alumina Espanola S.A.	Production of alumina & alumina based chemicals	Spain	40	40
AWA Brazil Holdings Ltda.	Holding company	Brazil	40	40
(ii) Equity accounted partnerships
Enterprise Partnership[1]	Finance lender	Australia	40	40

1	Alcoa Australia Holdings Pty Ltd and Alumina Limited are shareholders of Alcoa of Australia Limited and other Enterprise Companies for certain activities of AWAC.

	$MILLION
	2009	2008
(f) Expenditure commitments and contingent liabilities – other expenditure commitments contracted for, including long term commitments for gas and electricity entered into by AWAC	2,709.7	3,513.9

Unascertainable unsecured contingent liabilities

Various lawsuits and claims and proceedings have been, or may be, instituted or asserted against entities within AWAC, including those pertaining to environmental, product liability, and safety and health matters. While the amounts claimed may be substantial, the ultimate liability cannot now be determined because of the considerable uncertainties that exist. Therefore, it is possible that results of operations or liquidity in a particular period could be materially affected by certain contingencies. However, based on facts currently available, management believes that the disposition of matters that are pending or asserted will not have a materially adverse effect on the financial position or liquidity of AWAC.

Pursuant to the terms of the AWAC Formation Agreement, Alcoa and Alumina Limited have agreed to remain liable for Extraordinary Liabilities (as defined in the agreement) as well as for certain other pre-formation liabilities, such as existing environmental conditions, to the extent of their pre-formation ownership of the company or asset with which the liability is associated.

On 27 February 2008, Alcoa Inc. received notice that Aluminium Bahrain B.S.C. (“Alba”) had filed suit against Alcoa Inc. and Alcoa World Alumina LLC (collectively, “Alcoa”), and others, in the U.S. District Court for the Western District of Pennsylvania (the “Court”), Civil Action number 08-299, styled Aluminium Bahrain B.S.C. v. Alcoa Inc., Alcoa World Alumina LLC, William Rice, and Victor Dahdaleh. The complaint alleges that certain Alcoa entities and their agents, including Victor Phillip Dahdaleh, have engaged in a conspiracy over a period of 15 years to defraud Alba. The complaint further alleges that Alcoa and its employees or agents (1) illegally bribed officials of the government of Bahrain and (or) officers of Alba in order to force Alba to purchase alumina at excessively high prices, (2) illegally bribed officials of the government of Bahrain and (or) officers of Alba and issued threats in order to pressure Alba to enter into an agreement by which Alcoa would purchase an equity interest in Alba, and (3) assigned portions of existing supply contracts between Alcoa and Alba for the sole purpose of facilitating alleged bribes and unlawful commissions. The complaint alleges that Alcoa and the other defendants violated the Racketeer influenced and Corrupt Organizations Act (“RICO”) and committed fraud. Alba’s complaint seeks compensatory, consequential, exemplary, and punitive damages, rescission of the 2005 alumina supply contract, and attorney’s fees and costs. Alba seeks treble damages with respect to its RICO claims. No member of the Alumina Group, nor any of its employees, is a defendant in the litigation.

On February 26, 2008, Aloca Inc. had advised the U.S. Department of Justice (the “DOJ”) and the Securities and Exchange Commission (the “SEC”) that it had recently become aware of these claims, had already begun an internal investigation, and intended to cooperate fully in any investigation that the DOJ or the SEC may commence. On March 17, 2008, the DOJ notified Alcoa that it had opened a formal investigation and Alcoa has been cooperating with the government.

In response to a motion filed by th DOJ on March 27, 2008, the Court ordered the suit filed by Alba to be administratively closed and that all discovery be stayed to allow the DOJ to fully conduct an investigation without the interference and distraction of ongoing civil litigation. The Court further ordered that the case will be reopened at the close of the DOJ’s investigation. Alcoa is unable to reasonably predict an outcome or to estimate a range of reasonably possible loss.

	NOTES		$MILLION
			2009	2008
(g) Alumina’s share of aggregate associates:
Current assets			766.2	940.1
Non-current assets			3,797.4	4,013.4
Current liabilities			(681.3)	(838.1)
Non-current liabilities			(659.7)	(701.2)
Net assets			3,222.6	3,414.2
Mineral rights and bauxite assets			136.7	138.5
Goodwill			195.9	195.9
Carrying value	12	(a)	3,555.2	3,748.6

Revenues			2,065.7	2,942.2
Expenses			(2,071.0)	(2,515.4)
(Loss)/profit before income tax			(5.3)	426.8
Income tax credit/(charge)			9.9	(184.2)
Profit after income tax			4.6	242.6

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
13. NON-CURRENT ASSETS – OTHER FINANCIAL ASSETS

Investments in controlled entities	26		—	—	977.6	940.2

14. NON-CURRENT ASSETS – PROPERTY, PLANT AND EQUIPMENT

Plant and equipment	14	(a)	0.2	0.2	0.2	0.2
(a) Plant and equipment
Cost			0.6	0.6	0.6	0.6
Accumulated depreciation			(0.4)	(0.4)	(0.4)	(0.4)
			0.2	0.2	0.2	0.2
(b) Reconciliations
Reconciliation of the carrying amount at the beginning and end of the current financial year is set out below:
Carrying amount at 1 January			0.2	0.3	0.2	0.3
Additions			—	—	—	—
Depreciation expense			—	(0.1)	—	(0.1)
Carrying amount at 31 December			0.2	0.2	0.2	0.2

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
15. CURRENT LIABILITIES – PAYABLES

Related party loan			—	50.8	—	50.8
Trade payables			2.1	3.2	1.4	2.7
Interest payable			3.8	1.6	—	0.3
			5.9	55.6	1.4	53.8
(a) Currencies
The carrying amounts of the Group’s and parent entity’s trade and other payables are denominated in the following currencies:
Australian dollars			0.4	2.8	0.4	2.7
US dollars			5.5	52.5	1.0	51.1
Euro			—	0.3	—	—
			5.9	55.6	1.4	53.8

16. INTEREST-BEARING LIABILITIES

Current
Unsecured
Bank loans			—	360.9	—	360.9

Non current
Unsecured
Bank loans			292.2	244.3	—	244.3
Convertible bonds	16	(a)	351.9	442.6	—	—
Loans from controlled entities			—	—	381.2	494.9
Total			644.1	1,047.8	381.2	1,100.1

(a) Convertible bonds

Alumina Finance Limited, a wholly owned subsidiary of Alumina Limited, issued US$350,000,000 2.0% guaranteed convertible bonds due to mature in 2013 and convertible into fully paid ordinary shares in the share capital of Alumina Limited. The bonds will bear interest from and including 16 May 2008 at the rate of 2% per annum payable semi-annually in arrears in equal instalments on 16 May and 16 November in each year, commencing 16 November 2008. Each bond may be converted, at the option of the holder, into shares at a conversion price of $6.57 per share. Bondholders have the right to require the issuer to redeem all or some of their bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest. On initial recognition the convertible bonds included a financial liability and an option component. The difference between the initial carrying amount and the redemption amount is recognised in the income statement using the effective interest method.

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
(b) Currencies
Interest-bearing liabilities are due in the following currencies:
US dollars[1]		516.4	676.6	342.0	713.5
BRL[2]		107.1	—	—	—
Euro		—	—	—	36.0
A$ equivalent of above currencies		644.1	1,047.8	381.2	1,100.1

1	As at 31 December 2009, the liability component of convertible bonds with a face value of US$308 million (2008: US$350 million) were designated in a hedge of net investments in foreign operations.
2	BRL loans have been swapped to US dollars using financial derivatives.

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
(c) Exchange rates
Exchange rates at balance date used in translations:
A$1 = US$		0.8972	0.6928	0.8972	0.6928
A$1 = EURO		0.6260	0.5055	0.6260	0.5055
A$1 = BRL		1.5634	1.6360	1.5634	1.6360

(d) Fair values

The Directors consider the carrying amounts of bank loans to approximate their fair values where ‘fair value’, by definition, is the US$ principal amount translated into A$ at the exchange rate on balance date. The fair value of the convertible bonds was measured by reference to their trading value at balance date (refer to Note 25).

(e) Risk Exposures

The exposure of the Group’s and parent entity’s borrowings to interest rate changes and the contractual repricing dates at the balance dates are as follows:

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
6 months or less		—	605.2	—	605.2
1–5 years		562.4	442.6	381.2	494.9
Over 5 years		81.7	—	—	—
		644.1	1,047.8	381.2	1,100.1
Current borrowings		—	360.9	—	360.9
Non-current borrowings		644.1	686.9	381.2	739.2
		644.1	1,047.8	381.2	1,100.1

17. CURRENT LIABILITIES – PROVISIONS

Employee benefits – provision for annual leave		0.2	0.1	0.2	0.1

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
18. NON-CURRENT ASSETS – DEFERRED TAX ASSETS

The balance comprises temporary differences attributable to:
Deferred tax liabilities
Foreign exchange denominated loans		—	2.9	—	2.3
Convertible bond		4.4	—	—	—
Total deferred tax liabilities		4.4	2.9	—	2.3

Deferred tax assets
Fair value of derivatives		0.5	2.4	0.5	2.4
Convertible bonds		—	22.8	—	—

Employee benefits			0.1	0.1	0.1	0.1
Borrowing costs			0.1	0.1	0.1	0.1
Accrued liabilities			0.1	0.2	0.1	0.2
Transaction costs			11.8	8.4	10.2	6.7
Total deferred tax assets other than losses			12.6	34.0	11.0	9.5
Net deferred tax assets/(liabilities) before tax losses			8.2	31.1	11.0	7.2
Tax losses – revenue	7	(c)	223.7	254.1	48.3	51.7
Tax losses – capital	7	(c)	318.1	321.3	318.1	321.3
Deductible temporary differences and tax losses not recognised			(550.0)	(604.4)	(377.4)	(378.1)
Net deferred tax assets			—	2.1	—	2.1
Net deferred tax assets to be recovered within 12 months			—	—	—	—
Net deferred tax assets to be recovered after more than 12 months			—	2.1	—	2.1
			—	2.1	—	2.1

Deferred tax assets are recognised only to the extent of deferred tax liabilities existing at reporting date. The consolidated entity recognises all movements in temporary differences in profit and loss, including the impact of the unwinding of the ‘discount’ on the convertible bond, other than temporary differences arising from movements in exchange rates, those relating to the effective hedged component of the convertible bond forming part of the net investment in foreign operations and certain transaction costs. The parent entity recognises all movements in temporary differences in profit and loss other than certain temporary differences relating to transaction costs.

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
19. NON-CURRENT LIABILITIES - PROVISIONS

Employee benefits-provision for long service leave		0.3	0.3	0.3	0.3
The aggregate of provisions for employee benefits as shown in Notes 17 and 19 are $0.5 million (2008: $0.4 million).

20. CONTRIBUTED EQUITY

Ordinary share capital issued and fully paid
Balance brought forward		1,444.4	411.9	1,444.4	411.9
Shares issued		952.8	1,032.5	952.8	1,032.5
Tax impact of transaction costs		3.7	—	3.2	—
Total issued capital		2,400.9	1,444.4	2,400.4	1,444.4

20. CONTRIBUTED EQUITY (continued)

	Notes		Number of fully paid shares
			2009	2008
Movements in ordinary share capital
Opening number of shares			1,459,857,251	1,129,026,761
Issued under Entitlement Offer	20	(b)	980,338,936	303,437,566
Issued under Dividend Reinvestment Plan	20	(c)	—	27,392,924
Closing number of shares			2,440,196,187	1,459,857,251

(a) Ordinary shares

Ordinary shares, which have no par value, entitle the holder to participate in dividends and the proceeds on winding up of the company in proportion to the number of, and amounts paid on, the shares held.

(b) Rights issue

A non-renounceable rights issue of $1.00 per share was announced on 30 April 2009 which raised $953 million (net of costs). The funds were used to repay debt and strengthen the balance sheet.

(c) Dividend reinvestment plan

During 2008, Alumina Limited introduced a new dividend reinvestment plan (DRP), which was exercised in respect of the dividends paid in March 2008 and October 2008. The issue of shares in relation to the March 2008 DRP was fully underwritten, resulting in the issue of 23,883,213 shares. The October 2008 DRP was not fully underwritten, resulting in the issue of 3,509,711 shares.

(d) Capital risk management

The Group’s and the parent entity’s objectives when managing capital are to safeguard their ability to continue as a going concern, so that they can continue to provide returns for shareholders and to maintain an optimal capital structure to reduce the cost of capital.

In order to maintain or adjust the capital structure, the Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or sell assets to reduce debt.

Consistently with others in the industry, the Group and the parent entity monitor capital on the basis of the gearing ratio. This ratio is calculated as net debt divided by total capital. Net debt is calculated as total borrowings less cash and cash equivalents. Total capital is calculated as ‘equity’ as shown in the balance sheet plus net debt.

The gearing ratios at 31 December 2009 and 31 December 2008 were as follows:

	NOTES	CONSOLIDATED ENTITY		PARENT ENTITY $MILLION
		2009	2008	2009	2008
Total borrowings		644.1	1,047.8	381.2	1,100.1
Less: cash and cash equivalents (Note 10)		(340.6)	(66.8)	(84.1)	(64.5)
Net debt		303.5	981.0	297.1	1,035.6
Total equity		3,252.7	2,792.8	3,521.9	2,260.4
Total capital		3,556.2	3,773.8	3,819.0	3,296.0
Gearing ratio		8.5%	26.0%	7.8%	31.4%

The decrease in the gearing ratio during 2009 resulted primarily from the rights issue during the year.

21. SHARE-BASED PAYMENTS

Alumina Employee Share Plan

This is a plan under which employees may be invited to participate in the grant of a conditional entitlement to fully paid ordinary shares (a Performance Right). The Board’s intention is to make offers to each employee, but this is subject to annual determination by the Board in respect of each individual for each grant. The CEO of the Company may recommend variation in participation.

A person is only eligible to participate in the Plan and to be granted performance rights under the Plan if they are an employee, and have satisfied the criteria that the Board decides for participation in the Plan.

Generally, each offer has a three year performance period, with performance tested at the end of this period to determine the number of performance rights to vest to the employee, if any. Fifty per cent of the performance rights not vested at the three year performance test can be re-tested six months after the end of the three year performance period. The performance testing is carried out by an independent party and is based on the relative Total Shareholder Returns (TSR) of Alumina Limited, compared to two specific comparator groups.

An invitation is not transferable. An employee may only apply for performance rights in his or her name and not in the name of, or on behalf of, another person or entity. On vesting, each performance right is an unconditional entitlement to one fully paid ordinary share.

On termination of employment of any individual, their participation in the Plan is finalised and any performance rights not vested lapse unless the director’s decide otherwise.

The value per performance right is independently calculated by Mercer Finance and Risk Consulting using the assumptions underlying the Black-Scholes methodology to produce a Monte Carlo simulation model which allows the incorporation of the hurdles that must be met before the performance rights vest.

Set out below are the assumptions made for the performance rights granted on 13 January 2009:

Share Price at Valuation date	$1.236
Risk Free rate	2.96%
Dividend Yield (2010-2012)	2.0%
Volatility	51%

For further details on key management personnel refer to the remuneration report.

Set out below are summaries of performance rights granted under the Plan:

2009

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER		VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
25/1/2006	7/12/2008	44,325	—		—	(44,325)	—
29/1/2007	4/12/2009	95,550	—		—	(54,300)	41,250
8/2/2008	4/12/2010	70,700	—		—	(39,000)	31,700
13/1/2009	30/11/2011	—	528,500	[1]	—	(176,000)	352,500
Total		210,575	528,500		—	(313,625)	425,450

1	Fair value per performance right at grant date was $1.01.

2008

GRANT DATE	EXPIRY DATE	BALANCE AT START OF THE YEAR NUMBER	GRANTED DURING THE YEAR NUMBER		VESTED DURING THE YEAR NUMBER	EXPIRED DURING THE YEAR NUMBER	BALANCE AT END OF THE YEAR NUMBER
25/1/2005	16/12/2007	51,425	—		—	(51,425)	—
25/1/2006	7/12/2008	191,850	—		—	(147,525)	44,325
29/1/2007	4/12/2009	211,450	—		—	(115,900)	95,550
8/2/2008	4/12/2010	—	158,800	[2]	—	(88,100)	70,700
Total		454,725	158,800		—	(402,950)	210,575

2	Fair value per performance right at grant date was $3.02.

Expenses arising from share-based payment transactions in the Alumina Employee Share Plan

Total expenses arising from share-based payment transactions recognised during the period as part of employee benefit expense were as follows:

	NOTES		CONSOLIDATED ENTITY		PARENT ENTITY $000’s
			2009	2008	2009	2008
Performance rights granted under the Alumina Employee Share Plan			208	339	208	339
22. RESERVES, RETAINED PROFITS AND TREASURY SHARES
Reserves
Asset revaluation reserve	22	(c)	34.3	34.3	141.4	141.4
Asset realisation reserve	22	(c)	—	—	84.9	84.9
Capital reserve	22	(c)	16.5	16.5	13.9	13.9
Foreign currency translation reserve	22	(a)	(352.1)	117.6	—	—
Share-based payments reserve	22	(b)	3.7	4.2	1.8	2.3
Option premium on convertible bonds	22	(c)	43.6	43.6	44.7	44.7
			(254.0)	216.2	286.7	287.2
(a) Foreign currency translation reserve
Balance brought forward			117.6	(40.2)
Currency translation differences arising during the year			(469.7)	157.8
Balance carried forward			(352.1)	117.6
(b) Share-based payments reserve
Balance brought forward			4.2	3.9	2.3	2.0
Performance rights expense
– Group			(0.5)	0.3	(0.5)	0.3
– Associates			—	—	—	—
Balance carried forward			3.7	4.2	1.8	2.3

(c)	Nature and purpose of reserves

(i)	Asset revaluation reserve

The balance standing to the credit of the reserve may be used to satisfy the distribution of bonus shares and is only available for the payment of cash dividends in limited circumstances as permitted by law.

(ii)	Asset realisation reserve

The reserve records realised gains on sale of non-current assets.

(iii)	Capital reserve

The reserve records dividends arising from share of profits on sale of investments.

(iv)	Foreign currency translation reserve

Exchange differences arising on translation from the functional currencies of the Group’s foreign controlled entities to Australian dollars are taken to the foreign currency translation reserve as described in accounting policy Note 1(d).

(v)	Share-based payments reserve

The share-based payments reserve is used to recognise the fair value of performance rights issued but not exercised.

(vi)	Option premium on convertible bonds

The convertible bond is accounted as a compound instrument at the Group level. Option premium on convertible bonds represents the equity component (conversion rights) of the convertible bonds (refer Note 16(a)).

The parent entity records only the equity portion of the convertible bond.

22. RESERVES, RETAINED PROFITS AND TREASURY SHARES (continued)

	NOTES		CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
			2009	2008	2009	2008
(d) Retained profits
Retained profits at the beginning of the financial year:
– Group			743.6	736.0	528.8	771.9
– Associates			389.3	502.7	—	—
			1,132.9	1,238.7	528.8	771.9
(Loss)/profit attributable to the members of Alumina Limited			(26.0)	168.0	306.0	30.7
Dividend provided for or paid			—	(273.8)	—	(273.8)
Retained profits at the end of the financial year			1,106.9	1,132.9	834.8	528.8
Retained profits at the end of the financial year:
– Group			895.2	743.6
– Associates	12	(c)	211.7	389.3
			1,106.9	1,132.9
(e) Treasury shares[1]
Balance brought forward			(0.7)	(0.7)	—	—
Movement for the period			(0.4)	—	—	—
Balance carried forward			(1.1)	(0.7)	—	—

1	Under AASB 132, if an entity reacquires its own equity instruments, those instruments shall be deducted from equity. Alumina Limited, through its Employee Share Plan Trust, purchased shares for its long term incentive plan.

23. NOTES TO THE CASH FLOW STATEMENTS

(a) Reconciliation of operating profit after income tax to net cash inflow from operating activities
Operating profit from continuing operations after income tax		(26.0)	168.0	306.0	30.7
Surplus of dividends received/receivable over equity share of profits		177.6	113.4	—	—
Amortisation of option portion of convertible bond	6	11.5	6.8	—	—
Depreciation and amortisation	6	—	0.1	—	0.1
Non–cash employee benefits expense–share based payments		0.2	0.3	0.2	0.3
Fair valuing of Brazilian Real financial instruments		(15.0)	7.9	(18.2)	7.9
Transaction costs capitalised		—	1.1	—	—
Net exchange differences		(2.1)	—	(147.9)	276.0
Sub total		146.2	297.6	140.1	315.0
Change in assets and liabilities
(Increase)/decrease in:
– receivables		0.5	(0.5)	17.3	(15.2)
– other assets		(8.0)	(6.8)	(6.9)	—
(Decrease)/increase in:
– payables		1.1	(11.0)	(1.6)	(12.8)
– current tax liabilities		(0.4)	(0.6)	—	—
– other liabilities		(0.7)	1.4	(0.7)	(0.3)
Net cash inflow from operating activities		138.7	280.1	148.2	286.7

(b) Acquisition/disposal of controlled entities

During the year the Company did not dispose of any material controlled entities. Alumina Limited Do Brasil SA was set up as a wholly owned subsidiary in Brazil.

(c) Non-cash financing and investing activities

There were no non-cash financing or investing activities in 2009 (2008: nil).

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008

24. FINANCING FACILITIES

The facilities available at balance date were as follows:
Total loan facilities		1,440.4	2,201.2	710.8	1,696.0
Used at balance date		682.4	1,110.4	—	605.2
Available at balance date		758.0	1,090.8	710.8	1,090.8

Funding facilities include bilateral bank facilities, a syndicated loan, a development bank loan and a convertible bond. The syndicated facilities are available in US dollars, Euro and Australian dollars. The bilateral facilities are available in both US and Australian dollars and some are available in Euro. The development bank loan has tranches denominated in US dollars and Brazilian reais. Funding facilities in currencies other than Australian dollars have been converted to Australian dollar equivalents at year end exchange rates. The Group’s loan facilities used includes interest-bearing liabilities with an Australian dollar equivalent face value of $682.4 million (2008: $1,110.4 million) and a carrying amount of $644.1 million (2008: $1,047.8 million).

25. FINANCIAL INSTRUMENTS

(a) Interest rate risk

The Group is mainly exposed to interest rate risk on its outstanding interest bearing liabilities and cash investments.

Interest rate risk exposure

The consolidated entity’s exposure to interest rate risk and the effective weighted interest rate after the effect of derivative instruments is set out below:

Group – as at 31 December 2009

$MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON- INTEREST BEARING	TOTAL
Financial Assets
Cash and cash equivalents	10	340.6	—	—	—	340.6
Receivables	11	—	—	—	0.1	0.1
		340.6	—	—	0.1	340.7
Weighted average interest rate		2.3%
Financial Liabilities
Payables	15	—	—	—	5.9	5.9
Interest-bearing liabilities	16	292.2	—	351.9	—	644.1
		292.2	—	351.9	5.9	650.0
Weighted average interest rate after derivative instruments		2.0%		2.0%
Net financial assets/(liabilities)		48.4	—	(351.9)	(5.8)	(309.3)

Group – as at 31 December 2008

$MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON- INTEREST BEARING	TOTAL
Financial Assets
Cash and cash equivalents	10	66.8	—	—	—	66.8
Receivables	11	—	—	—	0.6	0.6
Related party loan	11	72.1	—	—	—	72.1
		138.9	—	—	0.6	139.5
Weighted average interest rate		5.9%
Financial Liabilities
Payables	15	—	—	—	4.8	4.8
Interest-bearing liabilities	16	605.2	—	442.6	—	1,047.8
Related party loan	15	—	50.8	—	—	50.8
		605.2	50.8	442.6	4.8	1,103.4
Weighted average interest rate after derivative instruments		3.6%		2.0%
Net financial assets/(liabilities)		(466.3)	(50.8)	(442.6)	(4.2)	(963.9)

Parent – as at 31 December 2009

$MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON- INTEREST BEARING	TOTAL
Financial Assets
Cash and cash equivalents	10	84.1	—	—	—	84.1
Receivables	11	—	—	—	1,664.1	1,664.1
		84.1	—	—	1,664.1	1,748.2
Weighted average interest rate		2.3%
Financial Liabilities
Payables	15	—	—	—	1.4	1.4
Interest-bearing liabilities	16	—	—	381.2	—	381.2
		—	—	381.2	1.4	382.6
Weighted average interest rate after derivative instruments		2.1%		2.0%
Net financial assets/(liabilities)		84.1	—	(381.2)	1,662.7	1,365.6

Parent – as at 31 December 2008

$MILLION	NOTES	FLOATING INTEREST	1 YEAR OR LESS	FIXED INTEREST	NON- INTEREST BEARING	TOTAL
Financial Assets
Cash and cash equivalents	10	64.5	—	—	—	64.5
Receivables	11	—	—	—	1,323.3	1,323.3
		64.5	—	—	1,323.3	1,387.8
Weighted average interest rate		5.9%
Financial Liabilities
Payables	15	—	—	—	3.0	3.0
Interest-bearing liabilities	16	605.2	—	494.9	—	1,100.1
Related party loan	15	—	50.8	—	—	50.8
		605.2	50.8	494.9	3.0	1,153.9
Weighted average interest rate after derivative instruments		3.6%		2.0%
Net financial assets/(liabilities)		(540.7)	(50.8)	(494.9)	1,320.3	233.9

(b) Fair value measurements

Except as detailed in the following table, the directors consider that the carrying amounts of financial assets and financial liabilities recorded at amortised cost in the financial statements approximate their fair values:

		CONSOLIDATED ENTITY
		CARRYING AMOUNT $MILLION	FAIR VALUE $MILLION	CARRYING AMOUNT $MILLION	FAIR VALUE $MILLION
	NOTES	2009	2009	2008	2008
Convertible bonds	16	351.9	374.5	442.6	323.8

Fair value measurements recognised on the balance sheet

The following table presents the Group’s and the parent entity’s financial assets and financial liabilities measured and recognised at fair value at 31 December 2009 grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities

Level 2 – inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices), and

Level 3 – inputs for the asset or liability that are based on unobservable market data (unobservable inputs)

Group – as at 31 December 2009

	LEVEL 1 $MILLION	LEVEL 2 $MILLION	LEVEL 3 $MILLION	TOTAL $MILLION
Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.6	—	1.6
Convertible Bonds	374.5	—	—	374.5
Total financial liabilities	374.5	1.6	—	376.1

Parent – as at 31 December 2009

	LEVEL 1 $MILLION	LEVEL 2 $MILLION	LEVEL 3 $MILLION	TOTAL $MILLION
Financial assets at fair value through profit and loss
Derivative financial instruments	—	1.6	—	1.6
Total financial liabilities	—	1.6	—	1.6

Financial liabilities at fair value through profit and loss
Derivative financial instruments	—	1.6	—	1.6
Total financial liabilities	—	1.6	—	1.6

Comparative information has not been provided as permitted by the transitional provisions of AASB 7 Financial Instruments: Disclosures.

26. INVESTMENTS IN CONTROLLED ENTITIES

ENTITIES CONSOLIDATED	NOTES	PLACE OF INCORPORATION

Name
Alumina Limited	H	VIC, Australia
All controlled entities are wholly-owned, unless otherwise indicated		—
Controlled entities
Alumina Finance Limited	E	VIC, Australia
Alumina Holdings (USA) Inc.	A,D	Delaware, USA
Alumina International Holdings Pty. Ltd.	B,H	VIC, Australia
Alumina Brazil Holdings Pty Ltd	C,H	VIC, Australia
Alumina Limited Do Brasil SA	D,G	Brazil
Alumina (U.S.A.) Inc.	A,D	Delaware, USA
Butia Participaçoes SA	A,D,H	Brazil
Westminer Acquisition (U.K.) Limited	D	UK
Westminer International (U.K.) Limited	D	UK
Westminer (Investments) B.V.	A,D,F	Netherlands

These controlled entities:

A)	have not prepared audited accounts as they are non-operating or audited accounts are not required in their country of incorporation. Appropriate books and records are maintained for these entities;

B)	have been granted relief from the necessity to prepare accounts pursuant to Australian Securities and Investment Commission (“ASIC”) Class Order 98/1418. This company, which is also referred to in the Directors’ Declaration is, with Alumina Limited, a member of a “Closed Group” as defined in the Class Order and are parties to a deed of cross guarantee which has been lodged with and approved by ASIC. Under the deed of cross guarantee, each of these companies guarantees the debts of the other companies party to the deed of cross guarantee. The consolidated assets and liabilities of these companies, and their consolidated net profits after tax for the year then ended (after eliminating inter-company investments and other inter-company transactions) are set out in the table below;

C)	this is a small proprietary company, and is not required to prepare a financial report;

D)	has been translated as a foreign operation with a different functional currency;

E)	this company was incorporated on 5 May 2008 and is 100% owned by Alumina Limited. It has a functional currency of US dollars and prepares separate audited accounts;

F)	currently in the process of voluntary liquidation;

G)	this company was incorporated on 19 March 2009 and is 9.07% owned by Alumina Limited and 90.93% owned by Alumina International Holdings Pty Ltd. It has a functional currency of US dollars and prepares separate audited accounts;

H)	will change to a functional currency of US dollars, effective for the reporting period ending 31 December 2010 (Refer Note 32 for further details).

	CLOSED GROUP $MILLION
	2009	2008
Deed of cross guarantee
Entities which are party to a Deed of Cross Guarantee, entered into in accordance with ASIC Class Order 98/1418 are indicated above in this note. A consolidated balance sheet is set out below:
Balance sheets of closed Group
Current assets
Cash and cash equivalents	84.2	64.5
Derivative financial instruments	—	6.6
Receivables	58.3	83.1
Other assets	8.5	1.5

Total current assets	151.0	155.7
Non-current assets
Investments in associates	1,729.0	2,684.7
Other financial assets	1,745.4	295.4
Deferred tax assets	—	2.1
Property, plant and equipment	0.2	0.2
Total non-current assets	3,474.6	2,982.4
Total assets	3,625.6	3,138.1

Current liabilities
Payables	1.4	3.0
Interest-bearing liabilities	—	411.7
Derivative financial instruments	1.6	—
Provisions	0.2	0.1
Other	0.7	1.5
Total current liabilities	3.9	416.3

Non-current liabilities
Interest-bearing liabilities	381.2	739.2
Provisions	0.3	0.3
Total non-current liabilities	381.5	739.5
Total liabilities	385.4	1,155.8
Net assets	3,240.2	1,982.3
Equity
Contributed equity	2,400.4	1,444.4
Reserves	286.8	287.2
Retained profits	553.0	250.7
Total equity	3,240.2	1,982.3

Set out below is a consolidated income statement for the closed Group:

	CLOSED GROUP $MILLION
	2009	2008
Income statements of closed Group
Revenue from continuing operations	184.9	390.7
Other income	164.3	—
General and administrative expenses	(12.3)	(18.1)
Other expenses	(1.9)	(224.6)
Finance costs	(23.6)	(48.3)
Profit from ordinary activities before income tax	311.4	99.7
Income tax expense	(9.1)	(2.1)
Net profit	302.3	97.6
Set out below is a summary of movements in consolidated retained profits of the closed Group:
Retained profits at the beginning of the financial year	250.7	426.9
Net profit	302.3	97.6
Dividend provided for or paid	—	(273.8)
Retained profits at the end of the financial year	553.0	250.7

27. CONTINGENT LIABILITIES

There are no contingent liabilities as at 31 December, 2009 (2008: nil).

Cross guarantees given by Alumina Limited and Alumina International Holdings Pty. Ltd are described in Note 26. There are no deficiencies of assets in any of these companies.

These guarantees may give rise to liabilities in the parent entity if the subsidiary does not meet their obligations under the terms of the overdrafts, loans or other liabilities subject to the guarantees.

	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
	2009	2008	2009	2008

28. COMMITMENTS FOR EXPENDITURE

Lease commitments
Commitments in relation to leases contracted for at the reporting date but not recognised as liabilities, payable:
Within one year	0.1	0.1	0.1	0.1
Later than one year but not later than 5 years	0.5	0.5	0.5	0.5
Later than 5 years	—	0.1	—	0.1
	0.6	0.7	0.6	0.7

The company leases office facilities under non-cancellable operating leases expiring within two to five years.

29. RELATED PARTY TRANSACTIONS

Related parties of the Group fall under the following categories:

Wholly-owned Group

The wholly-owned Group consists of Alumina Limited and its wholly-owned controlled entities as disclosed in Note 26. Transactions between Alumina Limited and other entities in the wholly-owned Group during the years ended 31 December 2009 and 2008 consisted of:

•	loan advanced/repaid to/by Alumina Limited

•	interest paid/received on the above loans (refer Notes 4 and 6)

•	the payment of dividends to Alumina Limited (refer Note 4)

•	payment of administrative/general expenses on behalf of Alumina Limited.

The above transactions were made on normal commercial terms and conditions and at market rates.

	PARENT ENTITY $000’s
	2009	2008
Aggregate amounts included in the determination of profit from ordinary activities before income tax that resulted from transactions with entities in the wholly-owned Group:
Interest expense	8,253	5,254
Aggregate amounts receivable/(payable) to entities in the wholly-owned Group at balance date:
Current receivables	1,663,976	1,323,096
Interest-bearing liabilities	(381,092)	(494,893)

Directors and Other Key Management Personnel

Disclosures relating to directors and other key management personnel are set out in Note 30.

Other Related Parties

On 19 November 2008, Alumina Finance Limited (“Lender”), a wholly-owned subsidiary of Alumina Limited, along with Aluminio Espanol S.A. (“Lender”) entered into a Revolving Credit Facility Agreement with Alumina Espanola S.A. (“Borrower”), an entity which forms part of AWAC. In April 2009, Alumina Limited also became a party to the Revolving Credit Facility Agreement as a lender to the Borrower. The lenders from time to time will lend to the Borrower amounts up to a maximum outstanding principal not to exceed Euro 150,000,000 for the purpose of funding the Borrower’s alumina refinery operating needs. During 2009, the lenders advanced a total of Euro 68,847,921 (A$120,183,882) to the borrower. Monies advanced under this facility were returned to Alumina Limited and Alumina Finance Limited in September 2009 and December 2009. At 31 December 2009 there were no loans outstanding.

Alcoa of Australia Limited, an associated entity forming part of AWAC, advanced a total of US$34,800,000 (A$50,810,850) to Alumina Limited in December 2008. These funds were used by Alumina Limited to fund the remaining 2008 funding requirements for AWAC’s investment in Brazil. The loan was repaid in January 2009.

There are no other related party transactions.

Ownership Interests in Related Parties

Interests held in the following classes of related parties are set out in the following notes:

(a)	controlled entities – Note 26; and

(b)	associates – Note 12.

30. KEY MANAGEMENT PERSONNEL DISCLOSURES

(a) Directors

The following persons were directors of Alumina Limited during the financial year:

Chairman – non-executive

D M Morley

Executive directors

J Bevan, Chief Executive Officer (appointed 16 June 2008)

J S Downes, Chief Financial Officer (appointed 12 January 2009) (Alternate director)

K A Dean, Chief Financial Officer (resigned 12 January 2009)

Non-executive directors

P A F Hay

R J McNeilly

J Pizzey

(b) Other key management personnel

In addition to executive directors, the following person also had authority for the strategic direction and management of the company and the consolidated entity during the financial year:

NAME	POSITION	EMPLOYER
S C Foster	General Counsel and Company Secretary	Alumina Limited

All of the persons above were also key management persons during the year ended 31 December 2009.

(c) Remuneration of key management personnel

	NOTES	CONSOLIDATED ENTITY $MILLION		PARENT ENTITY $MILLION
		2009	2008	2009	2008
Short-term employee benefits		3,690,599	3,852,738	3,690,599	3,852,738
Post-employment benefits		96,083	97,488	96,083	97,488
Share based payments		(153,298)	(265,161)	(153,298)	(265,161)
Termination pay		234,678	1,475,468	234,678	1,475,468
		3,868,062	5,160,533	3,868,062	5,160,533

(d) Equity instrument disclosures relating to key management personnel

(i) Alumina Employee Performance Rights Plan

Details of performance rights over ordinary shares in the company provided as remuneration together with terms and conditions of the performance rights can be found in the Remuneration Report on pages 25 to 40.

(ii) Options and performance share rights holdings

The number of options and performance rights over ordinary shares in the Company held during the financial year by each director of Alumina Limited and the key management personnel of the company and the consolidated entity, including their personally related entities, is set out below:

2009

NAME	TYPE OF EQUITY - BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2009[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2009	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	—	191,600	—	—	191,600	—
S C Foster	Performance rights	76,900	113,600	—	(16,400)	174,100	—
K A Dean[4]	Performance rights	118,550	176,000	—	(294,550)	—	—

1	Includes the number of Performance Rights granted that were subject to testing in June 2009 and December 2009 but not yet vested.

2	Performance Rights granted in January 2009 for the 3 year performance test period concluding in November 2011.

3	Performance Right conditions for the January 2006 grant re-tested in June 2009 lapsed.

4	Mr Dean ceased employment with the Company on 28 February 2009 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

2008

NAME	TYPE OF EQUITY - BASED INSTRUMENT	NUMBER OF PERFORMANCE RIGHTS OR OPTIONS HELD AT 1 JANUARY 2009[1]	NUMBER GRANTED DURING THE YEAR AS REMUNERATION[2]	NUMBER VESTED/ EXERCISED DURING THE YEAR	NUMBER LAPSED DURING THE YEAR[3]	NUMBER HELD AT 31 DECEMBER 2009	VESTED AND EXERCISABLE AT THE END OF THE YEAR
J Bevan	Performance rights	—	—	—	—	—	—
J Marlay[4]	Performance rights	241,700	78,500	—	(320,200)	—	—
S C Foster	Performance rights	81,250	25,200	—	(29,550)	76,900	—
K A Dean	Performance rights	104,800	39,000	—	(25,250)	118,550	—

1	Includes the number of Performance Rights granted that were subject to testing in June 2008, December 2007 and December 2008 but not yet vested.

2	Performance Rights granted in February 2008 for the 3 year performance test period concluding in December 2010.

3	Performance Right conditions were not met for the January 2006 grant and under the ESP Rules, 50 per cent of the entitlement. lapsed with the remaining 50 per cent to be re-tested in June 2009. In addition, of the January 2005 grant tested in June 2008, 50 per cent lapsed.

4	Mr Marlay ceased employment with the Company on 31 July 2008 and pursuant to his employment contact and the Rules of the Alumina Employee Share Plan, he forfeited all invested Performance Rights as at his cessation date.

(iii) Shareholdings

The numbers of shares in the company held during the financial year by each director of Alumina Limited and the key management personnel of the company and consolidated entity, including their personally-related entities, are set out below.

2009

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR[2]	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited
Ordinary shares
D M Morley	545,516	—	406,154	951,670
P A F Hay	60,519	—	52,079	112,598
R J McNeilly	53,443	—	61,702	115,145
J Pizzey	23,449	—	35,848	59,297
J Bevan	108,360	—	247,020	355,380
J Downes	—	—	174,350	174,350
K A Dean[1]	22,403	—	—	22,403

1	Mr Dean retired from the Company on 28 February 2009. His shareholding is of that date.

2	All directors took up their entitlement under the non-renounceable rights issue lodged with the Australian Securities and Investments Commission on 30 April 2009.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	46,863	—	72,441	119,304

2008

NAME	BALANCE AT THE START OF THE YEAR	RECEIVED DURING THE YEAR ON THE EXERCISE OF RIGHTS	OTHER CHANGES DURING THE YEAR[3]	BALANCE AT THE END OF THE YEAR
Directors of Alumina Limited
Ordinary shares
D M Morley	425,183	—	120,333	545,516
P A F Hay	42,890	—	17,629	60,519
R J McNeilly	35,624	—	17,819	53,443

M R Rayner[1]	32,945	—	2,411	35,356
J Pizzey	13,217	—	10,232	23,449
J Bevan	—	—	108,360	108,360
J Marlay[2]	98,338	—	1,065	99,403
K A Dean	9,741	—	12,662	22,403

1	Mr Rayner resigned as a non-executive director on 1 May 2008.

2	Mr Marlay resigned from the Company on 16 June 2008.

3	All directors took up their entitlement under the rights issue lodged with the Australian Securities and Investments Commission on 1 September 2008.

Other key management personnel of the company and consolidated entity
Ordinary shares
S C Foster	33,147	—	13,716	46,863

(e) Loans to directors and executives

No loans were made to directors of Alumina Limited and other key management personnel of the Group, including their personally-related entities in 2009 or 2008.

31. REMUNERATION OF AUDITORS

During the year the following fees were paid or payable for services provided by the auditor of the parent entity, and its related practices:

	CONSOLIDATED ENTITY $000’s			PARENT ENTITY $000’s
	2009	2008		2009	2008
Amounts received or due and receivable by PricewaterhouseCoopers Australia:
Audit and review of the financial reports	726	923		659	849
Other assurance services	233	337		233	187

Amounts received or due and receivable by related practices of PricewaterhouseCoopers Australia:
Overseas taxation services	66	318		—	—
Total	1,025	1,578	[1]	892	1,036

1	Additional fees were principally incurred in relation to funding activities

It is the Group’s policy to employ PricewaterhouseCoopers on assignments additional to their statutory audit duties where PricewaterhouseCoopers’ expertise and experience with the Group are important provided such arrangements do not compromise audit independence. These assignments are principally tax advice or where PricewaterhouseCoopers is awarded assignments on a competitive basis.

32. EVENTS OCCURRING AFTER THE BALANCE SHEET DATE

Alumina Limited

With the commissioning of production at the Juruti mine and the Alumar refinery in Brazil almost complete during the second half of 2009, Alumina Limited is reaching the end of the investment program in Brazil. Greater production and cash flows to shareholders are expected from these assets in future. Going forward most dividends will be received in US dollars. The Board recognises that this changes the balance of factors that are assessed to determine Alumina’s functional currency. Effective for the reporting period ending 31 December 2010, the Board has determined that Alumina Limited’s functional currency is US dollars. There will be no change to the AWAC financial statements.

AWAC

On 1 March 2010, Alcoa of Australia Limited signed two long term electricity hedge agreements with Loy Yang Power Group to hedge its share of the supply of electricity to the Portland aluminium smelter (Portland Hedge) and the Point Henry aluminium smelter (Point Henry Hedge). The term of the hedges will be from 1 March 2010 and expire on 31 December 2036. The underlying transactions under the Portland Hedge will commence on 1 November 2016 and 1 August 2014 under the Point Henry Hedge on expiry of Alcoa’s electricity supply agreements with the State Electricity Commission of Victoria (established under the State Electricity Commission Act 1957), a statutory body owned by the Victorian Government. An estimate of the financial effect on Alumina Limited has not been made.

Other than the above, there are no significant events occurring after the balance sheet date.

33. FINANCIAL REPORTING BY SEGMENT

(a) Segment Identification

Years ended 31 December 2009 and 31 December 2008

Alumina Limited’s primary assets are its 40% interest in the series of operating entities forming AWAC.

Alumina Limited has one reportable segment, namely the investment in the alumina/aluminium business through its equity interests in AWAC. Alumina Limited participates in AWAC through The Strategic Council, which consists of three members appointed by Alcoa Inc and two members appointed by Alumina Limited. Operational decisions are made by Alcoa Inc.

(b) Entity wide disclosures: Geographical location of assets

YEAR ENDED 31 DECEMBER 2009
$MILLION CONSOLIDATED	AUSTRALIA	OTHER	TOTAL
Investments in Associates	1,394.5	2,160.7	3,555.2
Other assets	93.1	257.4	350.5
Liabilities	(357.4)	(295.6)	(653.0)
Consolidated net assets			3,252.7

YEAR ENDED 31 DECEMBER 2008
$MILLION CONSOLIDATED	AUSTRALIA	OTHER	TOTAL
Investments in Associates	1,548.7	2,199.9	3,748.6
Other assets	147.9	2.1	150.0
Liabilities	(1,105.0)	(0.8)	(1,105.8)
Consolidated net assets			2,792.8

Alumina Limited earns no revenue from external customers.

DIRECTORS’ DECLARATION

In the directors’ opinion:

a)	the financial statements and notes set out on pages 42 to 82 are in accordance with the Corporations Act 2001, including:

(i)	complying with Accounting Standards, the Corporations Regulations 2001 and other mandatory professional reporting requirements; and

(ii)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2009 and of their performance for the financial year ended on that date; and

b)	there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable; and

c)	at the date of this declaration, there are reasonable grounds to believe that the members of the Extended Closed Group identified in Note 26 will be able to meet any obligations or liabilities to which they are, or may become, subject by virtue of the deed of cross guarantee described in Note 26.

The directors have been given the declarations by the Chief Executive Officer and Chief Financial Officer required by section 295A of the Corporation Act 2001.

This declaration is made in accordance with a resolution of the Directors.

DONALD M MORLEY

CHAIRMAN

11 March 2010

INDEPENDENT AUDITOR’S REPORT TO THE MEMBERS OF ALUMINA LIMITED FOR THE YEAR ENDED 31 DECEMBER 2009

Report on the Financial Report

We have audited the accompanying financial report of Alumina Limited, which comprises the balance sheet as at 31 December 2009, and the statement of comprehensive income, statement of changes in equity and cash flow statement for the year ended on that date, a summary of significant accounting policies, other explanatory notes and the directors’ declaration for both Alumina Limited and the Alumina Limited Group (the consolidated entity). The consolidated entity comprises the company and the entities it controlled at the year’s end or from time to time during the financial year.

Directors’ responsibility for the financial report

The directors of the company are responsible for the preparation and fair presentation of the financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal controls relevant to the preparation and fair presentation of the financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances. In Note 1, the directors also state, in accordance with Accounting Standard AASB 101 Presentation of Financial Statements, that the financial statements comply with International Financial Reporting Standards.

Auditor’s responsibility

Our responsibility is to express an opinion on the financial report based on our audit. We conducted our audit in accordance with Australian Auditing Standards. These Auditing Standards require that we comply with relevant ethical requirements relating to audit engagements and plan and perform the audit to obtain reasonable assurance whether the financial report is free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial report. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial report, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial report in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial report.

Our procedures include reading the other information in the Annual Report to determine whether it contains any material inconsistencies with the financial report.

Our audit did not involve an analysis of the prudence of business decisions made by directors or management.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinions.

Independence

In conducting our audit, we have complied with the independence requirements of the Corporations Act 2001.

Auditor’s opinion

In our opinion:

(a)	the financial report of Alumina Limited is in accordance with the Corporations Act 2001, including:

(i)	giving a true and fair view of the company’s and consolidated entity’s financial position as at 31 December 2009 and of their performance for the year ended on that date; and

(ii)	complying with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Regulations 2001; and

(b)	the financial report complies with International Financial Reporting Standards as disclosed in Note 1.

Report on the Remuneration Report

We have audited the remuneration report included in pages 25 to 40 of the directors’ report for the year ended 31 December 2009. The directors of the company are responsible for the preparation and presentation of the remuneration report in accordance with section 300A of the Corporations Act 2001. Our responsibility is to express an opinion on the remuneration report, based on our audit conducted in accordance with Australian Auditing Standards.

Auditor’s opinion

In our opinion, the remuneration report of Alumina Limited for the year ended 31 December 2009, complies with section 300A of the Corporations Act 2001.

PRICEWATERHOUSECOOPERS

CHRIS DODD

PARTNER

Melbourne 11 March 2010

Liability limited by a scheme approved under Professional Standards Legislation

DETAILS OF SHAREHOLDERS AND SHAREHOLDINGS

LISTED SECURITIES – 25 FEBRUARY 2010

Alumina Limited has 2,440,196,187 issued fully paid ordinary shares of which 23,213 are classified as Ordinary Restricted shares. The Ordinary Restricted shares represent the shares vested to employees under the terms and conditions of the Alumina Employee Share Plan and are held on Trust by the Alumina Employee Share Plan Pty. Ltd.

SIZE OF SHAREHOLDINGS AS AT 25 FEBRUARY 2010

RANGE OF SHARES HELD	SHAREHOLDERS	%	SHARES HELD	% OF TOTAL
1–1,000	26,553	31.71%	13,223,078	0.54%
1,001–5,000	35,299	42.15%	87,778,227	3.60%
5,001–10,000	10,973	13.10%	80,427,607	3.30%
10,001–100,000	10,436	12.46%	251,548,048	10.31%
100,000–over	487	0.58%	2,007,219,227	82.26%
Total	83,748	100.00%	2,440,196,187	100.00%

Of these, 9,636 shareholders held less than a marketable parcel of $500 worth of shares (332 shares). In accordance with ASX Business Rules, the last sale price on the Company’s shares on the ASX on 25 February 2010 was used to determine the number of shares in a marketable parcel.

TWENTY LARGEST SHAREHOLDERS – 25 FEBRUARY 2010

NAME	NO. OF FULLY PAID ORDINARY SHARES	% OF UNITS
National Nominees Limited	490,761,737	20.11
Hsbc Custody Nominees (Australia) Limited	472,916,838	19.38
J P Morgan Nominees Australia Limited	375,569,286	15.39
Anz Nominees Limited <Cash Income A/C>	178,873,575	7.33
Citicorp Nominees Pty Limited	99,559,841	4.08
Cogent Nominees Pty Limited	55,837,985	2.29
Queensland Investment Corporation	35,255,198	1.44
Amp Life Limited	15,029,724	0.62
Australian Foundation Investment Company Limited	14,323,142	0.59
Argo Investments Limited	10,785,930	0.44
Australian Reward Investment Alliance	9,512,503	0.39
Pan Australian Nominees Pty Limited	8,303,197	0.34
Ubs Nominees Pty Ltd	7,598,579	0.31

Rbc Dexia Investor Services Australia Nominees Pty Ltd <Piselect A/C>	7,359,528	0.30
Ubs Wealth Management Australia Nominees Pty Ltd	6,870,398	0.28
Bainpro Nominees Pty Limited	6,492,587	0.27
Mleq Nominees Pty Limited <Settle1 A/C>	5,564,397	0.23
Australian United Investment Company Limited	5,505,789	0.23
The Senior Master Of The Supreme Court <Common Fund No 3 A/C>	5,490,394	0.22
Diversified United Investment Limited	5,000,000	0.20
Total held by 20 largest shareholders	1,816,610,628	74.45
Total Remaining Holders Balance	623,585,559	25.55

Each ordinary shareholder is entitled on a show of hands to vote and on a poll one vote for each share held.

The company does not have a current on market buy-back of its shares.

SUBSTANTIAL SHAREHOLDING AS AT 25 FEBRUARY 2010	SHAREHOLDERS	%
BlackRock investment Management (Australia) Limited	155,871,454	6.39%

ALUMINA LIMITED AND CONTROLLED ENTITIES

FINANCIAL HISTORY

AS AT 31 DECEMBER	2009 $A MILLION	2008 $A MILLION	2007 $A MILLION	2006 $A MILLION	2005 $A MILLION
Revenue from continuing operations	5.4	3.9	2.8	1.4	4.0
Other income	—	—	—	—	—
Share of net profits of associates accounted for using the equity method	4.6	242.6	494.6	546.6	337.1
Finance costs	(38.9)	(48.8)	(45.7)	(25.1)	(15.3)
Net gains on Reals financial instruments	15.0	(7.9)	—	—	—
General and administrative expenses	(13.1)	(19.2)	(13.8)	(10.7)	(10.2)
Income tax credit/(expense)	1.0	(2.6)	(1.5)	(1.1)	—
Net profit attributable to members of Alumina Limited	(26.0)	168.0	436.4	511.1	315.6
Non-operating non-cash items[1]	23.8	33.6	(30.8)	58.3	15.7
Underlying earnings[1]	(2.2)	201.6	405.6	569.4	331.3
Total assets	3,905.7	3,898.6	2,688.6	2,357.6	2,013.5
Total liabilities	653.0	1,105.8	1,024.7	603.0	483.3
Net assets	3,252.7	2,792.8	1,663.9	1,754.6	1,530.2
Shareholders’ funds	3,252.7	2,792.8	1,663.9	1,754.6	1,530.2
Dividends provided for or paid	—	273.8	275.6	233.2	232.8
Dividends received from AWAC	176.0	356.0	444.9	521.1	95.9
Statistics
Dividends declared per ordinary share	2c	12c	24c	22c	20c
Dividend payout ratio (cash dividends)	—	146%	63%	46%	74%
Earnings per ordinary share	(1.2c )	12.9c	35.7c	43.8c	27.1c
Return on equity[2]	Negative 0.8%	8.5%	25.5%	31.1%	21.5%
Gearing (net debt to equity)	9%	27%	36%	20%	24%
Net tangible assets backing per share	$1.21	$1.71	$1.21	$1.25	$1.06

1	Underlying earnings has been calculated by adjusting reported net profit amounts relating to non-cash entries which do not reflect the operations of the Company. These non-cash entries related to mark-to market valuations of AWAC embedded derivatives, and adjustments resulting from actuarial assessment of market value of assets held in AWAC employee benefit plans.
2	Based on net profit attributable to members of Alumina Limited.

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2010 – 9AWC

Please find attached, for immediate release, a public announcement concerning Directors’ interests.

/s/ Stephen Foster
Stephen Foster Company Secretary

1 April 2010

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	Alumina Limited
ABN	85 004 820 419

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	George John PIZZEY
Date of last notice	9 June 2009

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.

Securities held by spouse – Mrs Betty Pizzey

Securities held by Yalambie Pty Ltd (Pizzey Superannuation Fund) of which Mr Pizzey is a beneficiary.

Securities held by George Pizzey and Sons Pty Ltd as trustee for Pizzey Investment Trust, of which Mr Pizzey is a beneficiary.

Date of change	30 March 2010

No. of securities held prior to change	59,297 fully paid ordinary shares in Alumina Limited.

Number acquired	6,148 fully paid ordinary shares in Alumina Limited purchased by George Pizzey and Sons Pty Ltd as trustee for Pizzey Investment Trust.

Number disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$1.725 per share was paid.

No. of securities held after change	65,445 fully paid ordinary shares in Alumina Limited

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Off-market trade

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	n/a

Nature of interest	n/a

Name of registered holder (if issued securities)	n/a

Date of change	n/a

No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	n/a

Interest acquired	n/a

Interest disposed	n/a

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	n/a

Interest after change

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2010 – 10AWC

BUY BACK AND CANCELLATION OF US$50 MILLION OF CONVERTIBLE BONDS

Alumina Limited advises that as part of its ongoing capital management strategy, its wholly owned subsidiary, Alumina Finance Limited, has repurchased and cancelled US$50 million of its 2% Guaranteed Convertible Bonds due 2013 ISIN XS0364556919 (“Convertible Bonds”) which have a maturity date of 16 May 2013.

There are US$300 million of the Convertible Bonds outstanding after this cancellation. Bondholders have the right to require Alumina Finance Limited to redeem all or some of their Convertible Bonds on 16 May 2011 at 100% of their principal amount, together with accrued and unpaid interest.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/s/ Stephen Foster
Stephen Foster Company Secretary

6 April 2010

To:	The Manager Announcements Company Announcements Office Australian Stock Exchange

Public Announcement 2010 – 11AWC

Alumina Limited notes the announcement made today by Alcoa Inc reporting its first quarter 2010 earnings.

AWAC production of alumina for the first quarter was 3.7 million tonnes and production of aluminium was 87 thousand tonnes.

Alumina Limited CEO, John Bevan, commented, “Alumina prices have continued to strengthen throughout the quarter, driven primarily by strong demand from China. Costs have been impacted by higher energy prices and a stronger Australian dollar.” Restructuring costs noted by Alcoa Inc included a US$14 million pre-tax write off for the AWAC fluoride assets at Point Comfort.

Alumina Limited received US$58 million of dividends from the AWAC joint venture in the first quarter.

For investor enquiries:	For media enquiries:

Judith Downes Chief Financial Officer Phone: +61 3 8699 2607 judith.downes@aluminalimited.com	Nerida Mossop Hinton and Associates Phone: +61 3 9600 1979 Mobile: +61 437 361 433

John Bevan Chief Executive Officer Phone: +61 3 8699 2601 john.bevan@aluminalimited.com

/s/ Stephen Foster
Stephen Foster Company Secretary

13 April 2010